                                     [LOGO]

                           OFFER TO PURCHASE FOR CASH
                                  ANY AND ALL
                                     OF ITS
                 5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                                       AT
        94.5% OF THE PRINCIPAL AMOUNT OF THE NOTES PLUS ACCRUED INTEREST

             THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 3:00 P.M., LONDON TIME, ON WEDNESDAY, JUNE 3, 1998, UNLESS EXTENDED (SUCH DATE
         AND TIME, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE").

    U.S. Office Products Company, a Delaware corporation ("U.S. Office Products" or the "Company"), hereby offers to Holders (as defined below) who are not U.S. Persons (as defined below) to purchase for cash at the Purchase Price (as defined below) any and all of its outstanding 5 1/2% Convertible Subordinated Notes due 2003 (the "Notes") held in bearer form or held in the form of Registered Regulation S Notes (as defined in the Indenture (as defined below)), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be supplemented and amended from time to time, the "Offer to Purchase") and in the accompanying Letter of Transmittal (as it may be supplemented and amended from time to time, the "Letter of Transmittal" which, together with the Offer to Purchase, constitutes the "Offer"). Concurrently with the Offer, the Company is making a separate offer to purchase, on the same terms and conditions and for the same consideration as the Offer, all Notes held in registered form (other than the Registered Regulation S Notes) (the "U.S. Offer" and, together with the Offer, the "2003 Note Tender Offers"). The 2003 Note Tender Offers will be consummated concurrently. The "Purchase Price" shall equal 94.5% of the principal amount of each Note tendered, plus accrued and unpaid interest up to but excluding the date upon which the Company pays for Notes accepted for tender (the "Payment Date"). The Purchase Price is payable to holders of the Notes ("Holders") who validly tender (and do not withdraw) their Notes (as received by the Holders, the "Offer Consideration"). Any Notes not tendered in the Offer (or tendered and properly withdrawn) shall remain obligations of the Company until they are subsequently converted into the Company's Common Stock (as defined below), are redeemed or mature and are repaid in accordance with their terms.

    Any Holder desiring to tender all or any portion of such Holder's Notes must comply with the procedures for tendering Notes set forth herein in "Procedures for Tendering Notes" and in the Letter of Transmittal. Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In the event of a withdrawal of Notes, the Notes so withdrawn will be returned to the Holder promptly in the manner chosen by, and at the risk and expense of, the Holder.

                                               [CONTINUED ON THE FOLLOWING PAGE]
                            ------------------------

    BA Robertson Stephens International Limited has been retained to act as Dealer Manager in connection with the Offer. See "The Dealer Manager." The Chase Manhattan Bank London Office and Chase Manhattan Bank Luxembourg S.A. have each been retained to act as Tender Agent in connection with the Offer. The Chase Manhattan Bank London Office and Chase Manhattan Bank Luxembourg S.A. are referred to in this Offer to Purchase collectively as the "Tender Agent."
                            ------------------------

                      The Dealer Manager for the Offer is:

                  BA ROBERTSON STEPHENS INTERNATIONAL LIMITED
                               ------------------

               The date of this Offer to Purchase is May 5, 1998.

                                                 [CONTINUED FROM PRECEDING PAGE]

    At May 1, 1998, there were outstanding $230.0 million of the Notes, of which approximately $175.0 million were held in registered form and approximately $55.0 million were in bearer form (the "Bearer Notes"). At May 1, 1998, there were no Registered Regulation S Notes outstanding, and all of the Bearer Notes were held in accounts at either Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear system ("Euroclear"), or Cedel Bank societe anonyme ("Cedel").

    The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmissions, telex and telephone) of interstate or foreign commerce of, or of any facility of a national securities exchange of, the United States and tenders cannot be made by any such use, means or instrumentality or from within the United States.

    Accordingly, copies of this Offer to Purchase, the Letter of Transmittal and any related documents are not being and must not be mailed or otherwise distributed or sent in or into the United States, including to Holders with addresses in the United States. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute or send them in, into or from the United States or use such mails or any such means or instrumentality in connection with the Offer, and so doing will render invalid any related purported acceptance of the Offer. Persons wishing to tender their Notes should not use such mails or any means, instrumentality or facility for any purpose directly or indirectly relating to acceptance of the Offer. Envelopes containing Letters of Transmittal should not be postmarked in the United States or otherwise dispatched from the United States and all tendering Holders must provide addresses outside of the United States for the receipt of payment in respect of the Offer or the return of Notes.

    Tenders of Notes pursuant to the Offer may be made only to the Tender Agent at one of the offices outside of the United States specified on the back cover page of this Offer to Purchase. The Company will deliver the Offer Consideration to the relevant office of the Tender Agent, and such office of the Tender Agent shall deliver, on behalf of the Company, the Offer Consideration only to an account or address outside the United States.

    Tenders of Notes (or any portion of such Notes in authorized denominations) may be withdrawn at any time on or prior to the Expiration Date and, unless accepted by the Company, may be withdrawn at any time after July 1, 1998, the 40th business day after the date of this Offer to Purchase. If, prior to the Expiration Date, the Company reduces (i) the principal amount of Notes subject to the Offer or (ii) the Purchase Price, then previously tendered Notes may be validly withdrawn until the expiration of ten business days after the date that notice of either such reduction is first published, given or sent to Holders by the Company. If the Company makes a material change in the terms of the Offer, the Company will disseminate additional Offer materials regarding the change and will extend the Offer, in each case to the extent required by applicable law. For purposes of the Offer, the term "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    Under no circumstances will any interest be payable because of any delay in the transmission of funds constituting the Purchase Price to Holders. See "The Offer--Acceptance for Payment and Payment for Notes" for further details as to timing of the payment of the Purchase Price.

    Subject to applicable securities laws, other applicable regulations and the terms set forth in this Offer to Purchase, the Company reserves the right (i) to waive any and all conditions to the Offer, (ii) to extend or to terminate the Offer or (iii) otherwise to amend the Offer in any respect. Any amendment applicable to the Offer will apply to all Notes tendered pursuant to the Offer. See "The Offer--Expiration Date; Extension; Amendment; Termination."

    Notwithstanding any other provision of the Offer, the Company's obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon satisfaction of (i) the Financing Condition, (ii) the Equity Investment Condition (iii) the Distribution Condition and (iv) the General Conditions (each as defined herein). See "The Offer--Conditions of the Offer."

    NONE OF THE COMPANY, THE BOARD OF DIRECTORS OR THE DEALER MANAGER MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES IN RESPONSE TO THE OFFER.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. Any questions with respect to the terms and conditions of the Offer may be directed to the Dealer Manager at its address and telephone numbers set forth on the back cover page of the Offer to Purchase. Requests for assistance with respect to the procedures for tendering Notes or requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related documents may be directed to the Tender Agent. Beneficial owners may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

    In this Offer to Purchase, references to "dollars," "$," and "US$" are to United States dollars, the term "United States" means the United States of America (including the States and the District of Columbia), its possessions, its territories and other areas subject to its jurisdiction, and the term "U.S. Person" shall have the meaning set forth in Sections 230.901 through .904 of Title 17 of the United States Code of Federal Regulations ("Regulation S").

                                   IMPORTANT

    Any Holder desiring to tender Notes should either (i) in the case of a Holder (other than a depositary or other custodian) who holds physical certificates evidencing Bearer Notes or Registered Regulation S Notes, complete and sign the accompanying Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein and physically deliver such manually signed Letter of Transmittal (or a manually signed facsimile thereof), together with certificates evidencing such Notes and any other required documents to the Tender Agent at one of its offices specified on the back cover of this Offer to Purchase, or (ii) in the case of a Holder who holds Notes in book-entry form, request such Holder's broker, dealer, commercial bank, trust company or other nominee to effect the tender of Notes for such Holder pursuant to the procedures for book-entry delivery set forth herein. See "Procedures for Tendering Notes." Beneficial owners of Notes held in Euroclear or Cedel who are not accountholders in Euroclear or Cedel must arrange through their broker, dealer, commercial bank, trust company or other nominee to contact their accountholders in Euroclear or Cedel and instruct such accountholders to take such steps as are required in order to tender the Notes. Such beneficial owners should give such directions to their broker, dealer, commercial bank, trust company or other nominee sufficiently in advance of the Expiration Date to ensure receipt by the Tender Agent of (i) any documents required by this Offer to Purchase and (ii) confirmation of the amount of Notes tendered and of blockage of an account in respect of such tendered Notes, taking into account the deadlines required by Euroclear and Cedel. A Letter of Instruction is included in the Offer materials provided along with this Offer to Purchase, which may be used by a beneficial owner to give such instructions. See "Procedures for Tendering Notes."

    Euroclear or Cedel participants that hold Notes on behalf of beneficial owners of Notes through Euroclear or Cedel are eligible to tender Notes on behalf of such Holders. To effect a tender of Notes, Euroclear or Cedel participants should instruct Euroclear or Cedel, as the case may be, in accordance with such clearing system's procedures, to block the account with respect to the Notes tendered and follow the procedure for book-entry delivery set forth in "Procedures for Tendering Notes."

    Any Holder who desires to tender Notes but who cannot comply with the procedures set forth herein for tender on a timely basis or whose certificates for Notes are not immediately available may tender such Notes by following the procedures for guaranteed delivery set forth under "Procedures for Tendering Notes--Tendering Notes--Guaranteed Delivery."

    The Letter of Transmittal and the Notes should be sent only to the Tender Agent at one of its specified offices outside of the United States and should not be sent to the Company, the Tender Agent's offices in the United States, the Dealer Manager or the Trustee (as defined below).

    Tendering Holders will not be obligated to pay brokerage fees or commissions.

    The Offer is not being made to (nor will any tender of Notes be accepted from or on behalf of) Holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of Notes therein would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary for the Company to make the Offer in any such jurisdiction and extend the Offer to Holders in such jurisdiction. In any jurisdiction the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Company by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

    BA Robertson Stephens International Limited is acting for the Company in the Offer. BA Robertson Stephens International Limited will not be offering advice and will not otherwise be responsible for providing customer protections in respect of the Offer. Holders are advised to seek independent financial advice concerning the Offer.
                            ------------------------

    THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER HOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING NOTES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
AVAILABLE INFORMATION......................................................................................           1

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................................................           2

SUMMARY....................................................................................................           3

  The Company..............................................................................................           3
  The Strategic Restructuring Plan.........................................................................           4
  Investment Considerations................................................................................           5

THE OFFER..................................................................................................           6
  General..................................................................................................           6
  Purposes of the Offer....................................................................................           6
  Terms of the Offer.......................................................................................           6
  Conditions of the Offer..................................................................................           7
  Expiration Date; Extension; Amendment; Termination.......................................................           9
  Acceptance for Payment and Payment for Notes.............................................................          10
  Accounting Treatment of the Offer........................................................................          11

PROCEDURES FOR TENDERING NOTES.............................................................................          11
  Tendering Notes..........................................................................................          11
  Withdrawal of Tenders....................................................................................          13

MARKET AND TRADING INFORMATION.............................................................................          15
  The Notes................................................................................................          15
  The Common Stock.........................................................................................          15

DESCRIPTION OF THE NOTES...................................................................................          16

EFFECT OF THE STRATEGIC RESTRUCTURING PLAN ON THE EXISTING CONVERSION PRICE FOR THE NOTES..................          16
  Equity Self-Tender Adjustment............................................................................          16
  Spin-off Adjustment......................................................................................          17
  Adjustment for Reverse Stock Split.......................................................................          17

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS..........................................          17

SOURCE AND AMOUNT OF FUNDS.................................................................................          20

THE DEALER MANAGER.........................................................................................          22

TENDER AGENT...............................................................................................          22

FEES AND EXPENSES..........................................................................................          23

MISCELLANEOUS..............................................................................................          23

ANNEX A--CERTAIN INFORMATION CONCERNING THE STRATEGIC RESTRUCTURING
  PLAN AND THE COMPANY

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the United States Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained by mail from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a site on the Internet's World Wide Web at http:// www.sec.gov. that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

    Pursuant to the Company's Strategic Restructuring Plan (as defined herein), the Company has filed with the Commission (i) a proxy statement on Schedule 14A relating to the Equity Investment (as defined herein) and a one-for-four reverse stock split, (ii) a registration statement on Form S-4 and a related Schedule 13E-4 relating to the 2001 Note Offer (as defined herein) and (iii) a Schedule 13E-4 relating to the Equity Self-Tender (as defined herein). In addition, each of the Spin-Off Companies (as defined herein) has filed a registration statement on Form S-1 relating to the Distributions (as defined herein). These documents are available at the Commission as described above and can also be obtained upon written or oral request to U.S. Office Products Company, 1025 Thomas Jefferson Street, N.W., Suite 600 East, Washington, D.C. 20007, Attention: Mark D. Director, telephone: (202) 339-6700.

    This Offer to Purchase constitutes part of an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Commission by the Company pursuant to Section 13(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule 13E-4 and all exhibits thereto are incorporated by reference in this Offer to Purchase.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 0-25372) pursuant to the Exchange Act are incorporated herein by reference:

        a. The Company's Annual Report on Form 10-K for the fiscal year ended April 26, 1997, as amended through the date hereof;

        b. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended July 26, 1997, October 25, 1997 and January 24, 1998;

        c. The Company's Current Reports on Form 8-K filed with the Commission on April 22, 1998; April 7, 1998; March 12, 1998; March 9, 1998; February 12, 1998; January 16, 1998; December 24, 1997; November 24, 1997; November
    6, 1997; and July 21, 1997, as amended;

        d. The Company's definitive Proxy Statement filed on Schedule 14A on April 30, 1998; and

        e. The Company's Registration Statement on Form 8-A, as amended, filed with the Commission on February 13, 1995.

    In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Offer to Purchase and prior to the Expiration Date shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is or was deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

    THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED HEREIN BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS OFFER TO PURCHASE HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST, TO U.S. OFFICE PRODUCTS COMPANY, 1025 THOMAS JEFFERSON STREET, N.W., SUITE 600 EAST, WASHINGTON, D.C. 20007, ATTENTION: MARK D. DIRECTOR, TELEPHONE:
(202) 339-6700. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE EXPIRATION DATE, ANY SUCH REQUEST SHOULD ALLOW FIVE (5) BUSINESS DAYS FOR DELIVERY.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS OFFER TO PURCHASE, INCLUDING ANNEX A, OR INCORPORATED BY REFERENCE HEREIN. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "U.S. OFFICE PRODUCTS" OR THE "COMPANY" REFER TO U.S. OFFICE PRODUCTS COMPANY, A DELAWARE CORPORATION, AND ITS SUBSIDIARIES AFTER COMPLETION OF THE STRATEGIC RESTRUCTURING PLAN (AS DEFINED BELOW). CERTAIN OTHER CAPITALIZED TERMS ARE DEFINED ELSEWHERE IN THIS OFFER TO PURCHASE.

    THIS OFFER TO PURCHASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS OFFER TO PURCHASE, THE WORDS "ANTICIPATE," "ESTIMATE," "INTEND" "MAY," "WILL," AND "EXPECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO THE COMPANY OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ANY FUTURE EVENTS OR CIRCUMSTANCES. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THE RESULTS EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DESCRIBED IN THE COMPANY'S FILINGS WITH THE COMMISSION UNDER THE EXCHANGE ACT THAT ARE INCORPORATED BY REFERENCE HEREIN (SEE "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE") AND THOSE DESCRIBED IN ANNEX A OF THIS OFFER TO PURCHASE UNDER THE CAPTION "RISK FACTORS." THIS OFFER TO PURCHASE ALSO CONTAINS OR INCORPORATES PRO FORMA FINANCIAL INFORMATION THAT GIVES EFFECT TO CERTAIN EVENTS. SEE ANNEX A. SUCH INFORMATION IS NOT NECESSARILY INDICATIVE OF THE RESULTS THE COMPANY WOULD HAVE ATTAINED HAD THE EVENTS OCCURRED AT THE BEGINNING OF THE PERIODS PRESENTED, AS ASSUMED, OR OF THE FUTURE RESULTS OF THE COMPANY.

    FOR ADDITIONAL INFORMATION ABOUT THE COMPANY AND THE STRATEGIC RESTRUCTURING PLAN, SEE ANNEX A.

                                  THE COMPANY

    U.S. Office Products Company is one of the world's leading suppliers of a broad range of office products and business services to corporate customers. Through its North American Office Products Group ("NAOPG"), the Company provides office supplies, office furniture and office coffee, beverage and vending services primarily to middle market companies (25 to 500 employees). Based on current sales, NAOPG is one of the largest contract stationers in the United States. Outside North America, U.S. Office Products' Blue Star Group Limited ("Blue Star") is a leading supplier of office products in New Zealand and Australia, and U.S. Office Products owns a 49% interest in Dudley Stationery Limited ("Dudley"), the second largest contract stationer in the United Kingdom. With its November 1997 acquisition of Mail Boxes Etc. ("MBE"), the Company has expanded into the high growth small office and home office market. MBE is the world's largest franchisor of local postal, packaging, business and communications service centers with approximately 3,600 outlets worldwide.

    Since its founding in October 1994, the Company has grown primarily through an aggressive acquisition program, which has included the purchase of more than 230 businesses in the United States and internationally. U.S. Office Products has focused on acquiring successful, established companies with experienced management and sales presence in specific geographic, product or service markets. It adheres to a rigorous due diligence and financial review process in acquiring target companies.

    U.S. Office Products is now transitioning into a new stage of development, less reliant on acquisitions and more focused on operational efficiencies, organic growth and improved profit margins. To execute this new strategy, U.S. Office Products is implementing new product, sales and marketing programs to leverage its extensive sales force and existing distribution channels. The Company continues to pursue strategic alliances with well-known companies to enable the Company to increase sales by offering a broader selection of services and products, such as its arrangement to distribute
Starbucks-Registered Trademark- coffee in the North American office market. In addition, U.S. Office Products is centralizing a number of common business functions, such as purchasing, distribution, inventory management and information systems. Furthermore, U.S. Office Products is systematically consolidating the operations of businesses located within the same geographic areas into large, centrally-located regional warehouses known as district fulfillment centers ("DFCs"). Through DFCs, the Company believes it can achieve greater regional efficiencies and economies of scale in purchasing, distribution and asset utilization. At the same time, U.S. Office Products continues to encourage entrepreneurial innovation and management of customer relationships at the local level. U.S. Office Products believes that its organizational structure combines the best elements of both centralized and decentralized management for its business.

    The Company is a Delaware corporation. Its executive offices are located at 1025 Thomas Jefferson Street, N.W., Suite 600 East, Washington, D.C. 20007, and its telephone number is 202-339-6700.

                        THE STRATEGIC RESTRUCTURING PLAN

    The Board of Directors of U.S. Office Products has adopted a comprehensive restructuring plan. The principal elements of this plan (including modifications the Board of Directors has made since first adopting this plan, the "Strategic Restructuring Plan") are as follows:

    - EQUITY SELF-TENDER. Pursuant to a self-tender offer, the Company has offered to purchase 37,037,037 shares of its Common Stock, $.001 par value ("Common Stock"), including shares issuable upon exercise of options (vested and unvested) to purchase Common Stock, at $27.00 per share (or, in the case of shares underlying stock options, $27.00 minus the exercise price of such options) (the "Equity Self-Tender"). The Equity Self-Tender commenced on May 4, 1998, and will expire on June 1, 1998, unless extended.

    - SPIN-OFF DISTRIBUTIONS. The Company will distribute to its stockholders the shares of four separate companies: Aztec Technology Partners, Inc., Workflow Management, Inc., School Specialty, Inc., and Navigant International, Inc. (collectively, the "Spin-Off Companies"). The distributions of the shares of the Spin-Off Companies are referred to in this Offer to Purchase as the "Distributions." The Spin-Off Companies will conduct the Company's former technology solutions, print management, educational supplies and corporate travel services businesses, respectively. Each of the Spin-Off Companies plans to issue additional shares of its common stock in a public offering substantially concurrent with the Distributions.

    - EQUITY INVESTMENT. Pursuant to an investment agreement (the "Investment Agreement"), an affiliate ("Investor") of an investment fund managed by Clayton, Dubilier & Rice, Inc. ("CD&R"), a private investment firm, will acquire for $270.0 million Common Stock representing 24.9% of the outstanding equity of the Company (after giving effect to the Equity Self-Tender and such investment) and warrants to purchase additional Common Stock (the "Equity Investment").

    The Strategic Restructuring Plan was adopted in light of the Company's movement into a new stage of development, less reliant on acquisitions and more focused on growth through improvements in and expansion of existing operations. The Company believes that the Strategic Restructuring Plan will benefit the Company by focusing U.S. Office Products' business on a complementary group of businesses and permitting management to implement operational improvements in its core business. It will also bring to the Company's core business the managerial assistance and support of CD&R. For a more detailed description of the Strategic Restructuring Plan, see "The Strategic Restructuring Plan" in Annex A.

    In connection with the Strategic Restructuring Plan and subject to stockholder approval, the Company plans to undertake a one-for-four reverse stock split to be effective upon completion of all other elements of the Strategic Restructuring Plan.

    In conjunction with the Strategic Restructuring Plan, the Company plans to undertake the following transactions in addition to the 2003 Note Tender Offers (together with the 2003 Note Tender Offers, the "Financing Transactions"):

    - NEW CREDIT FACILITY. Pursuant to a commitment letter from a group of lenders, the Company plans to enter into a new $1.225 billion senior credit facility (the "Credit Facility").

    - SUBORDINATED DEBT OFFERING. The Company plans to issue and sell at least $400.0 million in Senior Subordinated Notes in a private placement (the "Subordinated Debt Offering" and, together with borrowings under the Credit Facility, the "New Borrowings").

    - 2001 NOTE OFFER. The Company is offering (the "2001 Note Offer") to exchange its 5 1/2% Convertible Subordinated Notes due 2001 (the "2001 Notes") for Common Stock at an exchange rate of 61.843 shares per $1,000 principal amount of 2001 Notes, which effectively reduces the conversion price from $19.00 to $16.17 per share for the period during which the 2001 Note Offer is open.

    The Company intends to use the proceeds of the Equity Investment and the New Borrowings to refinance the Company's existing credit facility, to pay the purchase price of the Equity Self-Tender and the 2003 Note Tender Offers and to pay fees and expenses incurred in connection with the Strategic Restructuring Plan and the Financing Transactions. For a more detailed discussion of the Financing Transactions, see "The Strategic Restructuring Plan--Financing Transactions" in Annex A.

                           INVESTMENT CONSIDERATIONS

    The Offer represents an opportunity for Holders to receive cash for their Notes. See "Market and Trading Information--the Notes." Any Notes that remain outstanding will be subordinated to all borrowings under the Credit Facility and will rank equally with the Senior Subordinated Notes and any 2001 Notes that are not exchanged in the 2001 Note Offer.

    On January 24, 1998, the Company had $714.5 million of debt, $340.8 million of which ranked senior to the Notes. If the Strategic Restructuring Plan is completed, the Company will have significantly more debt. The pro forma financial statements showing adjustments to reflect the Strategic Restructuring Plan and the Financing Transactions as if they occurred on January 24, 1998 show debt of $1,155.5 million, $755.5 million of which would rank senior to the Notes. The amount of senior debt would be reduced by the amount of any Notes that are not repurchased in the 2003 Note Tender Offers. See the pro forma financial information of the Company provided in Annex A. Increased debt presents risks to the Company. See "Description of the Notes," "Sources and Amount of Funds," "Risk Factors--Substantial Indebtedness of the Company; Ability to Service Debt" in Annex A and "Risk Factors--Risks Arising from Restrictions in Agreements Relating to Indebtedness" in Annex A.

    Any Notes that are not tendered will remain convertible into Common Stock. Accordingly, Holders should also review the information about the Company in Annex A, especially "Risk Factors."

                                   THE OFFER

GENERAL

    Participation in the Offer is voluntary and Holders should carefully consider whether to accept. None of the Company, the Board of Directors or the Dealer Manager makes any recommendation to Holders as to whether to tender or refrain from tendering in the Offer. Holders are urged to consult their financial and tax advisors in making their decisions as to what action to take in light of their particular circumstances.

    Concurrently with this Offer, the Company is making the U.S. Offer. The Offer and the U.S. Offer will be consummated concurrently.

PURPOSES OF THE OFFER

    The primary purposes of the Offer are to (i) reduce the amount of cash the Company otherwise would be required to pay to retire the Notes in 2003, prior to the date of maturity of the New Borrowings, and (ii) minimize the dilutive effect of the issuance of Common Stock upon conversion of the Notes were they converted after completion of the Strategic Restructuring Plan. The Company plans to retire all Notes purchased pursuant to the Offer.

TERMS OF THE OFFER

    The Company hereby offers, upon the terms and subject to the conditions set forth in the Offer, to purchase for cash at the Purchase Price any and all Notes that are properly tendered (and not properly withdrawn), pursuant to the terms and conditions set forth herein, prior to the Expiration Date. The "Purchase Price" shall equal 94.5% of the principal amount of each Note tendered, plus accrued and unpaid interest up to but excluding the date upon which the Company pays for Notes accepted for tender (the "Payment Date"). The Company will accept only tenders of Notes or a portion thereof which are in authorized denominations (the date of such acceptance, the "Acceptance Date"). Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be returned to the tendering Holders promptly or, in the case of Notes held through Euroclear or Cedel, the Tender Agent shall promptly request Euroclear and Cedel to rescind the blocking of accounts with respect to Notes tendered.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and will pay for, all Notes validly tendered (and not properly withdrawn) pursuant to the Offer, on the Acceptance Date and Payment Date, respectively, both to occur promptly after the Expiration Date. For further details regarding timing of payment, see "--Acceptance for Payment and Payment for Notes." The Company shall be deemed to have accepted validly tendered Notes (or defectively tendered Notes with respect to which the Company has waived such defect) when, as and if the Company has given oral or written notice thereof to the Tender Agent. The Company will make payment for such Notes by depositing immediately available funds with the Tender Agent at one of its specified offices outside of the United States. The Tender Agent, through its specified offices outside of the United States, will act as the agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders. Subject to Rule 13e-4(f)(5) under the Exchange Act, the Company expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Notes in order to comply, in whole or in part, with any applicable law.

    If less than all the principal amount of Notes held by a Holder is tendered and accepted pursuant to the Offer, the Company shall issue, and the Trustee (as defined below) shall authenticate and deliver, to or on the order of the Holder thereof, at the expense of the Company, new Notes of authorized denominations, in a principal amount equal to the portion of the Notes not tendered or not accepted, as the case may be, as promptly as practicable after the Expiration Date.

    A Note may be converted, pursuant to its terms, into shares of Common Stock of the Company until, but not after, such Note is properly tendered to the Tender Agent, unless the tender of such Note is properly withdrawn, there is a default in payment of the Offer Consideration or the Offer is terminated without the purchase of Notes.

    The Company will pay to all Holders who tender Notes pursuant to the Offer unpaid interest accrued on the Notes up to but excluding the Payment Date, irrespective of the date on which such Notes are tendered. The unpaid interest will be paid in immediately available funds on the Payment Date.

    After the Expiration Date, the Company may purchase additional Notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise, subject to compliance with applicable law. Any future purchases may be on the same terms or on terms that may be more or less favorable to Holders than the terms of the Offer. Any future purchases will depend on various factors in existence at that time.

CONDITIONS OF THE OFFER

    Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Company's rights to extend and amend the Offer at any time in its sole discretion, the Company will not be required to accept for payment, or, subject to any applicable rules and regulations of the Commission, including Rule 14(e)-1(c) under the Exchange Act (relating to the Offer), to pay for, Notes tendered pursuant to the Offer, and may delay the acceptance for payment of, or, subject to the restrictions referred to above, the payment for, any tendered Notes, and may terminate the Offer if (i) the Financing Condition (as defined below) has not been satisfied, (ii) the Equity Investment Condition (as defined below) has not been satisfied, (iii) the Distribution Condition (as defined below) has not been satisfied or (iv) any of the General Conditions (as defined below) have not been satisfied.

    The Financing Condition will be satisfied upon the availability to the Company on terms and conditions satisfactory to the Company in its sole discretion of funds, from the Subordinated Debt Offering, through borrowings under the Credit Facility, and/or from the Equity Investment, or any combination of the foregoing, sufficient to pay both (i) the purchase price for 37,037,037 shares of Common Stock (including shares underlying options) and related costs and expenses of the Equity Self-Tender and (ii) the Purchase Price for all of the Notes and related costs and expenses of the 2003 Note Tender Offers. See "The Strategic Restructuring Plan--Financing Transactions" in Annex A.

    The Equity Investment Condition will be satisfied when all conditions to closing under the Investment Agreement have been satisfied or waived other than the conditions relating to consummation of the Distributions and to consummation of the Equity Self-Tender. See "The Strategic Restructuring Plan-- Equity Investment" in Annex A.

    The Distribution Condition will be satisfied when all conditions to the obligation of the Company to consummate the Distributions as provided in the Distribution Agreement (as defined in Annex A) have been satisfied or waived (other than the condition relating to consummation of the Equity Self-Tender), including but not limited to, (i) the registration statements relating to the distribution of shares in the Distributions having been declared effective by the Commission and (ii) the Company having received an opinion of Wilmer, Cutler & Pickering regarding the tax treatment of the Distributions. See "The Strategic Restructuring Plan--Spin-Off Distributions" in Annex A.

    All General Conditions shall be deemed to have been satisfied for purposes of the Offer unless any of the following conditions occur prior to the Acceptance Date:

        (i) there shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, that challenges the making of or the consummation of the transactions contemplated by the 2003 Note Tender Offers, the Equity Investment, the Equity Self-Tender or the Distributions; or that has, or is reasonably likely to have, in the sole judgment of the Company, a material adverse effect on the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries taken as a whole; or

        (ii) any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the 2003 Note Tender Offers, the Equity Investment, the Equity Self-Tender or the Distributions or that has, or is reasonably likely to have, in the sole judgment of the Company, a material adverse effect on the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries taken as a whole; or

       (iii) there shall have occurred or be likely to occur any event that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the 2003 Note Tender Offers, the Equity Investment, the Equity Self-Tender or the Distributions or that will, or is reasonably likely to, materially impair the contemplated benefits to the Company of the 2003 Note Tender Offers, the Equity Investment, the Equity Self-Tender or the Distributions, or otherwise result in the consummation of the 2003 Note Tender Offers, the Equity Investment, the Equity Self-Tender or the Distributions not being, or not being reasonably likely to be, in the best interests of the Company and its subsidiaries taken as a whole; or

        (iv) the Trustee under the Indenture (each as defined below) shall have objected in any respect to, or taken any action that could, in the sole judgment of the Company, materially adversely affect the consummation of, the 2003 Note Tender Offers, or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in (a) making the 2003 Note Tender Offers or (b) accepting, or paying for, any of the Notes; or

        (v) a tender or exchange offer for some or all of the Common Stock (other than the Equity Self-Tender) or a proposal with respect to a merger, consolidation or other business combination with or involving the Company or any subsidiary shall have been proposed to be made or shall have been made by another person; or

        (vi) (1) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than Investor and entities, groups or persons, if any, who have filed with the Commission, on or before January 12, 1998, a Schedule 13G or Schedule 13D with respect to the Common Stock) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares; or

        (2) such entity, group or person that has publicly disclosed any such beneficial ownership of more than 5% of the Common Stock prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional shares of Common Stock constituting more than 2% of the outstanding shares or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding shares (other than the Equity Investment); or

        (3) any entity, person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its shares of Common Stock; or

       (vii) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities in the United States national securities exchanges or over-the-counter markets, (b) any significant adverse change in the trading prices for the Common Stock or in the Company's other securities, or in any financial markets, (c) a material impairment in the trading market for securities that could, in the sole judgment of the Company, affect the 2003 Note Tender Offers, the Equity Investment, the Equity Self-Tender, the Distributions or the New Borrowings,
    (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on (or other event that, in the reasonable judgment of the Company, might affect) the extension of credit by banks or other lending institutions in the United States, (f) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

    The conditions to the Offer are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances giving rise to such conditions (including any action or inaction by the Company) or may be waived by the Company, in whole or in part, at any time and from time to time, in its sole discretion, whether or not any other condition of the Offer is also waived. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such rights; the waiver of any such rights with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described in this section shall be final and binding.

EXPIRATION DATE; EXTENSION; AMENDMENT; TERMINATION

    Upon the terms of the Offer, the Company will accept for payment and thereby purchase all Notes validly tendered and not withdrawn prior to 3:00 p.m., London time, on Wednesday, June 3, 1998, or if extended by the Company, in its sole discretion, the latest date and time to which extended (the "Expiration Date"). The Company expressly reserves the right to extend the Offer on a daily basis or for such period or periods as it may determine in its sole discretion from time to time by giving written or oral (followed by written) notice to the Tender Agent and by making a public announcement by press release (which shall include disclosure of the approximate principal amount of Notes deposited to date) to the Dow Jones News Service no later than 9:00 a.m., New York City time, and an announcement through the Deadline and Corporate Event System ("DACE") at Euroclear and Cedel no later than 9:00 a.m., London time, the next business day following the previously scheduled Expiration Date. During any extension of the Offer, all Notes previously tendered and not withdrawn will remain subject to the Offer.

    The Company also expressly reserves the right, in its sole discretion, subject to applicable law, to (i) terminate the Offer and not accept for payment any Notes and promptly return all Notes at any time for any reason, including (without limitation) upon failure of any of the conditions specified in "--Conditions of the Offer," (ii) waive any condition to the Offer and accept all Notes previously tendered pursuant to the Offer, or (iii) amend or modify the terms of the Offer in any manner. Any amendment applicable to the Offer will apply to all Notes tendered pursuant to the Offer.

    If, prior to the Expiration Date, the Company reduces (i) the principal amount of Notes subject to the Offer or (ii) the Purchase Price, then previously tendered Notes may be validly withdrawn, and, if necessary, the Expiration Date will be extended, until the expiration of ten business days after the date that notice of either such reduction is first published, given or sent to Holders by the Company. The minimum period during which the Offer must remain open following a material change in the terms of the Offer or a waiver by the Company of a material condition of the Offer will depend upon the facts and circumstances, including the relative materiality of the change or waiver. Any withdrawal or termination of the Offer will be followed as promptly as practicable by public announcement by the Company thereof. In the event the

Company withdraws or terminates the Offer, it will give immediate written notice to the Tender Agent, and all Notes theretofore tendered pursuant to the Offer will be returned promptly to the tendering Holders thereof. If the Company makes a material change in the terms of the Offer, the Company will disseminate additional Offer materials regarding the change and will extend the Offer, in each case to the extent required by applicable law. For purposes of the Offer, the term "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR NOTES

    Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase, by accepting for payment on the Acceptance Date, and will pay for all Notes validly tendered (and not properly withdrawn) pursuant to the Offer promptly after the Expiration Date (the date of such payment, the "Payment Date"). The Company will accept Notes properly tendered in the U.S. Offer concurrently with its acceptance of Notes in the Offer. In all cases, payment by the Tender Agent to tendering Holders will be made only after timely receipt by the Tender Agent of all documentation described under "Procedures for Tendering Notes--Tendering Notes" and receipt by the Tender Agent of funds from the Company.

    For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby to have purchased) tendered Notes as, if and when the Company gives oral or written notice to the Tender Agent of the Company's acceptance of such Notes for payment. Subject to the terms and conditions of the Offer, payment for Notes so accepted will be made by deposit of the Offer Consideration in immediately available funds by the Company with the Tender Agent, which will act as the agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders. Under no circumstances will interest be paid by the Company by reason of any delay in making payment by the Tender Agent. The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of, or payment for, Notes in order to comply, in whole or in part, with any applicable law.

    The Company will not accept Notes tendered in the Offer unless and until the conditions specified under "--Conditions of the Offer" above have been satisfied. The Company does not expect that a definitive agreement relating to the Credit Facility or a definitive agreement relating to the issuance of the Senior Subordinated Notes will occur until after the Expiration Date, and this may delay acceptance. In addition, the Company will not pay for accepted Notes until the closing of the Equity Investment. The closing of the Equity Investment cannot occur until after the record date for the Distributions occurs, and the Company does not expect the record date for the Distributions to occur until at least two trading days after the final proration ratio in the Equity Self-Tender is announced. The Company does not expect to be able to announce the final proration ratio until at least three trading days after the Expiration Date of the Equity Self-Tender (which is two days prior to the Expiration Date of the Offer), and this determination may take longer. Accordingly, the Company expects that payment for accepted Notes will not occur until at least the fourth trading day following the Expiration Date. If determination of the final proration ratio or the closing of the Equity Investment is delayed, payment for accepted Notes will also be delayed.

    If any tendered Notes are not purchased pursuant to the Offer for any reason, such Notes not purchased will be returned, without expense, to the tendering Holder promptly (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at Euroclear or Cedel from which such Notes were delivered) after the expiration or termination of the Offer.

    Tendering Holders will not be obligated to pay brokerage fees or commissions or, except as set forth in the Instructions to the Letter of Transmittal, transfer taxes on the purchase of Notes pursuant to the Offer.

ACCOUNTING TREATMENT OF THE OFFER

    Upon the acceptance of Notes tendered pursuant to the 2003 Note Tender Offers, the Company will recognize (as to tendered Notes only) an extraordinary gain on the early extinguishment of debt. This extraordinary gain will be calculated as the difference between the principal amount of the Notes tendered as recorded in the Company's accounting records (the "Book Value of the Tendered Notes") and 94.5% of the Book Value of the Tendered Notes.

                         PROCEDURES FOR TENDERING NOTES

TENDERING NOTES

    The tender by a Holder of Notes (and subsequent acceptance of such tender by the Company) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    In the case of Registered Regulation S Notes, only Holders of record are authorized to tender their Notes. The procedures by which Registered Regulation S Notes may be tendered by beneficial owners will depend upon the manner in which the Notes are held.

    EXCEPT AS PROVIDED IN "GUARANTEED DELIVERY," UNLESS THE NOTES BEING TENDERED ARE EITHER (1) DEPOSITED BY THE HOLDER WITH THE TENDER AGENT AT ONE OF ITS SPECIFIED OFFICES OUTSIDE OF THE UNITED STATES PRIOR TO THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL) OR
(2) HELD IN A EUROCLEAR OR CEDEL ACCOUNT WHICH HAS BEEN PROPERLY BLOCKED AND IN RESPECT OF WHICH INSTRUCTIONS TO TENDER HAVE BEEN PROPERLY GIVEN PRIOR TO THE EXPIRATION DATE, THE COMPANY MAY, AT ITS OPTION, REJECT SUCH TENDER. PAYMENT FOR NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS.

    TENDER OF NOTES HELD IN PHYSICAL FORM. To effectively tender Notes held in physical form pursuant to the Offer, the Notes, a properly completed Letter of Transmittal (or a facsimile thereof) duly executed by the Holder thereof and any other documents required by the Letter of Transmittal, must be received by the Tender Agent at one of its specified offices outside of the United States at the address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering Holder may instead comply with the guaranteed delivery procedure set forth below. LETTERS OF TRANSMITTAL AND NOTES SHOULD BE SENT ONLY TO THE TENDER AGENT AT ONE OF ITS SPECIFIED OFFICES OUTSIDE OF THE UNITED STATES AND SHOULD NOT BE SENT TO THE COMPANY, THE TENDER AGENT'S OFFICES IN THE UNITED STATES, THE DEALER MANAGER OR THE TRUSTEE.

    TENDER OF NOTES HELD THROUGH A CUSTODIAN. To effectively tender Notes that are held through a custodian bank, depositary, broker, dealer, trust company or other nominee, the beneficial owner thereof must instruct such Holder to tender the Notes on the beneficial owner's behalf. A Letter of Instruction is included with this Offer to Purchase and may be used by a beneficial owner in this process to give such instructions. Any beneficial owner of Notes held through a participant's account in Euroclear or Cedel must direct such participant to tender on such beneficial owner's behalf in the manner summarized below.

    TENDER OF NOTES HELD THROUGH EUROCLEAR OR CEDEL. Notes held through Euroclear or Cedel may only be tendered through direct participants in Euroclear and Cedel, as the case may be, named on the official securities position listing of Euroclear or Cedel. To effectively tender Notes that are held through Euroclear or Cedel, such Euroclear or Cedel participants should instruct Euroclear or Cedel, as the case may be, in accordance with such clearing system's procedures, to tender such Notes and to block its account with respect to the Notes tendered, and Euroclear and Cedel will then send a Book-Entry

Confirmation (as defined below) to the Tender Agent for its acceptance. No Letters of Transmittal will be required to tender Notes electronically through Euroclear or Cedel. A tendering Euroclear or Cedel participant may instead comply with the guaranteed delivery procedures set forth below.

    THE METHOD OF TENDER OF NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING TENDER THROUGH EUROCLEAR OR CEDEL, IS AT THE ELECTION AND RISK OF THE PERSON TENDERING NOTES AND DELIVERING LETTERS OF TRANSMITTAL AND, EXCEPT AS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, TENDER WILL BE DEEMED MADE ONLY WHEN THE REQUIRED DOCUMENTS ARE ACTUALLY RECEIVED BY THE TENDER AGENT AT ONE OF ITS SPECIFIED OFFICES OUTSIDE OF THE UNITED STATES. IF DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE TENDER AGENT PRIOR TO SUCH DATE.

    BOOK-ENTRY DELIVERY PROCEDURES. Any participant in Euroclear or Cedel may make book-entry tender of the Notes by instructing Euroclear or Cedel to tender and block the position of such Notes in accordance with the established procedures of Euroclear or Cedel, as the case may be. Following receipt of such instruction, Euroclear or Cedel, as the case may be, will send a Book-Entry Confirmation to the Tender Agent. Although tender of Notes may be effected through blocking the position of the account in which tendered Notes are held, a Book-Entry Confirmation and any other required documents, must, in any case, be transmitted to and received by the Tender Agent at one of the addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the Holder must comply with the guaranteed delivery procedures described below. Delivery of documents to Euroclear or Cedel does not constitute delivery to the Tender Agent. The confirmation of a tender and account blockage or, in the case of guaranteed delivery, receipt of a Notice of Guaranteed Delivery at Euroclear or Cedel as described above is referred to herein as a "Book-Entry Confirmation." Book-Entry Confirmation means a message transmitted by Euroclear or Cedel to, and received by, a Tender Agent, which states (i) that Euroclear or Cedel has received an express acknowledgment from the participants in Euroclear or Cedel described in such Book-Entry Confirmation, (ii) the aggregate principal amount of Notes which have been tendered by such participants pursuant to the Offer, (iii) that such participants have received this Offer to Purchase and the Letter of Transmittal and agree to be bound by the terms of this Offer to Purchase and the Letter of Transmittal, and (iv) that the Company may enforce such agreement against such participants.

    GUARANTEED DELIVERY. If a Holder desires to tender Notes pursuant to the Offer and time will not permit the Letter of Transmittal, certificates representing such Notes and all other required documents to reach the Tender Agent, or the procedures for book-entry delivery cannot be completed, on or prior to the Expiration Date, such Notes may nevertheless be tendered, with the effect that such tender will be deemed to have been received prior to the Expiration Date, if all the following conditions are satisfied:

        (i) the tender is made by or through a participant in Euroclear or Cedel;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company herewith, or a Book-Entry Confirmation with respect to guaranteed delivery, is received by the Tender Agent prior to the Expiration Date, as provided below; and

       (iii) the certificates for the tendered Notes, in proper form for transfer (or a Book-Entry Confirmation of the tendering and blocking of such Notes by Euroclear or Cedel as described above), together with (in the case of notes held in physical form) a Letter of Transmittal (or facsimile thereof) properly completed and duly executed, with any documents required by the Letter of Transmittal, are received by the Tender Agent within three business days after the date of the notice of the Holder's intention to tender by guaranteed delivery in accordance with the procedures of Euroclear or Cedel, as the case may be.

    The Notice of Guaranteed Delivery may be sent by hand delivery, facsimile transmission, mail or, if the Notes are held through Euroclear or Cedel, via the procedures of Euroclear or Cedel, as the case may be, to the Tender Agent and must include a guarantee by a participant in Euroclear or Cedel in the form set forth in the Notice of Guaranteed Delivery.

    Notwithstanding any other provision hereof, payment of the Offer Consideration for Notes tendered and accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by the Tender Agent of the tendered Notes (or a properly transmitted Book-Entry Confirmation from Euroclear or Cedel as described above), and a Letter of Transmittal (or facsimile thereof) with respect to Notes held in physical form, properly completed and duly executed and any other documents required by the Letter of Transmittal.

    UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE COMPANY BY REASON OF ANY DELAY IN MAKING PAYMENT TO ANY PERSON USING THE GUARANTEED DELIVERY PROCEDURES. THE OFFER CONSIDERATION FOR NOTES PROPERLY TENDERED PURSUANT TO THE GUARANTEED DELIVERY PROCEDURES WILL BE THE SAME AS THAT FOR NOTES DELIVERED TO THE TENDER AGENT ON OR PRIOR TO THE EXPIRATION DATE, EVEN IF THE NOTES TO BE DELIVERED PURSUANT TO THE GUARANTEED DELIVERY PROCEDURES ARE NOT SO DELIVERED TO THE TENDER AGENT, AND THEREFORE PAYMENT BY THE TENDER AGENT ON ACCOUNT OF SUCH NOTES IS NOT MADE, UNTIL AFTER THE PAYMENT DATE.

    BACKUP U.S. FEDERAL INCOME TAX WITHHOLDING. For a discussion of U.S. federal income tax considerations relating to backup withholding, see "United States Federal Income Tax Consequences to Non-U.S. Holders--Backup Withholding and Information Reporting."

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes pursuant to any of the procedures described above will be determined by the Company in its sole discretion (whose determination shall be final and binding). The Company reserves the absolute right to reject any or all tenders of any Notes determined by it not to be in proper form. The Company also reserves the absolute right, in its sole discretion, to waive any defect or irregularity in any tender with respect to Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. No tender of Notes will be deemed to have been validly made until all defects or irregularities have been cured or expressly waived. None of the Company, the Tender Agent, the Dealer Manager, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the tender pursuant to the terms of the Offer.

WITHDRAWAL OF TENDERS

    Tenders of Notes (or any portion of such Notes in authorized denominations) may be withdrawn at any time on or prior to the Expiration Date and, unless accepted by the Company, may be withdrawn at any time after 3:00 p.m., London time, on July 1, 1998, the 40th business day after the date of this Offer to Purchase.

    For a withdrawal of a tender of Notes to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal (or, if Notes are held through Euroclear or Cedel, via the procedures of Euroclear or Cedel, as the case may be) must be received by the Tender Agent on or prior to the Expiration Date (or such later date as may be permitted by the preceding paragraph) at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Notes to be withdrawn, that such person is withdrawing his or her election to tender such Notes, the aggregate principal amount of the Notes to be withdrawn, and the name of the registered Holder of the Notes as set forth on the Notes, if different from that of the person who tendered such Notes. If Notes have been delivered or otherwise identified to the Tender Agent, then prior to the physical release of such Notes, the tendering Holder must submit the serial numbers shown on the particular Notes to be withdrawn. If Notes have been tendered pursuant to the procedures for book-entry transfer set forth in "--Book-Entry Delivery Procedures," the notice of withdrawal must specify the name and number of the blocked account at Euroclear or Cedel to be released and must otherwise comply with such book-entry transfer facility's procedures, in which case a notice of withdrawal will be effective if delivered to the Tender Agent by written, telegraphic, telex or facsimile transmission. Withdrawals of tenders of Notes may not be rescinded. Notes properly withdrawn will not be deemed validly tendered for purposes of the Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following the procedures described above under "Procedures for Tendering Notes."

    ALL QUESTIONS AS TO THE VALIDITY (INCLUDING TIME OF RECEIPT) OF NOTICES OF WITHDRAWAL WILL BE DETERMINED BY THE COMPANY, IN THE COMPANY'S SOLE DISCRETION (WHOSE DETERMINATION SHALL BE FINAL AND BINDING). NO WITHDRAWAL OF NOTES WILL BE DEEMED TO HAVE BEEN PROPERLY MADE UNTIL ALL DEFECTS OR IRREGULARITIES HAVE BEEN CURED OR EXPRESSLY WAIVED. NONE OF THE COMPANY, THE TENDER AGENT, THE DEALER MANAGER, THE TRUSTEE OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL, OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

                         MARKET AND TRADING INFORMATION

THE NOTES

    The Notes were issued in May 1996 and there currently is a limited trading market for the Notes. In addition, the Notes are listed on the Luxembourg Stock Exchange, but do not trade regularly on that exchange. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to contact their brokers to obtain the best available information as to current market prices.

    To the extent that Notes are tendered and accepted in the 2003 Note Tender Offers, the trading market for Notes that remain outstanding may be significantly more limited, which might adversely affect the liquidity of the Notes. The extent of the public market and the availability of price quotations would depend upon a number of factors, including the number of Holders of Notes remaining at such time. An issue of securities with a smaller outstanding market value available for trading (the "float") may command a lower price than would a comparable issue of securities with a greater float. Therefore, the market price for Notes that are not tendered in the 2003 Note Tender Offers may be affected adversely to the extent that the amount of Notes purchased in the 2003 Note Tender Offers reduces the float. The reduced float also may tend to make the trading prices of the Notes that are not exchanged more volatile.

THE COMMON STOCK

    The Common Stock is traded on the Nasdaq National Market under the symbol "OFIS." On May 1, 1998, the closing price of the Common Stock was $17 15/16 per share. The following table sets forth, for the fiscal periods indicated, the range of high bid and low ask prices for the Common Stock on the Nasdaq National Market. On November 6, 1997, the Company effected a three-for-two split of the Common Stock. The prices given below are adjusted retroactively to reflect this stock split.

                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
FISCAL YEAR ENDED APRIL 30, 1996
First fiscal Quarter...........................................................................  $   10.58  $    7.00
Second fiscal Quarter..........................................................................  $   12.08  $    9.00
Third fiscal Quarter...........................................................................  $   17.58  $   10.83
Fourth fiscal Quarter..........................................................................  $   26.67  $   14.67
FISCAL YEAR ENDED APRIL 26, 1997
First fiscal Quarter...........................................................................  $   30.33  $   16.33
Second fiscal Quarter..........................................................................  $   25.33  $   16.50
Third fiscal Quarter...........................................................................  $   24.83  $   17.50
Fourth fiscal Quarter..........................................................................  $   23.17  $   13.33
FISCAL YEAR ENDED APRIL 25, 1998
First fiscal Quarter...........................................................................  $   20.58  $   14.67
Second fiscal Quarter..........................................................................  $   25.92  $   17.21
Third fiscal Quarter...........................................................................  $   24.83  $   14.69
Fourth fiscal Quarter..........................................................................  $   19.81  $   16.88
FISCAL YEAR ENDING APRIL 24, 1999
First fiscal Quarter (through May 1, 1998).....................................................  $   18.50  $   16.19

    The market price of the Common Stock will be affected by the completion of the Strategic Restructuring Plan, including the completion of the Equity Self-Tender and the Distributions. See "Risk Factors--Impact of the Strategic Restructuring Plan on Trading Prices of Common Stock" in Annex A. The market price of the Common Stock also may be affected by any failure to complete all or any elements of the Strategic Restructuring Plan.

    HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE NOTES PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

                            DESCRIPTION OF THE NOTES

    At May 1, 1998, there was outstanding $230.0 million aggregate principal amount of the Notes. The terms of the Notes are governed by the Indenture, dated as of May 22, 1996 (the "Indenture"), between the Company and The Chase Manhattan Bank, N.A., as trustee (the "Trustee"). The Notes bear interest at a rate of 5 1/2% per annum payable semi-annually. They are convertible into Common Stock at any time at the option of the Holder at a rate of one share for each $31.60 in principal amount (the "Existing Conversion Price"). The Existing Conversion Price is subject to adjustment in the event of certain corporate transactions, including the Equity Self-Tender and the Distributions. See "Effect of the Strategic Restructuring Plan on the Existing Conversion Price of the Notes." The Indenture does not contain any restrictions on the payment of dividends, the repurchase of securities of the Company or any financial covenants or other provisions restricting the incurrence of indebtedness. The Notes are subordinate to senior debt, which is generally defined as secured indebtedness of the Company. At January 24, 1998, there was $340.8 million of senior debt outstanding; on a pro forma basis, adjusted to give effect to the Strategic Restructuring Plan and the Financing Transactions, senior debt was $755.5 million at such date. The amount of senior debt would be reduced by the amount of any Notes that are not repurchased in the 2003 Note Tender Offers. See "Risk Factors--Substantial Indebtedness of the Company; Ability to Service Debt" in Annex A. The Company has the right to redeem the Notes beginning May 22, 1998 for a premium over face amount until May 14, 2003, and thereafter at the face amount, in each case with accrued interest, PROVIDED, that the Notes are not redeemable prior to May 15, 1999, unless the Common Stock has traded above 150% of the Existing Conversion Price for a specified period. This condition has not been satisfied to date. The Company is required to offer to repurchase the Notes for 100% of their principal amount plus accrued interest, upon occurrence of certain change of control events or the termination of trading of the Common Stock. The Strategic Restructuring Plan does not constitute a change of control event within the meaning of the Indenture. The Notes, if not previously converted, mature on May 15, 2003.

    The foregoing description of the Notes is qualified in its entirety by reference to the terms of the Indenture.

               EFFECT OF THE STRATEGIC RESTRUCTURING PLAN ON THE
                    EXISTING CONVERSION PRICE FOR THE NOTES

    The Indenture provides for three adjustments to the Existing Conversion Price of the Notes, as a result of the Equity Self-Tender, the Distributions and the one-for-four reverse stock split of the Common Stock, respectively. These adjustments will apply to any Notes that remain outstanding after completion of the 2003 Note Tender Offers. The adjustments are summarized below. This summary is qualified in its entirety by reference to the terms of the Indenture.

EQUITY SELF-TENDER ADJUSTMENT

    Under the Indenture, the Existing Conversion Price will be adjusted to account for the purchase by the Company of its shares in the Equity Self-Tender by multiplying the Existing Conversion Price by a fraction (the "Equity Self-Tender Adjustment Factor"). The numerator of the fraction will be the number of shares of Common Stock outstanding (including any tendered shares) upon expiration of the Equity Self-Tender (the "Expiration Time") multiplied by the Current Market Price (as defined in the last sentence of this paragraph) of the Common Stock after the Expiration Time. The denominator will be the sum of
(x) the fair market value of the aggregate consideration payable to stockholders based on the acceptance (up to the maximum specified in the terms of the Equity Self-Tender) of all shares validly tendered and not withdrawn as of the Expiration Time (the shares so accepted, up to any such maximum, being referred to as the "Purchased Shares") plus (y) the product of the number of shares of Common Stock outstanding (less any Purchased Shares) on the Expiration Time and the Current Market Price of the Common Stock. For purposes of the Equity Self-Tender Adjustment Factor, the "Current Market

Price" is the average of the daily closing prices per share of Common Stock for three trading days following the Expiration Time. Shares underlying stock options that are accepted in the Equity Self-Tender will be outstanding for purposes of calculating the Equity Self-Tender Adjustment Factor.

SPIN-OFF ADJUSTMENT

    Under the Indenture, the Existing Conversion Price will also be adjusted to account for the Distributions by multiplying the Existing Conversion Price (as adjusted by the Equity Self-Tender Adjustment Factor) by a separate fraction (the "Spin-Off Adjustment Factor"). The numerator of the fraction will be the Current Market Price (as defined in the next sentence) on the record date for the Distributions less the fair market value (as determined by the Board of Directors) on the record date of the portion of the shares of the Spin-Off Companies so distributed applicable to one share of Common Stock and the denominator will be the Current Market Price. For purposes of the Spin-Off Adjustment Factor, "Current Market Price" is defined as the average of the daily closing prices per share of Common Stock for the ten consecutive trading days immediately prior to the record date for the Distributions, except that the closing price for each trading day prior to or including the Expiration Time for the Equity Self-Tender will be adjusted by multiplying it by the Equity Self-Tender Adjustment Factor. Further, for purposes of the Spin-Off Adjustment Factor, the Board of Directors has determined that the "fair market value" of each Spin-Off Company will be equal to the price at which the shares of common stock of the Spin-Off Companies are offered to the public (without reduction for underwriting discounts or commissions) in underwritten primary offerings on or about the record date for the Distributions.

    Because the Equity Self-Tender Adjustment Factor and the Spin-Off Adjustment Factor are calculated by reference to closing prices of the Common Stock and the offering price of the Spin-Off Companies' stock, the actual adjustments cannot be calculated in advance.

ADJUSTMENT FOR REVERSE STOCK SPLIT

    Concurrently with the Distributions, the Company will, subject to stockholder approval, effect a one-for-four reverse stock split. Under the Indenture, the Existing Conversion Price (as adjusted by the Equity Self-Tender Adjustment Factor and the Spin-Off Adjustment Factor) will be proportionately adjusted to account for the reverse stock split.

       UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

    The following discussion summarizes the material United States federal income tax consequences resulting from payments to purchase the Notes pursuant to the Offer. This summary is general in nature and does not address all of the United States federal income tax consequences that may be relevant to a Holder in light of such Holder's particular tax situation. In addition, the discussion does not consider the effect of any foreign, state, local or other tax laws, or any United States tax considerations (e.g. estate or gift tax) other than United States federal income tax considerations, that may be applicable to particular Holders.

    This discussion is directed only at Holders who are "Non-U.S. Holders" and hold Notes in bearer form and does not discuss the U.S. federal income tax consequences to Holders that own registered Notes. Non-U.S. Holders that hold Notes in registered form may be subject to withholding or backup withholding for United States federal income tax and should consult their tax advisors as to the United States federal income tax consequences of holding Notes or participating in the Offer. As used in this summary, the term "Non-U.S. Holder" means an owner of a Note that is not (i) for United States federal income tax purposes a citizen or resident of the United States (including certain former citizens and former long-term residents), (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust with respect to the administration of which a court within the United States is able to exercise primary supervision and one or more United States persons have the authority to control all substantial decisions of the trust.

    This summary is based upon the United States Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, Internal Revenue Service rulings, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. No assurance can be given that the treatment described herein of the cash payments pursuant to the Offer will be accepted by the Internal Revenue Service, or, if challenged, by a court.

    INCOME AND WITHHOLDING TAX

    Under current United States federal law, a Non-U.S. Holder of a Note will not be subject to United States federal income tax on payments to purchase the Note pursuant to the Offer unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined in Code
Section 911(d)(3)) in the United States (unless such gain is attributable to a fixed place of business in a foreign country maintained by such individual and has been subject to foreign tax of at least 10%) or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or (ii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

    In addition, no withholding of United States federal income tax will be required on payments for Notes and accrued interest paid to Non-U.S. Holders pursuant to the Offer provided that (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of voting stock of the Company, (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related directly or constructively to the Company through stock ownership and is not a bank receiving interest described in section 881(c)(3)(A) of the Code, and (iii) such payments are effected outside the United States.

    If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States, and if interest on the Note or gain realized on its sale pursuant to the Offer is effectively connected with the conduct of such trade or business, the Non-U.S. Holder will generally be subject to regular United States federal income tax on such effectively connected income on a net income basis and will be exempt from withholding even if such Non-U.S. Holder would otherwise be subject to withholding under the rules described in the preceding paragraph. Such Non-U.S. Holder will be required to provide to the Company a properly executed United States Internal Revenue Service Form 4224 or successor form in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

    BACKUP WITHHOLDING AND INFORMATION REPORTING

    Under certain circumstances, the United States Internal Revenue Service requires information reporting and backup withholding of United States federal income tax at a rate of 31% with respect to payments to certain noncorporate Non-U.S. Holders (including individuals).

    The payment of accrued interest and Purchase Price pursuant to the Offer will not be subject to information reporting and backup withholding provided the payment is effected outside the United States and (i) the payor does not have actual knowledge that the person receiving payment is a United States person or
(ii) if payment is received on behalf of the Holder by a foreign branch of a United States broker or a non-United States broker with certain relationships to United States persons, the payee is either an otherwise exempt recipient or the branch or broker has documentary evidence in its files that the payee is a foreign person.

    Non-U.S. Holders of Notes should consult their tax advisors regarding the application of withholding, information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

    Backup withholding is not an additional tax. Rather, any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's United States federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service.

    THE UNITED STATES FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF SELLING THEIR NOTES PURSUANT TO THE OFFER, INCLUDING THE TAX CONSEQUENCES UNDER FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE EFFECTS OF CHANGES IN SUCH LAWS.

                           SOURCE AND AMOUNT OF FUNDS

    The total amount of funds required by the Company to pay the consideration in connection with the 2003 Note Tender Offers (excluding accrued and unpaid interest) is estimated to be approximately $217.4 million (assuming 100% of the outstanding principal amount of each of the Notes is tendered prior to the Expiration Date and is accepted for payment). The Company intends to obtain such funds as shown in the table below.

    Set forth below is a summary of the estimated sources and uses of funds in connection with the Strategic Restructuring Plan and the Financing Transactions and the application of the net proceeds therefrom as if the foregoing transactions were completed on January 24, 1998:

                                                                                      (IN
                                                                                   MILLIONS)
                                                                                  ------------
Sources of Funds:
  Senior Subordinated Notes(1)..................................................   $    400.0
  Revolving Credit Facility(1)..................................................           --
  Tranche A Term Loan Facility(1)...............................................         72.4
  Tranche B Term Loan Facility(1)...............................................        675.0
  Equity Investment.............................................................        270.0
  Debt Repayments by Spin-Off Companies(2)......................................        115.0
  Available Cash................................................................         22.6
                                                                                  ------------
    Total.......................................................................   $  1,555.0

Uses of Funds:
  2003 Note Tender Offers(3)....................................................   $    217.4
  Repayment of Existing Credit Facility.........................................        332.6
  Equity Self-Tender(4).........................................................        930.0
  Estimated Fees and Expenses(5)................................................         75.0
                                                                                  ------------
    Total.......................................................................   $  1,555.0

------------------------

(1) For a description of the Financing Transactions, see "The Strategic Restructuring--Financing Transactions" in Annex A.

(2) Under the Strategic Restructuring Plan, the Company is allocating $130.0 million in debt to the Spin-Off Companies, of which $115.0 million will be repaid by the Spin-Off Companies to the Company at the date of the Distributions.

(3) Assumes that all outstanding Notes are repurchased in the 2003 Note Tender Offers at 94.5% of the principal amount of the Notes (excluding accrued interest).

(4) Assumes that five million Option Shares with an average exercise price of $14 per Share are tendered and accepted for purchase by the Company in the Equity Self-Tender. Total consideration paid in the Equity Self-Tender will depend on the number of Option Shares tendered and the exercise price of the options underlying such Option Shares.

(5) Estimated fees and expenses include banking and financial advisory fees, legal and accounting expenses, a transaction fee payable to CD&R and Investor's legal and other expenses.

    The Company will incur substantial indebtedness in connection with the Strategic Restructuring Plan and the Financing Transactions and will thereby become highly leveraged. At January 24, 1998, the Company had outstanding approximately $714.5 million in indebtedness consisting of bank loans, convertible subordinated notes and capital leases. As a result of the Strategic Restructuring Plan and the Financing Transactions, the Company's total indebtedness will increase by approximately $441.0 million to approximately $1,155.5 million, assuming that all Notes are accepted for purchase in the 2003 Note Tender Offers and all 2001 Notes are exchanged for Common Stock in the 2001 Note Offer. Any Notes and 2001 Notes that remain outstanding will increase the amount of outstanding debt.

    For a description of the risks arising from the Company's leverage after the Strategic Restructuring Plan, see "Risk Factors--Substantial Indebtedness of the Company; Ability to Service Debt" and "--Risks Arising from Restrictions in Agreements Relating to Indebtedness" in Annex A.

                               THE DEALER MANAGER

    The Company has retained BA Robertson Stephens International Limited ("Robertson Stephens International") to act as Dealer Manager in connection with the Offer (the "Dealer Manager"). In its capacity as Dealer Manager, Robertson Stephens International may contact Holders regarding the Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes. An affiliate of Robertson Stephens International, BancAmerica Robertson Stephens, has been retained as Dealer Manager in connection with the U.S. Offer. Robertson Stephens International and BancAmerica Robertson Stephens will receive a fee for their services as Dealer Manager in connection with the 2003 Note Tender Offers that will depend on the percentage of the aggregate principal amount of the Notes tendered for purchase in the 2003 Note Tender Offers.

    No fee will be paid on the first 60% of the aggregate principal amount of the Notes tendered. Thereafter, a fee will be paid for each $1,000 principal amount of Notes tendered. The fee is based on a sliding scale, with the higher fee only paid on the incremental Notes tendered above specified thresholds. The fees range from $3.75 per $1,000 principal amount up to a maximum of $30 per $1,000 principal amount if more than 95% of the aggregate principal amount of the Notes are tendered. Based on the foregoing fee structure, if all outstanding Notes are tendered in the 2003 Note Tender Offers, Robertson Stephens International and BancAmerica Robertson Stephens together will receive an aggregate fee of $991,000.

    Robertson Stephens International will also be reimbursed for its reasonable out-of-pocket expenses incurred in connection with the Offer (including the reasonable fees and disbursements of counsel). The Company has also agreed to indemnify Robertson Stephens International and its affiliates against certain liabilities caused by, relating to or arising out of the Offer.

    BancAmerica Robertson Stephens has also been selected by the Company to act as Dealer Manager with respect to the 2001 Note Offer. BancAmerica Robertson Stephens has also been selected as the managing underwriter for the public offering of common stock of two of the Spin-Off Companies. BancAmerica Robertson Stephens has in the past provided certain investment banking services to the Company, for which services BancAmerica Robertson Stephens has received customary compensation, including acting as placement agent for the Company's private placement of the Notes and lead manager for the Company's public offering of the 2001 Notes.

    The Dealer Manager does not assume any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates contained herein or for any failure by the Company to disclose events which may have occurred and may affect the significance or accuracy of such information. Unless otherwise indicated, all information contained in this Offer to Purchase has been supplied by the Company. The Company assumes full responsibility for the accuracy or completeness of such information.

                                  TENDER AGENT

    The Chase Manhattan Bank London Office and Chase Manhattan Bank Luxembourg S.A. have been retained to act as the Tender Agent in connection with the Offer. All deliveries and correspondence sent to the Tender Agent should be directed to one of the specified offices in London or Luxembourg at the relevant address set forth on the back cover of this Offer to Purchase. Requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Tender Agent at one of the addresses set forth on the back cover of this Offer to Purchase. Holders of the Notes may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                               FEES AND EXPENSES

    In addition to the fees and expenses payable to the Dealer Manager, the Company will pay the Tender Agent reasonable and customary fees for its services (and will reimburse it for its reasonable out-of-pocket expenses in connection therewith), and will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Notes and in handling or forwarding tenders for purchase. In addition, the Company has agreed to indemnify the Tender Agent against certain liabilities in connection with its services, including liabilities under the federal securities laws.

    The Company will pay all transfer taxes, if any, applicable to the purchase of Notes pursuant to the Offer. If, however, tendered Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the purchase of Notes pursuant to the Offer, then the amount of any such transfer tax (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder. If satisfactory evidence of payment of such tax or exemption therefrom is not submitted, then the amount of such transfer tax will be deducted from the Offer Consideration otherwise payable to such tendering Holder.

                                 MISCELLANEOUS

    In connection with the Offer, directors, officers and employees of the Company (who will not be specifically compensated for such services) may solicit tenders by use of the mails, personally or by telephone, telegram or facsimile transmissions.

    None of the officers, directors or affiliates of the Company hold any of the Notes.

    The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with the laws of such jurisdiction. If the Company becomes aware of any jurisdiction where the making of an Offer would not be in compliance with such laws, the Company will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the Offer. If, after such good faith effort, the Company cannot comply with any such applicable laws, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of the Notes residing in such jurisdictions.

                                                                         ANNEX A

                         CERTAIN INFORMATION CONCERNING
                THE STRATEGIC RESTRUCTURING PLAN AND THE COMPANY

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------

THE STRATEGIC RESTRUCTURING PLAN...........................................................................          1
    Equity Self-Tender.....................................................................................          1
    Spin-Off Distributions.................................................................................          2
    Equity Investment......................................................................................          4
    Reverse Stock Split....................................................................................          6
    Financing Transactions.................................................................................          6
    Agreements with Jonathan Ledecky.......................................................................          7
    Adjustment to Employee Stock Options...................................................................          9
    Information About the Board of Directors After the Equity Investment...................................         10
    U.S. Federal Income Tax Consequences of the Distributions..............................................         14

RISK FACTORS...............................................................................................         17

THE BUSINESS OF U.S. OFFICE PRODUCTS AFTER THE RESTRUCTURING...............................................         25
    Company Overview.......................................................................................         25
    Market Overview........................................................................................         26
    Business Strategies....................................................................................         27
    North American Office Products Group...................................................................         28
    Operations Outside of North America....................................................................         31
    Mail Boxes Etc. .......................................................................................         33
    Competition............................................................................................         34
    Employees..............................................................................................         35
    Properties.............................................................................................         35

INDEX TO FINANCIAL STATEMENTS..............................................................................        F-1

                            ------------------------

                          NOTE REGARDING DEFINED TERMS

    Capitalized terms used in this Annex without definition have the meanings given them in the accompanying materials.

    As used herein, the following capitalized terms shall have the meanings indicated:

    "Equity Self-Tender" means U.S. Office Products' offer to purchase 37,037,037 shares of Common Stock at a price of $27.00 per share, pursuant to a
Schedule 13E-4 and a Schedule 14D-1 filed with the Securities and Exchange Commission on May 4, 1998.

    "2001 Notes" means U.S. Office Products' outstanding 5 1/2% Convertible Subordinated Notes due 2001.

    "2001 Note Exchange Offer" means U.S. Office Products' offer to exchange shares of its Common Stock for 2001 Notes pursuant to the terms set forth in a Registration Statement on Form S-4 filed with the Securities and Exchange Commission on May 1, 1998 and the accompanying Letter of Transmittal.

    "2003 Notes" means U.S. Office Products' outstanding 5 1/2% Convertible Subordinated Notes due 2003.

    "2003 Note Tender" means U.S. Office Products' offer to purchase any and all of the 2003 Notes for a purchase price equal to 94.5% of the principal amount of the 2003 Notes and includes the U.S. Offer and the Offer.

                        THE STRATEGIC RESTRUCTURING PLAN

EQUITY SELF-TENDER

    U.S. Office Products will offer to purchase 37,037,037 shares of Common Stock (including shares that may be issued on exercise of vested and unvested stock options with an exercise price of less than $27.00) at a price of $27.00 per share (or, in the case of shares underlying stock options, at $27.00 minus the exercise price of the options). The Equity Self-Tender commenced on May 4, 1998 and will expire on June 1, 1998, unless U.S. Office Products extends the expiration date.

    The Board approved the Equity Self-Tender--and borrowing by U.S. Office Products to finance a substantial portion of the purchase price--to give stockholders the opportunity to receive cash for a portion of their investment in U.S. Office Products. The Equity Self-Tender price of $27.00 per share represents a substantial premium over the trading price of U.S. Office Products Common Stock immediately prior to the announcement of the Strategic Restructuring Plan. The Board, after receiving oral confirmation from Morgan Stanley that this change would not have affected their January 12, 1998 written opinion as to the fairness of the Strategic Restructuring Plan (as described under "Opinion of Financial Advisor," below), decided to allow employees to tender shares underlying options to reduce potential dilution to stockholders of the Company and the Spin-Off Companies as well as to permit employees to participate in the Equity Self-Tender without incurring the cost (and potential tax liability) of exercising their options before they knew whether their options would be accepted in the Equity Self-Tender. Because shares underlying options can be tendered, the Company will not make any adjustment to the exercise price or number of options that will be outstanding after the Equity Self-Tender, to take account of the effects of the Equity Self-Tender. In addition, based on information received from management and recommendations of outside advisers, the Board concluded that after U.S. Office Products is restructured, it would be able to generate adequate cash flow to service the additional debt.

    U.S. Office Products will not be required to purchase shares of Common Stock in the Equity Self-Tender unless the following conditions, and other standard conditions, are satisfied:

    - a minimum of 37,037,037 shares of Common Stock (including shares underlying stock options) are validly tendered and not withdrawn;

    - U.S. Office Products has obtained enough financing to pay for the shares (including shares issuable upon exercise of outstanding employee stock options) it will purchase in the Equity Self-Tender;

    - all conditions to the completion of Investor's purchase of the equity securities have been satisfied or waived, except completion of the Equity Self-Tender and Distributions; and

    - registration statements covering the shares of the Spin-Off Companies to be distributed to U.S. Office Products' stockholders in the Distributions have become effective and all other conditions to the completion of the Distributions have been satisfied except completion of the Equity Self-Tender.

    U.S. Office Products expects to pay for the shares with a combination of the money it receives from the Equity Investment described below and money it obtains in the Financing Transactions.

    In the Equity Self-Tender, employees of U.S. Office Products may tender shares underlying vested (but unexercised) or unvested stock options with an exercise price of less than $27.00. U.S. Office Products will allow employees to conditionally exercise unvested options to the extent it purchases shares underlying such unvested options in the Equity Self-Tender, as long as the employee tenders all of his or her vested options. In the Equity Self-Tender, tendered options will be prorated in the same proportion as tendered shares. Unvested options that are not accepted for purchase in the Equity Self-Tender will remain unvested after the Equity Self-Tender. U.S. Office Products will accept for purchase in the Equity Self-Tender shares underlying an employee's vested options before accepting any shares underlying an employee's unvested options. Up to approximately 22 million shares are issuable upon exercise of outstanding options. U.S. Office Products will record a non-cash compensation expense to reflect the difference between the tender offer price of $27.00 per share and the exercise price for options that are purchased. The amount of the compensation expense will depend on the number of shares underlying options that are accepted in the Equity Self-Tender and the exercise price of the associated options. If all outstanding shares, plus all shares received in exchange for 2001 Notes (and assuming all 2001 Notes are exchanged for shares in the 2001 Note Exchange Offer) and all shares underlying all outstanding options are tendered, the Company currently estimates that the non-cash expense will be approximately $65.0 million.

    On April 14, 1998, a stockholder purporting to represent a class composed of all U.S. Office Products stockholders filed an action in the Delaware Chancery Court. The action claims that the directors breached their fiduciary duty to the stockholders of U.S. Office Products by changing the terms of the Equity Self-Tender to include employee stock options. The complaint seeks injunctive relief, damages, and attorney's fees. U.S. Office Products believes that this lawsuit is without merit and intends to vigorously contest it.

SPIN-OFF DISTRIBUTIONS

    GENERAL. After acceptance of shares of Common Stock in the Equity Self-Tender, U.S. Office Products will distribute the common stock of the Spin-Off Companies. These companies will hold substantially all of the businesses and assets of, and will be responsible for substantially all of the liabilities associated with, U.S. Office Products' technology solutions (Aztec Technology Partners, Inc.), print management (Workflow Management, Inc.), educational supplies (School Specialty, Inc.) and corporate travel services (Navigant International, Inc.) businesses. Each of the Spin-Off Companies intends to issue additional common stock in an underwritten public offering that is expected to occur at approximately the same time as the Distributions. The Distributions are intended to qualify for tax-free treatment under Section 355 of the Code and will not be completed unless the Company receives an opinion from Wilmer, Cutler & Pickering that the Distributions will receive tax-free treatment. See "--U.S. Federal Income Tax Consequences of the Distributions."

    The Board determined that the separation of the businesses of the Spin-Off Companies and the continuing business of U.S. Office Products as part of the Strategic Restructuring Plan would benefit the stockholders because it would have advantages for the Spin-Off Companies and U.S. Office Products. The advantages that the Board considered included the following:

    - The Distributions will allow each of U.S. Office Products and the Spin-Off Companies to adopt strategies and pursue objectives that are more appropriate to their respective industries, geographic territories and stages of growth.

    - Each will be able to pursue an independent acquisition program that allows for a more focused use of resources and, where stock is used as consideration, provide stock of a public company that is in the same industry as the businesses being acquired.

    - Each can be recognized by the financial community as a distinct business that can be evaluated more readily and compared more easily to industry peers.

    - Each can implement more focused incentive compensation packages that respond to specific industry and market conditions and enhance employee retention objectives.

    - After the Distributions, U.S. Office Products will be focused on a more narrow, complementary group of businesses. Each of the Spin-Off Companies will be focused primarily on their individual businesses.

    In considering the Distributions, the Board also took into account that all U.S. Office Products' stockholders remaining after the Equity Self-Tender will receive stock of the Spin-Off Companies. Accordingly, these stockholders will benefit from any appreciation in value of the stocks of the Spin-Off Companies after the Distributions. The Board also considered the diversification opportunities the Distributions would provide stockholders. Stockholders will be able to retain an interest in those Spin-Off Companies they want to retain and to dispose of their interests in the others.

    U.S. Office Products will distribute shares of the Spin-Off Companies to its stockholders remaining after completion of the 2001 Note Exchange Offer and the Equity Self-Tender. U.S. Office Products has not yet determined the number of shares of each of the Spin-Off Companies that will be distributed for each share of Common Stock, but U.S. Office Products will distribute all shares of the Spin-Off Companies it holds. The number of shares of the Spin-Off Companies that a U.S. Office Products' stockholder receives in the Distributions will be based on the number of shares of Common Stock that the stockholder holds after the 2001 Note Exchange Offer and the Equity Self-Tender but prior to the one-for-four reverse stock split.

    Investor will not receive shares of the Spin-Off Companies in the Distributions. At the same time, the Investment Agreement specifies certain terms of the Distributions, and Investor has the right to reasonably approve certain other terms of the Distributions. Investor may require terms of the Distributions (such as responsibility for pre-distribution liabilities) that are less favorable to the Spin-Off Companies than would be the case if Investor also had an interest in the Spin-Off Companies. In addition, U.S. Office Products has agreed to indemnify Investor and its affiliates against losses resulting from any of the Spin-Off Companies failing to satisfy their obligations to U.S. Office Products under certain agreements related to the Distributions.

    In connection with the Distributions, the Company will enter into a series of agreements with each Spin-Off Company to provide mechanisms for an orderly transition and to define certain relationships among the Company and the Spin-Off Companies after the Distributions. These agreements are: a distribution agreement (the "Distribution Agreement") among the Company and the Spin-Off Companies; a tax allocation agreement (the "Tax Allocation Agreement") among the Company and the Spin-Off Companies; an employee benefits agreement (the "Employee Benefits Agreement") among the Company and the Spin-Off Companies; and a tax indemnification agreement (the "Tax Indemnification Agreement") among the Spin-Off Companies. Each of these agreements is in the process of being negotiated, and is subject to Investor's reasonable approval. There can be no assurance that the terms of these agreements will contain the terms described below.

    DISTRIBUTION AGREEMENT. The Distribution Agreement will provide for the transfer from the Company to the Spin-Off Companies of substantially all of the equity interests in the Company's subsidiaries that are engaged in the business of technology solutions, print management, educational supplies and corporate travel services businesses as well as the transfer, in certain instances, of other assets related to these businesses. The Distribution Agreement will also allocate and provide for the assumption of financial responsibility for certain liabilities (other than taxes and employee benefit matters which will be governed by separate agreements) among the Company and the Spin-Off Companies. It is expected that each Spin-Off Company may be responsible for (i) any liabilities arising out of or in connection with its respective businesses as they were formerly conducted by the Company and/or its subsidiaries, (ii) its liabilities under the Distribution Agreement, the Tax Allocation Agreement and the Employee Benefits Agreement and related agreements, (iii) its liabilities for its portion of an aggregate of $130.0 million of debt allocated to the Spin-Off Companies plus expenditures by such entities for acquisitions after the date of the Investment Agreement, (iv) certain liabilities under the securities laws and (v) any liabilities of the Spin-Off Company or its subsidiaries. In addition, the Distribution Agreement is expected to provide that each of the Company and the Spin-Off Companies will bear a portion of (i) any liabilities of the Company under the securities laws arising from events prior to the Distributions (other than claims relating solely to a specific Spin-Off Company or relating specifically to the continuing businesses of the Company), (ii) the Company's general corporate liabilities (other than debt, except for that specifically allocated to the Spin-Off Companies) incurred prior to the Distributions (i.e., liabilities not related to the management or conduct of a particular distributed or retained subsidiary's business) and (iii) a portion of transaction costs (including legal, accounting, investment banking and financial advisory) and other fees incurred by the Company in connection with the Strategic Restructuring Plan equal to $1.0 million in the case of each Spin-Off Company.

    TAX ALLOCATION AGREEMENT AND TAX INDEMNIFICATION AGREEMENT. The Tax Allocation Agreement will provide that each Spin-Off Company is responsible for its respective share of the Company's consolidated tax liability for the years that each such corporation was included in the Company's consolidated U.S. federal income tax return. The Tax Allocation Agreement will also provide for sharing, where appropriate, of state, local and foreign taxes attributable to periods prior to the Distributions. Under the Tax Allocation Agreement, the Spin-Off Companies will jointly and severally indemnify the Company for any losses associated with taxes ("Distribution Taxes") assessed against the Company that are related to the Distributions if an action or omission (an "Adverse Tax Act") of any of the Spin-Off Companies materially contributes to a final determination that any or all of the Distributions are taxable. Further, the Spin-Off Companies, but not the Company, will enter into the Tax Indemnification Agreement which will require the Spin-Off Company that is responsible for the Adverse Tax Act to indemnify the other Spin-Off Companies for any liability to the Company under the Tax Allocation Agreement. If there is a final determination that any or all of the Distributions are taxable and it is determined that there has not been an Adverse Tax Act by either the Company or any of the Spin-Off Companies, each of the Company and the Spin-Off Companies will be liable for its pro rata portion of such Distribution Taxes based on the value of each company's common stock after the Distributions. However, the Company and the Spin-Off Companies have not agreed to indemnify the Company's stockholders for any taxes resulting from the Distributions failing to qualify for tax-free treatment.

    EMPLOYEE BENEFITS AGREEMENT. In connection with the Distributions, the Company will enter into the Employee Benefits Agreement with the Spin-Off Companies to provide for an orderly transition of benefits coverage between the Company and the Spin-Off Companies. Pursuant to this agreement, the respective Spin-Off Companies will retain or assume liability for employment-related claims and severance for persons currently or previously employed by the respective Spin-Off Companies and their subsidiaries, while the Company and the businesses which remain part of the Company after the Distributions will retain or assume responsibility for their current and previous employees.

EQUITY INVESTMENT

    Pursuant to the Investment Agreement, the Company will, following the Equity Self-Tender and Distributions, issue and sell Common Stock and warrants to purchase Common Stock to Investor for a purchase price of $270.0 million. As a result of the Equity Investment, Investor will acquire: (a) shares of Common Stock representing 24.9% of the outstanding shares of Common Stock after giving effect to the issuance of such shares; (b) rights ("Special Warrants") to receive for nominal consideration additional shares of Common Stock equal to 24.9% (after giving effect to issuance of such additional shares upon exercise of the Special Warrants) of the additional shares that are issuable upon conversion of any 2001 Notes that remain outstanding after the Strategic Restructuring Plan is completed and certain shares of Common Stock that are actually issued pursuant to certain contingent rights under existing acquisition agreements including the ones referred to in the next sentence; and (c) warrants representing the right to purchase one share of Common Stock for (i) each share of Common Stock purchased by Investor at the date of closing under the Investment Agreement (the "Equity Investment Closing Date") and (ii) each share of Common Stock into which the Special Warrants become exercisable. The Special Warrants will permit Investor to buy additional shares of Common Stock to maintain its 24.9% ownership position in the event that the Company issues additional shares of Common Stock to a former owner of Blue Star Group Limited ("Blue Star") under the terms of the agreement by which the Company acquired Blue Star. The former owner is entitled to receive up to 3.0 million more shares (prior to any adjustment that may be appropriate to take account of the effect of the Strategic Restructuring Plan) depending on a number of future events, including the future trading price of Common Stock and the consolidated pre-tax earnings of Blue Star and its New Zealand subsidiaries for the fiscal year ending April 1999. In view of the uncertainty of these future events the Company cannot reasonably estimate what portion, if any, of these additional shares may be issued. The Special Warrants are exercisable from and after the Equity Investment Closing Date until the twelfth anniversary thereof, subject to certain limitations, and the warrants described in clause (c) above are exercisable from and after the second anniversary of the Equity Investment Closing Date until such twelfth anniversary thereof. If Investor exercises all of the warrants described in clause (c) above, it will be required to pay the Company an aggregate of $405.0 million. If no currently outstanding stock options are exercised, exercise of these warrants would give Investor ownership of approximately 39.9% of the Common Stock after implementation of the Strategic Restructuring Plan (assuming that all of the 2001 Notes are exchanged in the 2001 Note Exchange Offer and all of the 2003 Notes are tendered and accepted for purchase in the 2003 Note Tender).

    In accordance with the Investment Agreement, the Company's Board of Directors will consist of nine directors, including the Chief Executive Officer of the Company, three designees of Investor and five persons initially selected by the Company's current Board of Directors. Investor's obligation to consummate the Equity Investment is conditioned on two of the designees to the Company's Board of Directors initially selected by the Company's current Board of Directors being satisfactory to Investor. After closing, for so long as Investor maintains certain levels of ownership of Common Stock, Investor will have the right to nominate three members of the Company's Board of Directors and to designate the Chairman of the Board. Certain Company Board of Directors' decisions will be subject to super-majority voting provisions that, under certain circumstances, may require the concurrence of at least one director nominated by Investor. Investor will be subject to certain restrictions and limitations with respect to transactions in Common Stock. See "--Information About the Board of Directors After the Equity Investment."

    Investor's obligation to consummate the Equity Investment is subject to the satisfaction or waiver of various conditions. These include, among others: (i) accuracy of the Company's representations and warranties and compliance by the Company with its obligations under the Investment Agreement; (ii) receipt of necessary antitrust and other regulatory clearance; (iii) absence of material litigation; (iv) Company shareholder approval of the issuance of shares in the Equity Investment; (v) consummation of the Distributions in accordance with the Distribution Agreement containing certain terms specified in the Investment Agreement and otherwise as reasonably approved by Investor; (vi) execution and delivery of the Tax Allocation Agreement containing certain terms specified in the Investment Agreement and otherwise as reasonably approved by Investor; (vii) execution of documents relating to financing for the Equity Self-Tender satisfactory in form and substance to Investor; (viii) consummation of the Equity Self-Tender; (ix) execution of a consulting agreement with CD&R providing for payment of an annual consulting fee of $500,000; (x) execution of a registration rights agreement with Investor; (xi) absence of any development since October 25, 1997 that would have a material adverse effect on the Company (after giving effect to the Distributions); (xii) no person or group (other than Investor) acquiring beneficial ownership of 15% or more of the Common Stock and no person or group (other than Investor or its affiliates) having entered into an agreement with the Company with respect to a tender or exchange offer for any shares of Common Stock, or a merger, consolidation or other business combination with or involving the Company; and (xiii) the Company's debt existing immediately following completion of the transactions contemplated by the Strategic Restructuring Plan shall not exceed $1.4 billion (assuming exchange of all of the 2001 Notes) and the outstanding debt of the Spin-Off Companies shall be at least $130.0 million plus expenditures by such entities for acquisitions after the date of the Investment Agreement. If the Company does not proceed with the Distributions, or if the Equity Investment does not occur for certain other reasons, Investor can terminate the Investment Agreement and CD&R would receive a termination fee of $25.0 million plus Investor's reasonable fees and expenses. Upon completion of the Equity Investment, CD&R will receive a transaction fee of $15.0 million and Investor will receive reimbursement for expenses it incurs in connection with the transaction.

    Investor or the Company can terminate the Investment Agreement at any time if they both agree in writing. Either one can terminate the agreement if Investor has not purchased the equity securities by September 30, 1998 (if such failure to close is not the result of a breach by the party seeking termination), if the Company's shareholders do not approve the transaction, or if any law or order prohibits the transaction.

    In addition, Investor can terminate the Investment Agreement if (i) the Company materially breaches or makes a material misrepresentation which is not cured within 30 days after notice from Investor; (ii) the Company's Board of Directors withdraws, modifies, or publicly announces the intention to withdraw or modify, its approval of the Investment Agreement or related transactions or recommends an alternative transaction proposal; (iii) the Board of Directors publicly announces that it has decided not to complete the Distributions; (iv) certain conditions--including the accuracy at closing of statements made by the Company in the Investment Agreement--become impossible to fulfill and Investor does not waive the conditions; (v) the Company makes substantive amendments to the agreements setting out the terms of the

Distributions or the Equity Self-Tender; or (vi) Investor decides in its good faith reasonable judgment not to proceed with the transaction based on its review of the agreements relating to the Distributions or the Equity Self-Tender.

    The Company can terminate the Investment Agreement if (i) Investor materially breaches or makes a material misrepresentation which is not cured with 30 days after notice from the Company; (ii) certain conditions--including the accuracy at closing of statements made by Investor in the Investment Agreement--become impossible to fulfill and the Company does not waive the conditions or (iii) the Company receives an unsolicited proposal for an investment in the Company or purchase of assets of the Company that meet certain criteria including that the proposal provides consideration that the Board of Directors of the Company determines in good faith contains terms that are financially superior to the Equity Investment.

    The foregoing summary of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, which is hereby incorporated by reference herein.

REVERSE STOCK SPLIT

    In connection with the Strategic Restructuring Plan and subject to stockholder approval, the Company plans to effect a one-for-four reverse stock split to be effective upon completion of all other elements of the Strategic Restructuring Plan.

FINANCING TRANSACTIONS

    In connection with the Strategic Restructuring Plan, the Company expects to refinance its existing senior bank debt and to borrow additional funds to finance the cost of purchasing shares of Common Stock in the Equity Self-Tender, purchasing 2003 Notes in the 2003 Note Tender, and paying fees and expenses incurred in connection with the Strategic Restructuring Plan.

    NEW CREDIT FACILITY. The Company has agreed to and accepted a commitment letter from The Chase Manhattan Bank, Bankers Trust Company, and Merrill Lynch Capital Corporation, as agents, and Chase Securities Inc., BT Alex. Brown Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as co-arrangers, for a new bank loan facility (the "Credit Facility") that will provide for an aggregate principal amount of $1.225 billion, consisting of (i) seven-year term loan facilities totaling $300.0 million, (ii) an eight-year term loan in the principal amount of $675.0 million, and (iii) a revolving credit facility in the principal amount of $250.0 million. The Company and the banks may agree to alter the allocated principal amount of two or more of the loan facilities before signing definitive documents depending on market conditions. The Credit Facility will be guaranteed by the Company's material domestic subsidiaries and secured by substantially all assets of the Company and its material domestic subsidiaries. Each loan will bear interest, at the Company's option, at a short-term Eurodollar rate plus a margin of 2.25% or 2.50% (in the case of the eight-year term loan) or a floating alternate base rate plus a margin of 1.25% or 1.50% (in the case of the eight-year term loan). The applicable margins will be subject to agreed upon reductions in the future based on the Company's financial performance. The Company will be required to enter into arrangements to insure that the effective interest rate paid by the Company on at least 50% of its outstanding bank debt and subordinated debt will not exceed a certain rate. The loan documents likely will include financial and other covenants. These will include, among others, restrictions on the Company's ability to incur additional indebtedness, sell assets, pay dividends or engage in certain other transactions, and requirements that the Company maintain certain financial ratios and other provisions customary for loans to highly leveraged companies, including representations by the Company, conditions to funding, cost and yield protections, restricted payment provisions, transfer provisions, amendment provisions and indemnification provisions. The Credit Facility will be subject to mandatory prepayment in a variety of circumstances, including upon certain asset sales and financing transactions. The Commitment will terminate unless definitive loan documents are entered into, and the Strategic Restructuring Plan and Financing Transactions completed, by June 30, 1998. No assurance can be given that the Credit Facility will be completed as contemplated.

    SENIOR SUBORDINATED NOTES. The Company also expects to issue Senior Subordinated Notes in a principal amount of at least $400.0 million. These Senior Subordinated Notes will be subordinated in right of payment to the Credit Facility. U.S. Office Products expects to offer these in a private placement. The Senior Subordinated Notes will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The availability of subordinated debt financing will depend on a number of factors, including market conditions and interest rates.

    2001 NOTES AND 2003 NOTES. In addition to the 2003 Note Tender, U.S. Office Products will also make the 2001 Note Exchange Offer to exchange the 2001 Notes for Common Stock at an exchange rate of 61.843 shares per $1,000 principal amount, which effectively reduces the conversion price on the 2001 Notes from $19.00 to $16.17 while the offer is open. Holders of the 2001 Notes who accept the offer will also receive accrued interest through the expiration of the 2001 Note Exchange Offer. The shares of Common Stock issuable on exchange of these notes will be eligible to be tendered in the Equity Self-Tender and receive the Distributions. U.S. Office Products will not complete this offer if the commitment for the Credit Facility has been terminated or if Investor is no longer obligated to complete the Equity Investment. The 2001 Note Exchange Offer will also be subject to other conditions.

    These transactions will reduce debt that will become due before the expected due dates for the Credit Facility and the Senior Subordinated Notes. The 2001 Note Exchange Offer and the 2003 Note Tender are also intended to reduce the number of shares of Common Stock that might be issued after completion of the Strategic Restructuring Plan. Each of the 2001 Notes and the 2003 Notes are convertible into Common Stock. If these notes are purchased or exchanged before completion of the Strategic Restructuring Plan, the number of shares of Common Stock that might be issued after the Strategic Restructuring Plan will be less.

    The indebtedness of the Company after the Strategic Restructuring Plan will include (i) any 2001 Notes that are not exchanged for Common Stock in the 2001 Note Exchange Offer and (ii) any 2003 Notes that are not purchased in the 2003 Note Tender.

AGREEMENTS WITH JONATHAN LEDECKY

    Jonathan J. Ledecky, the founder, Chairman of the Board and former Chief Executive Officer of U.S. Office Products, will resign as Chairman of U.S. Office Products when the Distributions are completed. The U.S. Office Products Board and Mr. Ledecky concluded that it will be important for the Spin-Off Companies to have greater access to Mr. Ledecky's skills and experience. Accordingly, U.S. Office Products entered into an agreement with Mr. Ledecky. This agreement will go into effect only if the Distributions are completed. It will replace Mr. Ledecky's existing employment agreement with U.S. Office Products. As a result of this agreement, Mr. Ledecky will remain employed with U.S. Office Products, but his role with U.S. Office Products after the Distributions will be substantially reduced. The principal terms of this agreement, as it is expected to be amended prior to completion of the Distributions, are summarized below.

    The new agreement with Mr. Ledecky governs his continuing obligations to U.S. Office Products. Under that agreement, Mr. Ledecky will report to the U.S. Office Products Board of Directors and will provide high-level acquisition negotiation services and business strategic advice. Under the agreement, Mr. Ledecky will receive an annual salary of $48,000 through June 30, 2001. Mr. Ledecky will also retain his existing U.S. Office Products options; the number of shares subject to these options, and their exercise price, will be adjusted to take account of the Distributions. See "--Adjustment to Employee Stock Options." As a continuing employee, Mr. Ledecky is entitled to retain his options despite his reduction in services to U.S. Office Products. U.S. Office Products can terminate Mr. Ledecky's employment only for "cause." Cause consists of (i) his conviction of or guilty or nolo contendere plea to a felony, (ii) his engaging, despite notice, in conduct demonstrably and materially injurious to U.S. Office Products, or (iii) his violation of the noncompetition agreement as it relates to U.S. Office Products. If Mr. Ledecky resigns or is terminated, he will cease to vest in his U.S. Office Products options and will have 90 days to exercise any vested options (as under his existing options).

    It is expected that each Spin-Off Company will enter into an employment agreement with Mr. Ledecky to implement its assigned portion of the agreement. Under each employment agreement, Mr. Ledecky will report to the respective boards of directors and senior management of the Spin-Off Companies. Mr. Ledecky will provide high-level acquisition negotiation services and strategic business advice to each of the Spin-Off Companies. Each Spin-Off Company can require his performance of such services, consistent with his other contractual employment obligations to Consolidation Capital Corporation (of which Mr. Ledecky is the founder, chairman and chief executive officer), U.S. Office Products and the other Spin-Off Companies. As an employee, Mr. Ledecky will also be subject to the generally applicable personnel policies of each company and will be eligible for each Spin-Off Company's benefit plans in accordance with their terms. Each Spin-Off Company is expected to pay Mr. Ledecky an annual salary of up to $48,000 for up to two years. Each Spin-Off Company may terminate Mr. Ledecky's employment with or without "cause," where cause has the same definition as in the agreement with U.S. Office Products, as modified to refer to the Spin-Off Company. If without cause, the termination would entitle Mr. Ledecky to a severance payment equal to his salary for the lesser of 12 months or the remainder of the contract.

    The agreement with U.S. Office Products provides for non-competition and non-solicitation restrictions that continue for four years after the Distributions have been completed. These provisions generally restrict Mr. Ledecky from, among other things, investing in or working for or on behalf of any business that sells products or services in direct competition with U.S. Office Products or the Spin-Off Companies, within 100 miles of any location where U.S. Office Products or the Spin-Off Companies conduct business. (For this purpose, "products or services" are those that U.S. Office Products offered on January 13, 1998.) The agreement prohibits Mr. Ledecky from trying to hire away managerial employees of U.S. Office Products or the Spin-Off Companies, or calling upon customers of U.S. Office Products or the Spin-Off Companies to solicit or sell products or services in direct competition with U.S. Office Products or the Spin-Off Companies. Mr. Ledecky also may not hire away for Consolidation Capital Corporation (of which Mr. Ledecky is the founder, chairman and chief executive officer) any person then or in the preceding year employed by U.S. Office Products or the Spin-Off Companies. U.S. Office Products is permitted to (and will) assign to the Spin-Off Companies the ability to enforce the non-competition provisions described above as they apply to the Spin-Off Companies' respective businesses, which will then constitute part of his employment agreements with the Spin-Off Companies.

    Mr. Ledecky will receive options from each Spin-Off Company for each of the Spin-Off Companies' common stock on the date of the Distributions. The options are intended to compensate Mr. Ledecky for his services to each of the Spin-Off Companies as an employee. The options will cover up to 7.5% of each of the Spin-Off Companies' outstanding common stock, determined as of the date of the Distributions without regard to any concurrent public offerings. For each Spin-Off Company, the options will have a per-share exercise price equal to the initial public offering price for the Spin-Off Company. The estimated value of these options depends on the initial public offering prices of the Spin-Off Companies and the trading volatility of the Spin-Off Companies. U.S. Office Products cannot make a reliable estimate of the value of these options until it obtains an estimate of the initial public offering prices for the Spin-Off Companies. U.S. Office Products believes that the value of these options will be substantially greater than the annual cash compensation paid to officers of the Spin-Off Companies, but moderate in relation to the total annual expenses of the Spin-Off Companies. An estimate of the dollar value of the options will be included in the information statements relating to each Distribution, which U.S. Office Products will send to stockholders before the Distributions.

    It is expected that, for each Spin-Off Company, Mr. Ledecky's options will be fully vested when granted but will not be exercisable until 12 months after the Distributions are completed. Mr. Ledecky's options from the Spin-Off Companies will all become exercisable immediately if he dies before the option expires or, in the case of a particular Spin-Off Company, if that company accelerates the exercise schedule of options for substantially all management option holders. (In this latter case, Mr. Ledecky's option will become exercisable on the same accelerated schedule as the other management option holders.) All unexercised portions of the option will expire ten years after the date of grant of the option or, if applicable, as of the date Mr. Ledecky violates his non-competition agreement with a Spin-Off Company.

ADJUSTMENT TO EMPLOYEE STOCK OPTIONS

    The Company has previously granted stock options to management and employees. The Company expects that the number and exercise price of these options will be adjusted following completion of the Strategic Restructuring Plan to take account of the effects of the Distributions on the underlying value of the Common Stock. Options held after the Equity Self-Tender and Distributions by employees who remain with U.S. Office Products will remain exercisable for shares of Common Stock. Options held after the Equity Self-Tender and Distributions by employees who will become employees of a Spin-Off Company will be converted into options exercisable for shares of that particular Spin-Off Company. The adjustments will be made by a formula that takes account of the difference between the price of the Company's Common Stock before and after the Distributions have been completed (and, in the case of options for Spin-Off Company shares, the price of Spin-Off Company shares in the public offerings expected to be completed by the Spin-Off Companies (the "Spin-Off Company Offering Price")). The formula will not affect when the options vest or when employees can exercise the options. The respective option exercise prices will be adjusted by this formula:

                                                            Trading Price
                                                          Post-Distributions
Exercise Price (New) = Exercise Price                       Trading Price
(Old)                                         X           Pre-Distributions

The respective numbers of shares subject to option will be adjusted by this formula:

                                                            Trading Price
                                                          Pre-Distributions
Option Shares (New) = Option Shares                         Trading Price
(Old)                                         X           Post-Distributions

    For all optionees, the "Trading Price Pre-Distributions" will be the average closing price of the Common Stock for the lesser of the ten business days preceding the Distributions or the business days falling between expiration of the Equity Self-Tender and the completion of the Distributions. For continuing employees of the Company, the "Trading Price Post-Distributions" will be the average closing price of the Common Stock for the ten business days after and including the date on which the Distributions are completed. For employees of a Spin-Off Company, the "Spin-Off Company Offering Price" will be substituted for "Trading Price Post-Distributions" in this formula. The exercise price and number of options will not be adjusted as result of the Equity Self-Tender, but instead are adjusted solely for the Distributiuons and the reverse stock split.

    The number of shares underlying options for continuing employees of the Company will also be adjusted to take account of the reverse stock split; that is, the new number of shares underlying such options will be divided by four and the exercise price will be multiplied by four. The number of shares underlying options for employees of a Spin-Off Company will also be adjusted for the distribution ratio applied in the Spin-Off Company Distributions; that is, the new number of shares underlying options in the Spin-Off Company will be divided by the distribution ratio and the exercise price will be multiplied by the distribution ratio. The intrinsic value of the adjusted options will be no greater than the intrinsic value of the options immediately before the Distributions and the reverse stock split, and the ratio of exercise price to market price will be no less than the ratio immediately before the Distributions and the reverse stock split.

    As a result of the adjustments, employee stock options will likely represent a greater percentage interest in the Company after these transactions than they did before. At April 20, 1998, the Company's management and employees held options to purchase a total of approximately 22.0 million shares, of which approximately 3.7 million were held by employees that are expected to be employees of a Spin-Off Company. The number of options that will be outstanding after the Strategic Restructuring Plan will depend on the number of shares subject to options that are accepted in the Equity Self-Tender and also on the trading prices of the Common Stock around the time of the Distributions and the offering prices of the Spin-Off Companies' shares. As a result, the ultimate number of such options cannot be determined at this time. The fair value of the options may also change as a result of these adjustments, but the fair value as measured by standard models will depend on the adjusted exercise price, the adjusted number of shares, and the trading prices and volatility of the Common Stock after completion of the Strategic Restructuring Plan. Because the adjustments are designed to compensate for the effects of the transactions in the Strategic Restructuring Plan, U.S. Office Products does not currently expect that the adjustments will have a significant effect on the fair value of the options, but cannot assure stockholders that the change will not be significant.

INFORMATION ABOUT THE BOARD OF DIRECTORS AFTER THE EQUITY INVESTMENT

    Investor has the right to designate three members of the Board of Directors of the Company who will serve from the Equity Investment Closing Date until the next annual meeting of stockholders. In addition, the Chief Executive Officer of the Company, Thomas Morgan, will be a director. Two of the remaining directors at closing must be satisfactory to Investor. Investor has informed the Company that it intends to designate Charles P. Pieper, Kevin J. Conway and Brian D. Finn as the three directors it is entitled to designate. Investor has the right to designate the Chairman of the Board so long as it retains a specified percentage of shares it acquires in the Equity Investment. Mr. Pieper will serve as Chairman of the Board after closing. In addition, Michael Dooling, Timothy J. Flynn, Jonathan J. Ledecky, Clifton B. Phillips and John A. Quelch have advised the Board that they intend to resign as Directors of the Company effective as of the Equity Investment Closing Date. The Board intends to appoint Frank P. Doyle and L. Dennis Kozlowski as two new independent directors, and Investor has advised the Company that it approves of them. Milton H. Kuyers, Allon H. Lefever, Edward J. Mathias and Thomas Morgan will remain as directors of the Company after the Equity Investment Closing Date.

    Set forth below is information about the directors of the Company after consummation of the Strategic Restructuring Plan:

NAME                              TITLE             AGE                          BUSINESS EXPERIENCE
--------------------------  ------------------      ---      -----------------------------------------------------------
Kevin J. Conway...........  Director                    39   Mr. Conway will be named a director of U.S. Office Products effective upon completion of the Strategic Restructuring
                                                             Plan. Mr. Conway has been a principal and a director of
                                                             Clayton, Dubilier & Rice since 1994 and March 1998,
                                                             respectively. Prior to joining Clayton, Dubilier & Rice in
                                                             1994, Mr. Conway worked for 10 years at Goldman, Sachs &
                                                             Co., an investment banking firm. He also serves as a
                                                             director of Riverwood Inernational Corporation and North
                                                             American Van Lines, Inc., companies in which CD&R Fund V
                                                             has an investment. Mr. Conway is a graduate of Amherst
                                                             College, Columbia University School of Business and
                                                             Columbia Law School.

Frank P. Doyle............  Director                    66   Mr. Doyle will be named a director of U.S. Office Products effective upon completion of the Strategic Restructuring
                                                             Plan. Mr. Doyle is a private consultant who retired from
                                                             his position as Executive Vice President of General
                                                             Electric Company on January 1, 1996. As Executive Vice
                                                             President, he was one of a three member Corporate Executive
                                                             Office to which all of GE's operating businesses and staff reported. Mr. Doyle served as Executive Vice president of
                                                             GE from 1991, and prior to that time he was Senior Vice
                                                             President at GE with responsibility for Corporate Marketing and Advertising from 1981. Mr. Doyle is a

NAME                              TITLE             AGE                          BUSINESS EXPERIENCE
--------------------------  ------------------      ---      -----------------------------------------------------------
                                                             director of Digital Equipment Corporation, Paine Webber
                                                             Group, Roadway Express and Educational Testing Service.

Brian D. Finn.............  Director                    37   Mr. Finn will be named a director of U.S. Office Products
                                                             effective upon completion of the Strategic Restructuring
                                                             Plan. Mr. Finn has been a principal and a director of
                                                             Clayton, Dubilier & Rice since June 1997 and March 1998,
                                                             respectively. Prior to joining Clayton, Dubilier & Rice in
                                                             1997, Mr. Finn worked for 15 years at Credit Suisse First
                                                             Boston, an investment banking firm, most recently as
                                                             co-head of the Mergers and Acquisitions division. He holds a B.S. in Economics from the University of Pennsylvania's
                                                             Wharton School.

L. Dennis Kozlowski.......  Director                    51   Mr. Kozlowski is Chairman and Chief Executive Officer of
                                                             Tyco International Ltd., a multinational company involved
                                                             in manufacturing, distribution and servicing of fire
                                                             protection and security systems, disposable medical
                                                             products, flow control and electronic products worldwide.
                                                             He has served as Chief Executive Officer of Tyco since July
                                                             1, 1992 and as Chairman since January 1, 1993. Prior to
                                                             July 1992, he was President and Chief Operating Officer of
                                                             Tyco since 1989 and a director of Tyco since 1987. Mr.
                                                             Kozlowski is a direcor of RJR Nabisco, Applied Power and
                                                             Raytheon Corp.

Milton H. Kuyers..........  Director                    60   Mr. Kuyers has been a director of the Company since April
                                                             1995. He is a part owner and executive officer of a number of privately held companies including: Zero Zone, Inc., a
                                                             manufacturer of commercial refrigeration units; Desert Air
                                                             Corp., a manufacturer of commercial dehumidification
                                                             equipment; Northwest Coatings, Inc., a manufacturer of
                                                             coating products; Grayline, Inc., a manufacturer of tubing used in the appliance and electrical industries; Digicorp
                                                             Inc., a distributor of business telephone systems and
                                                             cellular telephones; and Faustel, Inc., a manufacturer of
                                                             custom coating equipment. Prior to 1993, Mr. Kuyers served as the President of Star Sprinkler Corp., a manufacturer of sprinkler heads for fire protection systems. Mr. Kuyers
                                                             previously served on the board of Medical Advances, Inc., a manufacturer of parts for medical diagnostic applications, until its sale in March 1997. Prior to its acquisition by
                                                             the Company, Mr. Kuyers also served as a director of The
                                                             H.H. West Company, a wholly owned subsidiary of the
                                                             Company. Mr. Kuyers holds an undergraduate degree in
                                                             business administration and an M.B.A. from the University
                                                             of Michigan.

NAME                              TITLE             AGE                          BUSINESS EXPERIENCE
--------------------------  ------------------      ---      -----------------------------------------------------------
Allon H. Lefever..........  Director                    50   Mr. Lefever has served as a director of the Company since
                                                             February 1995. He has been Vice President of the Affiliated
                                                             Companies for High Industries, Inc., since April 1988. From
                                                             1988 until its acquisition by the Company, Mr. Lefever
                                                             served as the Chairman of the Board and Chief Executive
                                                             Officer of The Office Works, Inc., and he currently serves on the boards of directors of several private companies. In addition, he is a director of Red Rose SuperNet and
                                                             Goodville Insurance Co. and serves on the Business Advisory
                                                             Board of Millersville State University. Mr. Lefever
                                                             received his undergraduate degree from Millersville State
                                                             University and a Masters in Economics from Pennsylvania
                                                             State University.

Edward J. Mathias.........  Director                    55   Mr. Mathias has been a director of the Company since
                                                             February 1995. Currently, Mr. Mathias is a Managing
                                                             Director of The Carlyle Group, a merchant bank based in
                                                             Washington, D.C. From 1971 through 1993, Mr. Mathias was
                                                             employed by T. Rowe Price Associates, Inc., a major
                                                             investment management organization, most recently as a
                                                             Managing Director. Mr. Mathias presently serves on the
                                                             boards of directors of Sirrom Capital Corporation,
                                                             Pathogenesis and The Fortress Group, Inc. as well as on the boards of directors of several private companies. Mr.
                                                             Mathias holds an undergraduate degree from The University
                                                             of Pennsylvania and an M.B.A. from Harvard Business School.

Thomas Morgan.............  President, Chief            44   Mr. Morgan joined the Company in February 1997 as President
                            Executive Officer                of the Company' North American Office Products Group. He
                            and Director                     was promoted to Chief Operating Officer in June 1997 and to
                                                             Chief Executive Officer in November 1997. Before joining
                                                             the Company, he spent more than 20 years with Genuine Parts
                                                             Company where he was most recently Executive Vice President of S.P. Richards Company.

NAME                              TITLE             AGE                          BUSINESS EXPERIENCE
--------------------------  ------------------      ---      -----------------------------------------------------------
Charles P. Pieper           Chairman of the             51   Mr. Pieper will be named Chairman of U.S. Office Products
                            Board of Directors               effective upon completion of the Strategic Restructuring
                                                             Plan. Mr. Pieper has been a principal and a director of
                                                             Clayton, Dubilier & Rice since March 1997 and March 1998,
                                                             respectively. Previously, Mr. Pieper was President and
                                                             Chief Executive Office of GE Lighting Europe and GE Japan,
                                                             GE Korea, GE Taiwan, GE Medical Systems Asia, Yokogawa
                                                             Medical Systems and GE Trading Co. Mr. Pieper is Chairman
                                                             of North American Van Lines, Inc., a corporation in which
                                                             CD&R Fund V has an investment, and a director of Alliant
                                                             Foodservice, Inc. and its parent CDRF Holding, Inc., a
                                                             corporation in which a Clayton Dubilier & Rice-managed
                                                             investment fund has an investment.

    Pursuant to the Investment Agreement, three-fourths of the directors must approve certain transactions. These are: (i) the sale by the Company of equity securities, other than (A) a specified amount made available under employee benefit plans, such as option plans, or (B) a specified amount issued to acquire companies or issued in public offerings; (ii) any merger, tender offer or sale, lease, or disposition of all or substantially all of the Company's assets, or other business combination involving the Company, unless the consideration for such sale is all cash or is freely tradable common stock of a public company with a specified level of market capitalization; (iii) any major recapitalization; (iv) certain amendments to shareholder rights plans; (v) any dissolution or partial liquidation of the Company; or (vi) any modification to the Company's charter or by-laws that is inconsistent with Investor's rights under the Investment Agreement or the other agreements described in this Annex
A. The effect of this provision is that so long as Investor can nominate three directors, at least one of them must vote in favor of any of these actions in order for it to be approved.

    This table shows Investor's rights with respect to the nomination of directors and how they will change if Investor disposes of equity securities. This table also shows when the three-fourths majority requirement will apply.

                   SUMMARY OF CORPORATE GOVERNANCE PROVISIONS

                                                                         NUMBER OF
                                                                     DIRECTORS INVESTOR             THREE-FOURTHS
                                                                             IS                        BOARD
                    PORTION OF SHARES ACQUIRED                          ENTITLED TO      RIGHT TO   APPROVAL FOR
                      AT CLOSING RETAINED BY                              NOMINATE       DESIGNATE    CERTAIN
                           INVESTOR (1)                                (OUT OF NINE)     CHAIRMAN   TRANSACTIONS
-------------------------------------------------------------------  ------------------  ---------  ------------
66 2/3% to 100%....................................................        Three            Yes         Yes

33 1/3% to 66 2/3%.................................................         Two             Yes         Yes
Less than 33 1/3% but Investor
  holds at least 5% of the then-
  outstanding voting stock.........................................         One             No           No
Less than 5% of the then-
  outstanding voting stock.........................................         None            No           No

------------------------------

(1) This includes shares Investor can acquire by exercising special warrants.

    Investor can approve one additional nominee to the Board if the Chief Executive Officer of the Company is not a member of the Board or is not a Board nominee. The Company can increase the size of the Board of Directors to as many as 12 persons, but the number of persons Investor can nominate will increase at least proportionally. For example, if there are 12 members, Investor could nominate four directors (assuming it still held all of its shares). Investor also will be entitled to at least proportionate representation on all Board committees, unless it is precluded from such membership by law or stock exchange rules.

    All of Investor's corporate governance rights will expire on the earlier of the fifth anniversary of closing or if Investor ever acquires more than 50% of the voting power represented by the Company's then-outstanding voting securities.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTIONS

    EFFECT ON THE COMPANY AND THE STOCKHOLDERS OF THE COMPANY. Wilmer, Cutler & Pickering expects to deliver an opinion (the "Spin-Off Opinion") at the time of the Distributions stating that for U.S. federal income tax purposes the Distributions will qualify as tax-free spin-offs under Section 355 of the Code and will not be taxable under Section 355(e) of the Code. The Company will not complete the Distributions unless it receives the Spin-Off Opinion. The Spin-Off Opinion will be based on the accuracy as of the time of the Distributions of factual representations made by the Company, the Spin-Off Companies and Investor, and certain other information, data, documentation and other materials that Wilmer, Cutler & Pickering has deemed necessary.

    The Spin-Off Opinion will represent Wilmer, Cutler & Pickering's best judgment of how a court would rule. However, the Spin-Off Opinion is not binding upon either the IRS or any court. A ruling has not been, and will not be, sought from the IRS with respect to the U.S. federal income tax consequences of the Distributions.

    Assuming the Distributions qualify as tax-free spin-offs under Section 355 and are not taxable under Section 355(e) no gain or loss will be recognized by the Company or the stockholders of the Company (except with respect to cash received in lieu of fractional shares) as a result of the Distributions.

    CONSEQUENCES OF FAILURE TO QUALIFY AS A TAX-FREE DISTRIBUTION. As noted above, the Spin-Off Opinion is not binding on the IRS or the courts. Stockholders should be aware that the requirements of Section 355 pertaining to business purpose, active trade or business, and absence of a device for distribution of earnings and profits, as well as the requirements of Section 355(e) pertaining to a plan or series of related transactions to acquire 50% or more by vote or value of a company, are highly dependent on factual interpretations, are to a significant extent subjective in nature, and have a relative absence of authority addressing their application to the particular facts presented by the Distributions. Accordingly, the IRS and/or a court could reach a conclusion that differs from the conclusions in the Spin-Off Opinion.

    BUSINESS PURPOSE. In order for a Distribution to qualify as a tax-free spin-off under Section 355, it must be motivated, in whole or substantial part, by one or more corporate business purposes. The Company will represent that the Distributions were motivated, in whole or substantial part, to allow the Company and the Spin-Off Companies to adopt strategies and pursue objectives that are more appropriate to their respective industries and stages of growth; to allow the Spin-Off Companies to pursue independent acquisition programs with a more focused use of resources and, where stock is used as consideration, to allow the Spin-Off Companies to provide stock of a public company that is in the same industry as the business being acquired; to allow the Company and the Spin-Off Companies to offer their respective employees more focused compensation packages; and to make possible the Equity Investment, which the Board of Directors of the Company concluded would contribute to the Company's development, based on the skills and experience of CD&R. Based on these representations and certain other information, data, documentation and other materials, Wilmer, Cutler & Pickering expects to deliver at the time of the Distributions an opinion that each Distribution satisfies the business purpose requirement of Section 355. However, although similar rationales have been accepted by the IRS in other circumstances as sufficient to meet the business purpose requirement of Section 355, there can be no assurance that the IRS will not assert that the business purpose requirement is not satisfied.

    ACTIVE TRADE OR BUSINESS. In order for the distribution of the stock of a Spin-Off Company (other than Navigant International, Inc. ("Navigant")) to qualify as a tax-free spin-off under Section 355 both the Spin-Off Company and the Company must be engaged in an active trade or business that has been actively conducted for the five-year period preceding the Distribution, taking into account only businesses that have been acquired in transactions in which no gain or loss was recognized. In order for the distribution of the stock of Navigant to qualify as a tax-free spin-off under Section 355, substantially all of the assets of Navigant must consist of the stock of Professional Travel Corporation ("Professional Travel"), and Professional Travel and the Company must meet the requirements described in the preceding sentence. Whether current and historical business activity constitutes an active trade or business, and whether any gain or loss should have been recognized in an acquisition structured and reported as a nontaxable transaction, turn in some instances on the application of subjective legal standards and on factual determinations, such as intentions of the parties involved. Based on the representations of the Company and the Spin-Off Companies, Wilmer, Cutler & Pickering expects to deliver at the time of the Distributions an opinion that each Distribution will satisfy the active trade or business requirement. However, because of the inherently subjective nature of important elements of the active trade or business requirement, and because the IRS may challenge the representations upon which Wilmer, Cutler & Pickering relies, there can be no assurance that the IRS will not assert that the active trade or business requirement is not satisfied.

    ABSENCE OF A DEVICE FOR DISTRIBUTION OF EARNINGS AND PROFITS. A Distribution will not qualify as a tax-free spin-off under Section 355 if the Distribution was used principally as a device for the distribution of the earnings and profits of the Company or the Spin-Off Company. Treasury regulations provide that this test is applied based on all the facts and circumstances, including the presence or absence of factors described in the Regulations as "device factors" and "nondevice factors." Application of this test is uncertain in part because of its subjective nature. Based on the representations of the Company and the Spin-Off Companies, Wilmer, Cutler & Pickering expects to deliver at the time of the Distributions an opinion that none of the Distributions is a transaction used principally as a device for the distribution of earnings and profits of either the Company or any of the Spin-Off Companies. However, because of the inherently subjective nature of the device test (including the subjectivity involved in assigning weight to various factors), and because the IRS may challenge the representations upon which Wilmer, Cutler & Pickering relies, there can be no assurance that the IRS will not assert that any or all of the Distributions are transactions used principally as a device for the distribution of earnings and profits.

    If a Distribution fails to qualify under Section 355 as a tax-free spin-off, each holder of Common Stock on the record date of the Distributions will be treated as having received a taxable corporate distribution in an amount equal to the fair market value (on the Distribution Date) of the Spin-Off Companies' common stock distributed to such holder of Common Stock, including fractional shares. In addition, the Company will recognize gain equal to the difference between the fair market value of the common stock of the Spin-Off Company and the Company's adjusted tax basis in the common stock of the Spin-Off Company (on the Distribution Date). If the Company were to recognize gain on one or more Distributions, such gain would likely be substantial.

    EFFECT OF POST-DISTRIBUTION TRANSACTIONS. Section 355(e), which was added in 1997, generally provides that a company that distributes shares of a subsidiary in a spin-off that is otherwise tax-free will incur U.S. federal income tax liability if 50% or more, by vote or value, of the capital stock of either the company making the distribution or the subsidiary is acquired by one or more persons acting pursuant to a plan or a series of related transactions that includes the spin-off. Stock acquired by certain related persons is aggregated in determining whether this 50% test is met. There is a presumption that any acquisition of 50% or more, by vote or value, of the capital stock of the company or the subsidiary occurring two years before or after the spin-off is pursuant to a plan that includes the spin-off. However, the presumption may be rebutted by establishing that the spin-off and the acquisition are not part of a plan or a series of related transactions. Based on the representations of the Company, the Spin-Off Companies and Investor, and the assumption that no Distribution is part of a plan that is outside the knowledge of U.S. Office Products and the Spin-Off Companies pursuant to which one or more persons will acquire directly or indirectly 50% or more by vote or value of the capital stock of the Company or of any Spin-Off Company, Wilmer, Cutler & Pickering expects to deliver at the time of the Distributions an opinion that the Distributions will not be taxable under Section 355(e). However, there can be no assurance that the IRS will not assert that any or all of the Distributions are taxable under Section 355(e).

    If the Distributions are taxable under Section 355(e), the Company will recognize gain equal to the difference between the fair market value of the common stock of the Spin-Off Company and the Company's adjusted tax basis in the common stock of the Spin-Off Company (on the Distribution Date). However, no gain or loss will be attributable to holders of Common Stock (except with respect to cash received in lieu of fractional shares). If the Company were to recognize gain on one or more Distributions, such gain would likely be substantial.

    The Company, but not the holders of the Common Stock, will be indemnified by the Spin-Off Companies if the actions or omissions of the Spin-Off Companies materially contribute to a determination that the Company is subject to a tax liability in connection with the Distributions. See "--Distributions-- Tax Allocation Agreement and Tax Indemnification Agreement." However, there can be no assurance that the Company will be successful in recovering the full amount of such tax liability under the indemnification arrangements with the Spin-Off Companies.

                                  RISK FACTORS

    HOLDERS OF THE 2003 NOTES WHO ARE CONSIDERING TENDERING THEIR 2003 NOTES IN THE 2003 NOTE TENDER SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION INCLUDED IN THE ACCOMPANYING DOCUMENTS OR INCORPORATED THEREIN BY REFERENCE, IN EVALUATING WHETHER TO DO SO.

SUBSTANTIAL INDEBTEDNESS OF THE COMPANY; ABILITY TO SERVICE DEBT

    The Company will incur substantial indebtedness in connection with the Strategic Restructuring Plan and the Financing Transactions and will thereby become highly leveraged. At January 24, 1998, the Company had outstanding approximately $714.5 million in indebtedness consisting of bank loans, convertible subordinated notes, and capital leases. As a result of the Strategic Restructuring Plan and the Financing Transactions, the Company's total indebtedness will increase by approximately $441.0 million to approximately $1,155.5 million, assuming that all 2001 Notes are exchanged in the 2001 Note Exchange Offer and all 2003 Notes are tendered and accepted for purchase in the 2003 Note Tender. Any 2001 Notes that remain outstanding after the 2001 Note Exchange Offer will increase the amount of outstanding debt.

    The Company's high leverage could have material consequences to the Company, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes may be impaired or any such financing may not be available on terms favorable to the Company; (ii) a substantial portion of the Company's cash flow will be required for debt service and, as a result, will not be available for its operations and other purposes; (iii) a substantial decrease in net operating cash flows or an increase in expenses could make it difficult for the Company to meet its debt service requirements or force it to modify its operations or sell assets; (iv) the Company's ability to withstand competitive pressures may be limited; and (v) the Company's level of indebtedness could make it more vulnerable to economic downturns, and reduce its flexibility in responding to changing business and economic conditions. In addition, the Company's borrowings under the Credit Facility are and will continue to be at variable rates of interest, which exposes the Company to the risk of increased interest rates. If the Company is unable to service its indebtedness, it may be forced to pursue one or more alternative strategies, such as selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital. The Company's management does not have experience to date operating a business with a substantial amount of leverage.

    Historically, the Company has funded its capital requirements by debt financings and the sale of Common Stock. Future sales of Common Stock may be subject to limitations on the number of shares the Company can issue without jeopardizing the tax-free treatment for the Distributions. See "--Potential Limitations on Stock Issuances" and "--Potential Liability for Taxes Related to the Distributions." In addition, the Credit Facility and the indenture governing the Senior Subordinated Notes are expected to contain restrictions on the incurrence of additional indebtedness. See "--Risks Arising from Restrictions in Agreements Relating to Indebtedness."

    The ability of the Company to meet its debt service and other obligations (including compliance with financial covenants) will be dependent upon the future performance of the Company and its cash flow from operations, which will be subject to prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. These factors could include general economic conditions, operating difficulties, increased operating costs, product pricing pressures, potential revenue instability arising from cost savings initiatives or other factors, labor relations, the response of competitors or customers to the Company's business strategy or projects and delays in implementation of the Company's business strategy.

LIMITED TRADING MARKET

    The 2003 Notes were issued in May 1996, and there currently is a limited trading market for the 2003 Notes. Quotations for securities that are not widely traded, such as the 2003 Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to contact their brokers to obtain the best available information as to current market prices.

    To the extent that 2003 Notes are tendered and accepted for exchange in the 2003 Note Tender Offer, the trading market for 2003 Notes that remain outstanding may be significantly more limited, which might adversely affect the liquidity of the 2003 Notes. The extent of the public market and the availability of price quotations would depend upon a number of factors, including the number of holders of 2003 Notes remaining at such time. An issue of securities with a smaller outstanding market value available for trading (the "float") may command a lower price than would a comparable issue of securities with a greater float. Therefore, the market price for 2003 Notes that are not tendered for exchange in the 2003 Note Tender Offer may be affected adversely to the extent that the amount of 2003 Notes exchanged pursuant to the 2003 Note Tender Offer reduces the float. The reduced float also may tend to make the trading prices of the 2003 Notes that are not exchanged more volatile.

RISKS ARISING FROM RESTRICTIONS IN AGREEMENTS RELATING TO INDEBTEDNESS

    The Credit Facility and the indenture governing the Senior Subordinated Notes are expected to impose significant operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness and certain types of indebtedness, create liens, engage in transactions with stockholders and affiliates, sell assets, issue capital stock of subsidiaries or engage in mergers or acquisitions. In addition, the Credit Facility is expected to require that the Company maintain certain financial ratios. These restrictions could also limit the ability of the Company to effect future financings, make needed capital expenditures, withstand a future downturn in the Company's business or the economy in general, or otherwise conduct necessary corporate activities.

RISKS RELATED TO CHANGE IN STRATEGIC FOCUS AND BUSINESS AND GROWTH STRATEGIES

    The Company was founded in October 1994 and conducted no operations prior to the acquisition of its founding companies in February 1995. Since that time, the Company has grown primarily through an aggressive acquisition strategy. The Company is now transitioning into a new stage of development, less reliant on acquisitions and more focused on operational efficiencies, organic growth and improved profit margins. The Company's ability to achieve these objectives will depend on a number of factors, including its ability to generate increased revenues and margins in existing businesses, its ability to continue to integrate existing operations and new acquisitions without substantial delays or other problems, and achievement of operating improvements and cost reductions. In particular, the Company's ability to achieve operating improvements will depend on successful implementation of its plans to establish District Fulfillment Centers in the United States. There can be no assurance that these efforts to achieve operating improvements will be successful or will result in anticipated levels of cost savings and efficiencies or growth in revenues and margins. See "Business of U.S. Office Products After the Restructuring--Business Strategies."

CHALLENGES OF BUSINESS INTEGRATION; RISKS RELATED TO ACQUISITIONS

    Historically, the Company has grown substantially through acquisitions. The Company's aggressive acquisition program has produced a significant increase in revenues, employees, facilities and distribution systems. While the Company's decentralized management strategy, together with operating efficiencies resulting from the elimination of duplicative functions and economies of scale, may present opportunities to reduce costs, such strategies may initially require additional expenditures to expand operational and financial systems and corporate management administration. Because of the various costs and possible cost-saving strategies, historical operating results may not be indicative of future performance. There also can be no assurance that the pace of the Company's acquisitions will not adversely affect efforts to implement cost-saving and integration strategies and to manage operations and acquisitions profitably.

Additionally, attempts to achieve economies of scale through cost cutting and lay-offs of existing personnel may, at least in the short term, have an adverse impact upon the Company. Delays in implementing planned integration and consolidation strategies, or the failure of such strategies to achieve anticipated cost savings, also could have a material adverse effect on the Company's results of operations and financial condition. In addition, there can be no assurance that the Company's management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the increasing size and scope of the Company's operations and its continuing acquisition activity.

    The Company intends to pursue selected acquisition opportunities; however, no assurance can be given that the Company will identify, finance and complete additional suitable acquisitions on acceptable terms, or that future acquisitions, if completed, will be successful. Moreover, the amount of capital stock the Company can issue as consideration for future acquisitions without jeopardizing the tax-free treatment of the Distributions will be limited in the near-term. See "--Potential Liability for Taxes Related to the Distributions". The Company will likely incur additional debt to finance any additional acquisitions. In addition, acquired companies may not achieve future revenues and profitability levels that justify the prices that the Company paid to acquire them. Acquisitions also may involve a number of risks that could have a material adverse effect on future operations and financial performance, including diversion of management's attention; unanticipated declines in revenues or profitability following acquisitions; difficulties with the retention, hiring and training of key personnel; risks associated with unanticipated business problems or legal liabilities; and the amortization of acquired intangible assets, such as goodwill.

RISKS RELATING TO INABILITY TO USE POOLING-OF-INTEREST ACCOUNTING TREATMENT FOR
  FUTURE ACQUISITIONS

    As a result of the Equity Self-Tender and the Distributions, the Company will be precluded from completing business combinations under the pooling-of-interests accounting method for a period up to 6-9 months. Any business combinations that the Company completes during this period will have to be accounted for under the purchase method. Under the purchase method of accounting, the Company will have to record goodwill for each such acquisition, in an amount equal to any excess of the purchase price paid for the acquired company over the fair market value of the acquired company's net assets. Under the pooling-of-interests method, no goodwill is recorded in connection with the acquisition of a pooled company, and there is no corresponding expense associated with the amortization of such goodwill.

HIGHLY COMPETITIVE MARKETS

    The Company operates in a highly competitive environment. It generally competes with a large number of smaller, independent companies, many of which are well-established in their markets. In addition, in the United States, the North American Office Products Group of the Company competes with five large office products companies, each of which may have greater financial resources than the Company. Several of the Company's large competitors operate in many of its geographic and product markets, and other competitors may choose to enter its geographic and product markets in the future. In addition, as a result of this competition, the Company may lose customers or have difficulty acquiring new customers. As a result of competitive pressures in the pricing of products, the Company's revenues or margins may decline. The highly leveraged nature of the Company after the Strategic Restructuring Plan and the Financing Transactions could limit the Company's ability to continue to make necessary or desirable investments or capital expenditures, to compete effectively and to respond to market conditions.

    The Company faces significant competition to acquire additional businesses as the office products industry undergoes continuing consolidation. Competition is expected to increase in the domestic and international markets that the Company serves or is planning to enter as consolidation occurs (or accelerates) in those markets. A number of the Company's major competitors are actively pursuing acquisitions on a global basis.

FOREIGN OPERATIONS; EXCHANGE RATE FLUCTUATIONS

    Management intends to continue to focus significant attention and resources on international operations and expects foreign revenues to continue to represent a significant portion of the Company's total revenues. The factors described in this section that apply to the Company's domestic operations generally may also affect the Company's foreign operations. In addition, the Company's foreign operations are subject to a number of other risks, including fluctuations in currency exchange rates; new and different legal and regulatory requirements in local jurisdictions; tariffs and trade barriers; potential difficulties in staffing and managing local operations; credit risk of local customers and distributors; potential difficulties in protecting intellectual property; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; and local economic, political and social conditions, including the possibility of hyper-inflationary conditions, in certain countries. There can be no assurance that one or a combination of these factors will not have a material adverse impact on the Company's ability to maintain or increase its foreign sales or on its business, financial condition or results of operations.

    Over 34% of the Company's consolidated revenues for the nine months ended January 24, 1998 were generated from the Company's international operations and are denominated in currencies other than United States dollars. The Company's results of operations have been and may continue to be impacted by the exchange rate of the international operations' currencies into United States dollars. Devaluation has adversely affected the return on the Company's investment in its New Zealand and Australian operations. If the exchange rates stabilize at current rates or continue to decline, the Company's return on assets and equity from its New Zealand and Australian operations will continue to be depressed. The Company expects that it will incur additional costs with respect to accessing cash flows from international operations, including such items as New Zealand and Australian withholding taxes and other taxes and foreign currency hedging costs. In addition, the Company's results of operations could be further impacted by fluctuations in the New Zealand and Australian exchange rates as a result of the structure of certain financing alternatives currently being evaluated by the Company.

    Substantially all of the Company's indebtedness is denominated in U.S. dollars. As a result, declines relative to the U.S. dollar in the value of the currencies in which the Company's revenues are generated may materially adversely affect the Company's business, financial condition and results of operations and the ability of the Company to meet its obligations under agreements relating to its indebtedness.

RISKS RELATING TO DEPENDENCE OF MAIL BOXES ETC. ON BUSINESS OF UPS AND FRANCHISE
  RELATIONSHIPS

    Various factors may affect the Company's Mail Boxes Etc. ("MBE") business. The Company estimates that a significant percentage of the gross sales of a typical MBE retail center in the United States are attributable to services provided by United Parcel Service ("UPS"). In addition, the Company estimates that the vast majority of general ground shipping from MBE retail centers in the United States is done through UPS. As such, UPS is a key vendor for MBE. If UPS were to raise its prices to MBE or otherwise materially adversely change the terms on which it provides shipping services for MBE Retail Centers or if UPS cannot provide service or provides limited services as it did during a 1997 strike by UPS employees, the revenues of MBE could be materially and adversely affected. MBE conducts its business principally through franchisees or licensees, with the result that MBE has limited control over franchisee operations and is subject to significant government regulation of its legal relationships with franchisees that limits the control that MBE has over its franchisees. MBE also faces growing competition from the United States Postal Service as it establishes postal service centers located in shopping centers and other locations to compete against MBE and other similar retail service centers.

RELIANCE ON KEY PERSONNEL

    The Company's operations will depend on the continued efforts of its senior executive officers, including Thomas Morgan, President and Chief Executive Officer, and the senior management of certain of its subsidiaries. If any of these individuals becomes unable to continue in his or her present role, or if the Company is unable to attract and retain other skilled employees, its business could be adversely affected. The Company intends to obtain key person life insurance covering Thomas Morgan, but does not intend to obtain key person life insurance covering any other members of senior management.

INTANGIBLE ASSETS

    As of January 24, 1998, approximately $917.0 million, or 45.4% of the Company's total assets on a pro forma basis to reflect the Equity Self-Tender, the Distributions, the Equity Investment, the Financing Transactions and purchase acquisitions completed subsequent to January 24, 1998 as if such transactions had occurred on January 24, 1998, represented intangible assets, the substantial majority of which was goodwill. As a result, a substantial portion of the value of the Company's assets may not be available to repay creditors in the event of a bankruptcy or dissolution of the Company.

INCREASE IN OUTSTANDING SHARES AND INABILITY TO DETERMINE CONVERSION PRICE

    To the extent that 2001 Notes are exchanged for Common Stock, the number of shares of Common Stock outstanding will increase. At March 26, 1998, there were approximately 133.2 million shares of Common Stock outstanding. If all 2001 Notes are exchanged, the total shares outstanding will increase by approximately
8.9 million to 142.1 million. If those shares are tendered in the Equity Self-Tender, that in turn will decrease the percentage of all outstanding shares that will be accepted in the Equity Self-Tender. The increase in number of shares outstanding resulting from the exchange will also increase the number of shares of each Spin-Off Company that will be issued in the Distributions, which could result in a reduction in the trading prices of the shares of the Spin-Off Companies as compared to the trading prices that might have been realized if no exchanges had occurred before the Distributions. On the other hand, to the extent 2001 Notes are not exchanged prior to the Equity Self-Tender and the Distributions, then the number of shares into which they can be converted will be increased as a result of the anti-dilution provisions in the Indenture. The number of shares of Common Stock issuable upon conversion of the 2003 Notes outstanding after the 2003 Note Tender will similarly be adjusted. Accordingly, the number of shares represented by convertible notes after completion of the Strategic Restructuring Plan and Financing Transactions cannot be determined at this time and will not be determined prior to the Expiration Date of the 2003 Note Tender.

    Even if the Strategic Restructuring Plan is not completed, the exchange of 2001 Notes pursuant to the 2001 Note Exchange Offer will result in a dilution of earnings per share and a potential adverse impact on the trading price of the Common Stock. This dilution will be greater than would otherwise result if the 2001 Notes were converted at the Existing Conversion Price for the 2001 Notes.

    As a result of the Strategic Restructuring Plan, the number and exercise price of existing stock options held by the Company's employees will be adjusted pursuant to a formula based on the market prices of the Common Stock around the time of the Distributions and cannot be determined at this time. Nevertheless, the Company expects that the adjustment will increase the percentage interests represented by such options. See "The Strategic Restructuring Plan--Adjustment to Employee Stock Options." However, the Company's employees are eligible to tender shares underlying options (both vested and unvested) in the Equity Self-Tender and, to the extent shares underlying tendered options are purchased, the percentage interest represented by options outstanding after the Strategic Restructuring Plan will be less than it otherwise would have been.

IMPACT OF THE STRATEGIC RESTRUCTURING PLAN ON TRADING PRICES OF COMMON STOCK

    There can be no assurance as to the prices at which the Common Stock will trade after the Strategic Restructuring Plan is completed. The plan consists of a number of elements that involve major changes to the assets and capital structure of the Company. Upon completion of these transactions, the trading price of the Common Stock is likely to be substantially lower to reflect the cash distributions that will occur in the Equity Self-Tender and the distribution of assets in the Distributions. The actual adjustment that will be made by the market based on its valuation of the parts of the Strategic Restructuring Plan cannot be predicted. The Company expects that an active market for its Common Stock will continue on the Nasdaq National Market System, but the trading prices may be affected in the short or long run by a number of factors in addition to those that typically affect the trading prices of stocks. These special factors may include: reduced public float, trades by investors seeking to change their relative ownership positions in the stock of the Company and each Spin-Off Company, uncertainty in the marketplace about the impact of the Strategic Restructuring Plan on the Company's future operating results, possible trading strategies by investors seeking to arbitrage disparities in pricing between the Common Stock and the stock of each Spin-Off Company, and increased market volatility resulting from market uncertainty or confusion about the transactions or their impact on the Company.

EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares of Common Stock. Investor will hold shares of Common Stock representing 24.9% of shares outstanding after the issuance of such shares to Investor, and warrants to purchase an equal number of shares (plus additional shares in certain circumstances). The Investment Agreement restricts Investor's ability to sell these shares or warrants, but when these restrictions expire (or if they are waived) Investor may sell these shares or warrants. Additional shares may be issued either in connection with acquisitions by the Company or upon exercise of outstanding options, options that may be issued in the future, and warrants. The sale of shares upon exercise of options or by Investor, or the perception that such sales could occur, may have an adverse effect on the trading price of the Common Stock if a significant number of shares become available over a limited period of time.

ABILITY OF INVESTOR TO INFLUENCE MANAGEMENT

    As part of the Strategic Restructuring Plan, Investor will acquire shares of Common Stock amounting to 24.9% of the outstanding shares of the Common Stock after giving effect to the Equity Self-Tender and to the issuance of such shares. Investor will also purchase various warrants that give it the right to acquire additional shares of Common Stock in the future. Such warrants will include warrants that will give it the right to buy one share of Common Stock of the Company for each share purchased by Investor in the Equity Investment. If no currently outstanding stock options are exercised, exercise of these warrants would give Investor ownership of approximately 39.9% of the Common Stock of the Company after implementation of the Strategic Restructuring Plan (assuming that all of the 2001 Notes are exchanged in the 2001 Note Exchange Offer and all of the 2003 Notes are tendered and accepted for purchase in the 2003 Note Tender). Investor will have, among other things, the right (subject to certain conditions) to nominate three of the nine members of the Company's Board of Directors, including the Chairman of the Board. Investor will retain the right to nominate three members of the Board and to designate the Chairman of the Board until Investor's level of ownership of Common Stock declines by more than one-third. In addition, certain Board decisions will be subject to super-majority voting provisions that, in certain circumstances, may require the concurrence of at least one director nominated by Investor. The super-majority voting provisions require the affirmative vote of three-fourths of the Board for certain decisions such as sale of certain equity securities; any merger, tender offer involving the Company's equity securities or sale, lease or disposition of all or substantially all of the Company's assets or other business combination involving the Company; any dissolution or partial liquidation of the Company; and certain changes to the Company's charter and by-laws. These super-majority Board voting requirements may give Investor the ability to block the approval of certain actions requiring the super-majority vote of the Board. In addition, Investor's significant ownership of the Common Stock may permit Investor to influence significantly matters requiring the approval of the Company's stockholders. See "The Strategic Restructuring Plan---Equity Investment."

POTENTIAL LIABILITY FOR CERTAIN LIABILITIES OF THE SPIN-OFF COMPANIES

    As part of the Strategic Restructuring Plan, the Spin-Off Companies are expected to indemnify the Company for certain liabilities that the Company could incur relating to the Distributions, the operations of the Spin-Off Companies and other matters. There can be no assurance that the Spin-Off Companies will be able to satisfy any such indemnities, and the Company may therefore incur such liabilities even if they arose out of the activities of the Spin-Off Companies. The Company could be adversely affected if in the future the Spin-Off Companies are unable to satisfy these obligations. See "The Strategic Restructuring Plan--Spin-Off Distributions--Distribution Agreement." In addition, the Company has agreed to indemnify Investor and its affiliates against losses resulting from any of the Spin-Off Companies failing to satisfy their indemnity obligations to the Company. In addition, the Company has agreed to indemnify Investor and its affiliates against losses resulting from any of the Spin-Off Companies failing to satisfy their indemnity obligations, to the Company.

POTENTIAL LIABILITY FOR TAXES RELATED TO THE DISTRIBUTIONS

    Wilmer, Cutler & Pickering expects to deliver an opinion (the "Spin-Off Opinion") at the time of the Distributions stating that for U.S. federal income tax purposes, the Distributions will qualify as tax-free spin-offs under Section 355 of the Code, and will not be taxable under Section 355(e). The Company will not complete the Distributions unless it receives the Spin-Off Opinion. The Spin-Off Opinion will be based on the accuracy as of the time of the Distributions of factual representations made by the Company, the Spin-Off Companies and Investor, and certain other information, data, documentation and other materials that Wilmer, Cutler & Pickering has deemed necessary. See "The Strategic Restructuring Plan--U.S. Federal Income Tax Consequences of the Distributions."

    The Spin-Off Opinion will represent Wilmer, Cutler & Pickering's best judgment of how a court would rule. However, the Spin-Off Opinion is not binding upon either the IRS or any court. A ruling has not been, and will not be, sought from the IRS with respect to the U.S. federal income tax consequences of the Distributions. Accordingly, the IRS and/or a court could reach a conclusion that differs from the conclusions in the Spin-Off Opinion.

    If a Distribution fails to qualify as a tax-free spin-off under Section 355 of the Code, the Company will recognize gain equal to the difference between the fair market value of the Spin-Off Company's common stock on the Distribution Date and the Company's adjusted tax basis in the Spin-Off Company's common stock on the Distribution Date. In addition, each stockholder of the Company will be treated as having received a taxable corporate distribution in an amount equal to the fair market value (on the Distribution Date) of the Spin-Off Company's common stock distributed to such stockholder. If the Company were to recognize gain on one or more Distributions, such gain would likely be substantial.

    If a Distribution is taxable under Section 355(e), but otherwise satisfies the requirements for a tax-free spin-off, the Company will recognize gain equal to the difference between the fair market value of the Spin-Off Company's common stock on the Distribution Date and the Company's adjusted tax basis in the Spin-Off Company common stock on the Distribution Date. However, no gain or loss will be recognized by holders of Common Stock (except with respect to cash received in lieu of fractional shares). If the Company were to recognize gain on one or more Distributions, such gain would likely be substantial.

POTENTIAL LIMITATIONS ON STOCK ISSUANCES

    Certain limitations under Section 355 of the Code may restrict U.S. Office Products' ability to issue capital stock after the Distributions. As described above under "The Strategic Restructuring Plan -- U.S. Federal Income Tax Consequences of the Distributions," these limitations will generally prevent U.S. Office Products from issuing capital stock to the extent the issuance is part of a plan or series of related transactions that includes one or more of the Distributions and pursuant to which one or more persons acquire capital stock of U.S. Office Products that represents 50% or more of the voting power or 50% or more of the value of U.S. Office Products' capital stock. These limitations may restrict U.S. Office Products' ability to undertake transactions involving issuances of capital stock of U.S. Office Products that management otherwise believes would be beneficial.

YEAR 2000 COMPLIANCE

    The Company is currently reviewing the year 2000 compliance of software that it uses in its business. The Company's Trinity System, which it is currently installing throughout its North American Office Products Group operations as the core operations system, is year 2000 compliant. However, the Company's operating subsidiaries are, in some cases, using billing or other software that is not year 2000 compliant. Based upon information that the Company has collected from its operating subsidiaries, it expects to be able to achieve year 2000 compliance in 1999 and does not expect that the cost of making necessary adaptations will be material to the Company. If the Company cannot make the necessary adaptations on a timely basis, or if the costs are greater than expected, the Company's business could be adversely affected.

          THE BUSINESS OF U.S. OFFICE PRODUCTS AFTER THE RESTRUCTURING

    After the Distributions, U.S. Office Products will continue to conduct its office supply, office furniture, and office coffee, beverage and vending services businesses (which will operate as the North American Office Products Group), its MBE business, and its New Zealand and Australia operations. U.S. Office Products also will continue to own its 49% interest in Dudley Stationery Limited (a U.K. contract stationer). The Spin-Off Companies will operate U.S. Office Products' educational supplies, corporate travel services, print management, and technology solutions businesses.

    The businesses that U.S. Office Products will operate after it completes the Strategic Restructuring Plan are described below.

COMPANY OVERVIEW

    U.S. Office Products is one of the world's leading suppliers of a broad range of office products and business services to corporate customers. Through its North American Office Products Group ("NAOPG"), U.S. Office Products provides office supplies, office furniture and office coffee, beverage and vending services primarily to middle market companies (25 to 500 employees). Based on current sales, NAOPG is one of the largest contract stationers in the United States. Outside North America, U.S. Office Products' Blue Star Group Limited ("Blue Star") is a leading supplier of office products and services in New Zealand and Australia, and U.S. Office Products owns a 49% interest in Dudley Stationery Limited ("Dudley"), the second largest contract stationer in the United Kingdom. With its November 1997 acquisition of MBE, U.S. Office Products has expanded into the high growth small office and home office ("SOHO") market. MBE is the world's largest franchisor of local postal, packaging, business and communications service centers with approximately 3,600 outlets worldwide.

    Since its founding in October 1994, U.S. Office Products has grown primarily through an aggressive acquisition program, which has included the purchase of more than 230 businesses in the United States and internationally. U.S. Office Products has focused on acquiring successful, established companies with experienced management and sales presence in specific geographic, product or service markets. It adheres to a rigorous due diligence and financial review process in acquiring target companies.

    U.S. Office Products is now transitioning into a new stage of development, less reliant on acquisitions and more focused on operational efficiencies, organic growth and improved profit margins. To execute this new strategy U.S. Office Products is implementing new product, sales and marketing programs to leverage its extensive sales force and existing distribution channels. U.S. Office Products continues to pursue strategic alliances with well-known companies to enable U.S. Office Products to increase sales by offering a broader selection of services and products, such as its arrangement to distribute Starbucks-Registered Trademark- coffee in the North American office market. In addition, U.S. Office Products is centralizing a number of common business functions, such as purchasing, distribution, inventory management and information systems. Furthermore, U.S. Office Products is systematically consolidating the operations of businesses located within the same geographic areas into large, centrally-located regional warehouses known as district fulfillment centers ("DFCs"). Through DFCs, U.S. Office Products believes it can achieve greater regional efficiencies and economies of scale in purchasing, distribution and asset utilization. At the same time, U.S. Office Products continues to encourage entrepreneurial innovation and management of customer relationships at the local level. U.S. Office Products believes that its organizational structure combines the best elements of both centralized and decentralized management for its business.

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MARKET OVERVIEW

UNITED STATES

    The office products and business services market in the United States includes office supplies, office furniture, and office coffee, beverage and vending services. Business customers can be generally divided into three segments: (i) large corporate (more than 500 employees), (ii) middle market (25 to 500 employees) and (iii) SOHO (fewer than 25 employees). Set forth below is an overview of the major business products supplied by U.S. Office Products and the customer segments for which it competes.

    OFFICE SUPPLIES. According to independent research reports, the office supplies market in the United States generates over $60.0 billion in annual sales. Office supplies include a broad array of products including desktop accessories, writing instruments, paper products, computer consumables and business machines. Historically, office supplies have been sold through three distribution channels: (i) traditional retailers (which now include discount superstores); (ii) mail order (or direct mail) marketers; and (iii) direct-to-business suppliers ("contract stationers" such as U.S. Office Products' NAOPG). Independent estimates indicate that retailers generate approximately $30.0 billion in annual revenues, and contract stationers generate approximately $30.0 billion in annual revenues.

    In recent years, as industry participants have sought to take advantage of economies of scale, the retail and contract stationer distribution channels have undergone significant consolidation with several large companies emerging in each channel. Additionally, while most office supply businesses traditionally operated in just one of the three distribution channels, more recently U.S. Office Products and many of its large competitors have sought to enter more than one of these channels as a way of expanding their revenues and customer bases. Despite recent consolidation and "cross channel" activity, the office supplies market remains highly fragmented, with more than 4,300 independent suppliers representing approximately 50% of the U.S. market. With pro forma revenues of $1.1 billion in office supplies for the twelve-month period ended January 24, 1998, U.S. Office Products has approximately 3.7% of the approximately $30.0 billion U.S. contract stationer market.

    OFFICE FURNITURE. The U.S. office furniture market generates approximately $12.0 billion in annual revenues and can be divided into three segments: catalog, middle market and contract furniture. Catalog furniture items include such office commodities as low-priced chairs, file cabinets and computer stands. Such furniture is sold by direct marketers, retailers and contract stationers through catalog mailings. Middle-market furniture is of higher quality and functionality than commodity furniture items and is available through retailers and contract stationers. Contract furniture is high quality, includes customized office configurations, often involves a service component and is usually purchased on a project basis when offices are opened or remodeled. Contract furniture is typically sold through dealers affiliated with furniture manufacturers. U.S. Office Products believes that thousands of companies sell office furniture to the corporate market. With pro forma revenues of approximately $570.0 million in office furniture for the twelve month period ended January 24, 1998, U.S. Office Products has approximately a 4.0% share of the U.S. market.

    OFFICE COFFEE, BEVERAGE AND VENDING SERVICES. U.S. Office Products believes that the office coffee services industry in the United States generates approximately $3.0 billion in annual sales and is highly fragmented. U.S. Office Products had pro forma revenues in this segment for the twelve-month period ended January 24, 1998 of approximately $110.0 million (including approximately $30.0 million in vending services revenues), giving it approximately a 3.7% share of this market.

    BUSINESS RELATED SERVICES. Superstores and a variety of specialty companies provide business-related services such as copying, graphic arts, printing, packaging, delivery, fax and computer services. The business services market, targeted mainly at middle market and SOHO customers, is highly fragmented and includes many medium- to small-sized independent outlets.

    BUSINESS CUSTOMERS. Customers for office supplies, office furniture and office coffee can be divided into three segments: middle market corporate, large corporate and SOHO.

    The middle market corporate segment has been the primary focus of NAOPG's sales efforts because U.S. Office Products believes that it offers greater growth potential and higher margins than the large corporate segment. U.S. Office Products believes that, as compared to large corporate customers, middle market companies place a relatively higher value on the quality of service, including order fill rates and dependable delivery.

    Historically, contract stationers have been the primary providers of office supplies to middle market customers, with mail order marketers and traditional retail dealers playing secondary roles. Superstore chains and mail order marketers have attempted to gain market share in this segment by providing delivery services and allowing credit card purchases. However, U.S. Office Products believes that superstores and mail order marketers have achieved only limited penetration because they do not provide the level of service often requested by customers in this segment.

    Businesses in the large corporate segment often negotiate contract pricing on many of the office products they routinely purchase, and U.S. Office Products believes that this segment places a relatively higher value on low product pricing. As a result, the large corporate segment tends to generate lower gross profit margins for suppliers. The large corporate segment has historically been served by contract stationers, and U.S. Office Products believes that this segment is currently the primary focus of several of its largest competitors.

    The SOHO segment consists of home offices, telecommuters and small businesses. The SOHO market has grown from 25 million people in 1993 to approximately 47 million people in 1997. According to the U.S. Bureau of Labor Statistics, the SOHO market for office supplies and related business services is currently a $54.0 billion market, and is expected to continue to grow. In addition to office supplies, SOHO customers purchase a variety of business services such as printing, packaging, fax and computer services. This market is highly fragmented with products and services offered by superstores, mail order marketers, medium to small independent outlets, and specialty service providers such as copy centers and quick print centers. MBE specifically targets this high growth customer segment.

INTERNATIONAL

    U.S. Office Products has operations in New Zealand and Australia and a 49% ownership interest in Dudley in the United Kingdom. The business products market is more consolidated in New Zealand and Australia than in the United States. Additionally, given the relatively small size of these economies, suppliers of business products often offer a broader range of complementary products and services than in the United States. Blue Star is the largest office products supplier in New Zealand and the second largest in Australia. With pro forma revenues of approximately $1.0 billion for the twelve-month period ended January 24, 1998, Blue Star has a significant share of the office products market in New Zealand and Australia. In the United Kingdom, contract stationers offer a similar product offering to that of their counterparts in the United States. Office products superstores in the United Kingdom have a relatively smaller share of the office products market than do office products superstores in the United States. As a result of several recent acquisitions, Dudley currently has annualized revenues of over $200.0 million, and U.S. Office Products believes that Dudley is the second largest contract stationer in the United Kingdom.

BUSINESS STRATEGIES

    U.S. Office Products' goal is to be the leading provider of office products and business services in the United States and select international markets with an emphasis on serving middle market businesses and expanding its role in serving the high-growth SOHO market. Key elements of U.S. Office Products' strategies in pursuit of this goal include the following:

    IMPROVE PROFIT MARGINS AND ASSET UTILIZATION. To achieve greater operating efficiencies, profit margins and asset utilization, U.S. Office Products intends to:

    - Consolidate and eliminate redundant facilities, operating systems and business functions by developing DFCs to service defined geographic territories; rationalize overlapping operations; and combine general and administrative corporate functions.

    - Develop and implement strategic pricing plans and improve inventory selection and turnover, control and distribution systems to reduce handling, storage and overhead costs.

    - Integrate operating, distribution and information systems among business entities through continued implementation of U.S. Office Products' proprietary Trinity 2.0 software and other information technology improvements.

    - Continue to seek additional volume discounts and rebates from third-party vendors through increased sales.

    - Dispose of or sublease surplus real estate and fixed assets.

    FOCUS ON ORGANIC GROWTH. U.S. Office Products intends to pursue aggressively the following initiatives to increase sales through organic growth:

    - Expand U.S. Office Products' product lines and services in certain markets through broadened catalog offerings and development of "greenfield" (start-up) operations.

    - Develop customized catalogs, target product offerings and expand catalog distribution to promote overall revenue growth and the sale of higher margin products.

    - Pursue cross-selling opportunities both within and across business groups through customer referrals and marketing programs.

    - Promote wide-spread use of U.S. Office Products' trade name, both exclusively and in conjunction with its subsidiaries' local and regional trade names, to realize the full benefits of a national identity and reputation.

    - Pursue additional strategic alliances with third-party vendors as a way of enhancing U.S. Office Products' product offerings and fostering additional cross-selling opportunities.

    PURSUE TARGETED ACQUISITIONS AND EXPAND MBE NETWORK. U.S. Office Products will continue to:

    - Grow NAOPG by selectively acquiring additional businesses, focusing primarily on smaller companies that provide competitive benefits.

    - Evaluate and pursue select international acquisition opportunities to increase its international presence.

    - Grant additional MBE master licenses in foreign countries and expand the MBE network in the United States.

NORTH AMERICAN OFFICE PRODUCTS GROUP

    NAOPG is a leading supplier of office supplies, office furniture, and office coffee, beverage and vending services to corporate customers in the United States. NAOPG's pro forma revenues for the twelve-month period ended January 24, 1998 were approximately $1.7 billion, accounting for the largest portion of U.S. Office Products' revenues among its business groups. NAOPG has focused primarily on middle market businesses which it believes tend to place relatively greater value on the quality of service than large corporate businesses.

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
    In late 1997, NAOPG was reorganized into 29 districts divided among four geographic regions. A district president oversees each district and reports to a regional vice president who manages each region. NAOPG has continued to centralize common business functions and has accelerated its efforts to implement a hybrid organizational structure that uses centralized and decentralized management. Management believes that this structure allows U.S. Office Products to achieve certain economies of scale associated with a large organization while maintaining the kind of flexible and responsive level of service to its customers that is characteristic of a smaller organization. Through U.S. Office Products' centralized management (located at corporate headquarters, larger operating subsidiaries or within the DFCs), U.S. Office Products can leverage its size and scale in the areas of purchasing, inventory management and distribution, accounting, human resources and management information systems. Customer-oriented functions, including sales, marketing, customer service, credit and collections, are decentralized and managed locally.

PRODUCTS AND SERVICES

    NAOPG offers the following categories of products:

    OFFICE SUPPLIES. In the contract stationery market, NAOPG offers over 33,000 different items such as desktop accessories, writing instruments, paper products, computer consumables and business machines. U.S. Office Products believes that it offers a broader assortment of office supplies than any of its contract stationer competitors. NAOPG also operates approximately 30 retail outlets, primarily in Northern California under the McWhorter's name, that sell office supplies, gifts and related products, primarily to consumers and to the SOHO market.

    U.S. Office Products generally provides next-day delivery of ordered items and, on request, same-day delivery. This "just in time" service enables customers to reduce overhead cost by reducing inventory and associated personnel and space requirements. U.S. Office Products obtains office products from many sources, including manufacturers and wholesalers, and maintains and warehouses certain frequently ordered items.

    OFFICE FURNITURE. NAOPG sells catalog, middle-market, contract and remanufactured furniture and provides other related furniture services. Both contract stationer businesses and specialized dealers principally serve the office furniture market. NAOPG focuses on products and services that traditionally have higher profit margins, such as middle-market furniture, refurbished and remanufactured furniture, moving and storage services, furniture installation services, furniture rentals and asset management. In 1997, NAOPG initiated an office furniture rental program which offers customers a limited catalog selection of lower to medium-priced furniture for rental. This program is currently being implemented in test markets and is expected to be expanded nationwide within approximately 12 months.

    OFFICE COFFEE, BEVERAGE AND VENDING SERVICES. NAOPG provides and installs coffee brewing equipment in a customer's office at no charge but requires customers to purchase, on an ongoing basis, a minimum volume of coffee and related items. NAOPG generally also offers a wide assortment of both coffee and related products, including creamers, sugar, stirrers, teas, sodas, juices and bottled waters, as well as snack items and all other items that are likely to be found in an employee "breakroom" or lunch room, including plastic flatware, napkins, paper cups, straws and similar items. NAOPG also installs, stocks and maintains a variety of food and beverage vending machines for business customers.

    In September 1996, U.S. Office Products signed an agreement with Starbucks to act as a major distributor of Starbucks-Registered Trademark- coffee in the North American office coffee and beverage services market for five years subject to, among other things, satisfaction of certain minimum purchase requirements. U.S. Office Products has developed promotional materials (including materials for its office products catalogs), and its employees have received training from Starbucks in connection with this strategic alliance. U.S. Office Products believes that this strategic alliance strengthens its position in the office coffee and beverage services market and will enhance its ability to cross-sell products and services to its clients.

SALES AND MARKETING

    NAOPG sells primarily through direct contact with customers through its approximately 2,200 sales representatives. U.S. Office Products generally establishes and maintains its relationships with customers by assigning a sales representative to each customer. Many of U.S. Office Products' representatives conduct targeted, business segment-specific marketing in their respective sales areas. U.S. Office Products intends to leverage the skills and relationships of its sales representatives by encouraging them to cross-sell multiple product lines to customers.

    U.S. Office Products' catalog is a primary marketing tool used by U.S. Office Products' sales representatives. U.S. Office Products distributed over
1.4 million catalogs in fiscal 1997. Sales materials, including certain catalogs, are tailored to address customer and market requirements and to take advantage of pricing and marketing programs intended to maximize gross margins by product type. U.S. Office Products does not conduct significant mass-market advertising.

    Customer orders are received by U.S. Office Products' sales personnel primarily by telephone or facsimile. In addition, U.S. Office Products uses an electronic data interchange ("EDI") system between U.S. Office Products and certain of its customers. U.S. Office Products has recently developed OFIS NET, which includes data order capabilities through its web site on the Internet. Using such systems, customers are able to place orders directly into U.S. Office Products' computer systems, manage their own inventory and generate customized usage reports and invoices. Orders to be filled are routed electronically to either U.S. Office Products' local warehouse or, if the ordered item is not stocked by U.S. Office Products at its local warehouse, to a wholesaler.

OPERATING AND GROWTH STRATEGIES

    NAOPG's operating and growth strategies include: (i) integrating and consolidating business operations through establishment of DFCs; (ii) installing operating and technology systems designed to improve its operations; (iii) implementing cross-selling programs to leverage its 2,200 person national sales force, (iv) continuing to pursue targeted acquisitions; and (v) developing "greenfield" (or start-up) operations.

    DFCS. DFCs are large centralized warehouses conducting operations that service entire geographic territories previously served by multiple smaller business operations. U.S. Office Products believes that the establishment of DFCs will improve profit margins and asset utilization. U.S. Office Products' first DFC, opened in Orlando, Florida in late 1997, supports ten NAOPG operating companies. Within the next 12 months, U.S. Office Products plans to open and/or reconfigure at least six new DFCs to support multiple operating units. Ultimately, U.S. Office Products expects to establish approximately 24 DFCs. DFCs will enhance U.S. Office Products' ongoing efforts to rationalize redundant facilities and functions, thereby improving profit margins. Additionally, through proprietary information systems which are being introduced throughout its operations, U.S. Office Products will be able to identify high-turnover items and optimize inventory management on a regional basis at DFCs. By using DFCs and relying on wholesalers to stock and supply slower moving items, U.S. Office Products believes it can continue to offer the broadest merchandise assortment in the industry while also reducing inventories of low turnover products and increasing profit margins on high turnover products.

    TECHNOLOGY. The Systems House, Inc. subsidiary of U.S. Office Products has developed proprietary operating and technology systems including computerized inventory management and order processing systems, computerized quotation and job costing systems and computerized logistics and distribution systems. U.S. Office Products is currently installing Trinity 2.0, an operating system developed by The Systems House, Inc., and management expects that by the end of fiscal 1999, more than half of the 29 NAOPG districts will be connected to this common operating system. NAOPG is also incorporating industry-standard technology platforms, including frame relay networks, bar coding and radio frequency technologies, at its existing and planned DFCs. Trinity 2.0 and other technologies will allow U.S. Office Products to process orders and track inventory and order fulfillment on a real-time basis, forecast demand by specific inventory item or stock keeping unit and generate customized usage and billing reports for its customers. Management believes that implementation of these systems throughout U.S. Office Products' operations will significantly increase the speed and accuracy of order processing and fulfillment, thereby improving customer satisfaction, while also increasing inventory turns.

    CROSS-SELLING. U.S. Office Products expects that its "cross-selling" program will generate internal growth by increasing sales to existing NAOPG customers. "Cross-selling" is the practice of having different businesses sell their products and services to each other's customers. For example, office supply companies within NAOPG encourage their customers to buy office furniture and office coffee, beverage, and vending services from other NAOPG companies and vice-versa. Within NAOPG, management is implementing programs to encourage customers to buy a full range of products and services from NAOPG companies. NAOPG programs include customer referrals, joint marketing efforts, and other efforts designed to demonstrate to customers the advantages of purchasing multiple lines of products and services from NAOPG companies. At the end of 1997, U.S. Office Products introduced an expanded catalog that promotes cross-selling and is part of an overall marketing strategy to offer customers a broader selection of products. NAOPG's cross-selling efforts also include providing sales representatives with training and selling tools to help them introduce customers to the broad line of products that is available through U.S. Office Products.

    ACQUISITIONS. U.S. Office Products has historically grown through acquisitions. Management believes that the vast majority of companies now available to be acquired are relatively small, with annual revenues of $20.0 million or less. While U.S. Office Products intends to continue to expand NAOPG by acquiring additional businesses, in the United States it expects to target primarily smaller companies that are profitable and desirable because of their geographic location, their customer base, or their management or sales personnel. Substantially all of NAOPG's operations are in the United States with the exception of three vending operations in Canada. Although U.S. Office Products does not expect to acquire significant additional businesses in Canada in the near future, it will evaluate other opportunities for expansion in other parts of North America, such as Mexico.

    GREENFIELD OPERATIONS. U.S. Office Products also expects to continue to develop "greenfield" operations where management believes an attractive acquisition target does not exist to enter a strategic geographic market or where management believes it can expand sales in an existing market by adding a new line of business (such as opening a coffee and beverage operation in a market where U.S. Office Products already has a successful office supply company). Management believes that this second approach is consistent with, and will be supported by, U.S. Office Products' cross-selling efforts. U.S. Office Products expects to continue to focus its greenfield efforts in the office coffee and beverage operations and the new furniture rental program. As of January 24, 1998, U.S. Office Products had opened approximately 20 office coffee and beverage greenfield operations serving approximately 25 markets in the United States and Canada.

OPERATIONS OUTSIDE OF NORTH AMERICA

    U.S. Office Products' operations outside of North America accounted for approximately 35% of its pro forma revenues in the 12 months ended January 24, 1998. U.S. Office Products sells office products and business services and certain other products and services in New Zealand and Australia through Blue Star and its subsidiaries. U.S. Office Products acquired 51% of Blue Star in February 1996 and the remaining 49% in June 1996. Since its acquisition by U.S. Office Products, Blue Star has completed 37 acquisitions to become the largest office products company in New Zealand and the second largest in Australia. In addition to Blue Star, U.S. Office Products acquired its interest in Dudley in November 1996.

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
PRODUCTS AND SERVICES--BLUE STAR

    OFFICE SUPPLIES AND FURNITURE. Blue Star sells office supplies, office furniture, stationery, packaging supplies and similar products to corporate, commercial and SOHO customers in New Zealand and Australia. In addition to its corporate contract stationery business, Blue Star operates more than 250 retail book and stationery stores throughout New Zealand and Australia (approximately 90 of which are franchises). These stores operate primarily under the Whitcoulls and Angus & Robertson brand names.

    BUSINESS MACHINES AND PERSONAL COMPUTERS. Blue Star's Business Solutions Group offers a range of office automation products, such as personal computers and servers, telephone systems, fax machines and photocopiers, as well as office-related services such as systems integration, project management and consulting. U.S. Office Products believes that Blue Star is one of New Zealand's leading direct sellers of personal computers, with Blue Star's consumer market accounting for the largest portion of sales. Blue Star expects to rationalize its product offerings in this part of its business and to focus on services and solutions-based products that respond to customers' particular needs.

    COMMERCIAL PRINTING. Blue Star's Print Group has a large commercial print company in New Zealand. It offers a range of printed products and related services, including commercial sheet-fed and offset printing, label manufacturing, and digital and reprographic printing. The group also provides specialized products and services for certain large customers, such as printing all of New Zealand's telephone directories and handling the pre-press printing and distribution of bills, acts and other legislative materials for the New Zealand Parliament.

PRODUCTS AND SERVICES--DUDLEY

    OFFICE SUPPLIES. Dudley sells office products and related business services throughout the United Kingdom. With annualized revenues of over $200.0 million, Dudley is the second largest contract stationer in the United Kingdom. Dudley serves as stationer to Her Majesty the Queen and the Prince of Wales.

SALES AND MARKETING

    Blue Star currently employs approximately 2,100 sales representatives in New Zealand and Australia. Blue Star promotes sales primarily through direct marketing by its sales representatives. Blue Star is actively pursuing cross-selling initiatives to increase product sales across business groups.

OPERATING AND GROWTH STRATEGIES

    Blue Star intends to leverage its sales force to cross-sell products to its corporate and consumer customer base. To service its large corporate customers, Blue Star is establishing a unit to fulfill the single-point procurement requirements of such customers. Blue Star also will evaluate business opportunities with governments and additional large corporate accounts. Blue Star also expects to expand its retail store business through a variety of strategies, including opening new stores in selected locations, re-branding certain businesses, refurbishing certain outlets, expanding product offerings, and introducing coffee shops in selected store locations. Blue Star management expects that in the near term it will focus primarily on integrating the operations of several recent acquisitions, expanding product offerings, and developing joint marketing plans across business units.

    U.S. Office Products expects to continue to make strategic acquisitions in New Zealand and Australia and to evaluate opportunities to enter other foreign markets. Dudley is continuing to expand through acquisitions in the United Kingdom, using the funds invested by U.S. Office Products.

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
MAIL BOXES ETC.

    MBE is the world's largest franchisor of local postal, packaging, business and communication retail service centers ("MBE Centers"). With approximately 3,600 MBE Centers in 55 countries, MBE's network is approximately ten times larger than the network of its next largest competitor. MBE's primary sources of revenues are (i) royalty and marketing fees paid by existing franchisees, (ii) fees paid by buyers of new franchises, and (iii) sales of supplies and equipment to MBE Centers.

    There are approximately 3,000 MBE Centers operating throughout the United States and approximately 600 MBE Centers serving customers outside the United States. MBE has granted master licenses in more than 55 countries abroad which allow the licensee to control the development of MBE franchises in designated territories in those countries. MBE's global network of MBE Centers sold a total of approximately $1.3 billion of products and services during fiscal 1997, a substantial amount of which was generated by SOHO customers. While MBE's revenues include only a small percentage of this amount (in the form of royalty and marketing fees paid to MBE on the sale of products and services), U.S. Office Products believes that the volume of business which MBE transacts and its extensive distribution network make it a an important supplier to the SOHO market.

FRANCHISE ARRANGEMENTS

    MBE offers both individual franchises and area franchises in the United States and master licenses in foreign countries. U.S. area franchisees are granted the exclusive right to sell individual MBE franchises in their respective areas and also provide start-up assistance and continuing support for such individual franchisees. Master licenses in foreign countries provide the licensee with the exclusive right to develop and operate MBE Centers in designated territories in those countries and the right to sell individual MBE franchises to others. MBE provides its franchisees and licensees valuable services including, among other things, instruction at MBE University, operational guidance, assistance in site selection, marketing, and advertising programs.

PRODUCTS AND SERVICES

    A typical MBE Center offers mail and parcel receiving, packaging, and shipping services through a number of carriers and provides small businesses with a wide range of products and services. These products and services generally include telephone message service, word processing, copying and printing, office supplies and communication services. Communications services typically include fax, voice mail, pagers, and wire transfers of funds. In addition, MBE Centers usually offer convenience items such as stamps, packaging supplies, stationery supplies, notary, passport photos, and money orders. Large corporations that need a national distribution system use MBE as communication centers for their field-based employees.

SALES AND MARKETING

    MBE conducts national advertising campaigns that are designed to market the MBE brand, including televised ad campaigns during three consecutive Super Bowls (1996-1998). MBE's marketing strategies are based upon extensive market research and include campaigns directed at both the consumer and business-to-business markets. MBE is also developing programs to encourage existing MBE franchisees to acquire additional MBE franchises. U.S. Office Products is also developing a program to offer MBE Center customers the convenience of on-site ordering of office supplies from NAOPG catalogs.

OPERATING AND GROWTH STRATEGIES

    MBE's operating and growth strategies include: (i) broadening its product and services offerings; (ii) growing organically through additional strategically-located express service centers and improved

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
technology systems to better serve customers; and (iii) increasing its franchise base both domestically and internationally.

    PRODUCTS AND SERVICES MBE is pursuing several new programs to increase same-store sales in MBE Centers. First, MBE is developing with NAOPG a special office products catalog for use in MBE Centers and by MBE customers. Customers will be able to use the catalog to order office products for delivery to their local MBE Center, to their offices, or to their homes. Second, MBE is developing a series of new products related to computer and Internet technology. MBE expects that these products will have applications both within MBE Centers and in customers' homes and offices and that they can be developed without material expense. Third, MBE is pursuing a program that will allow franchise owners to purchase office supplies, copy paper and other consumables more efficiently. Management believes this program will allow MBE franchisees to offer their customers a broader range of competitively priced office products. Fourth, MBE has entered into strategic alliances with UPS, Spiegel, Microsoft and Bank/One to offer MBE Center customers a broader range of products and services. MBE receives fees directly from strategic partners or from franchisees (in the form of a royalty on sales of products and services offered as a result of the strategic alliances).

    EXPRESS SERVICE CENTERS MBE has recently introduced MBE Business Express-TM- sites, which are 24-hour self-serve, credit card-activated business centers designed to serve customers in hotels and hospitality centers, airports, convention centers, military retail outlets, and academic settings. The MBE Business Express sites include computer (including Internet access), copying, printing, and facsimile services. The sites also will allow users to connect with MBE Centers via direct-dial telephone to order or arrange for additional services such as package receipt or delivery or document reproduction.

    FRANCHISE BASE The global network of MBE Centers has grown dramatically, with the number of MBE Centers in the United States increasing by 250 to 300 each year since 1991. MBE has implemented several new programs to market its franchises. These programs include the Conversion Store Program, which targets potential independent operators in the industry to convert to a MBE franchise; the Host Store concept, which locates MBE Centers within another retail environment; the Corporate Tour Program, in which potential franchise owners are invited to attend a tour of MBE's headquarters in San Diego and receive formal presentations by key departments; and a multiple center ownership program which is designed to encourage existing successful MBE franchisees to purchase additional centers.

    INTERNATIONAL EXPANSION MBE plans to continue to expand the number of master licensees outside of the United States, and to continue to explore opportunities for new relationships in other countries. MBE expects that international growth will account for an increasingly significant proportion of the total growth of MBE Centers. Approximately 600 MBE Centers are currently open outside the United States, with another 40 MBE Centers under contract as new foreign outlets.

COMPETITION

    NAOPG

    NAOPG operates in a highly competitive market. U.S. Office Products estimates that its NAOPG contract stationery operations have attained approximately a 3.7% share of the $30.0 billion of annual sales of all contract stationers in the United States. U.S. Office Products believes that it has five major competitors and that the combined market share of all five of these competitors is less than 35%. U.S. Office Products' five major competitors include: Boise Cascade Office Products Corporation; Corporate Express, Inc.; Office Depot; BT Office Products International, Inc.; and Staples, Inc. Two of these five competitors are divisions of discount superstore chains and two others are primarily owned by large manufacturers of office products. As the office products industry has undergone rapid consolidation, many smaller office supply companies have been acquired by larger companies or have closed. Nevertheless, the market remains highly fragmented, with more than 4,300 independent suppliers representing approximately 50% of the U.S. market.

    In the contract stationery market, as well as the other markets that it serves or may in the future seek to serve, U.S. Office Products believes that customers not only are concerned with the overall reduction of their office products costs, but also place an emphasis on dependability, superior levels of service and flexible delivery capabilities. U.S. Office Products believes that it competes favorably with its five largest competitors in the contract stationery market on the basis of service and price. However, some of these companies have greater financial resources than U.S. Office Products.

    INTERNATIONAL

    The markets in which Blue Star operates are extremely competitive. In New Zealand, U.S. Office Products believes that its three main competitors are Corporate Express, Warehouse and Office Products Depots, which together with Blue Star serve the vast majority of the market. Independent operators and retail bookstore chains are the primary outlets serving the remaining market.

    In Australia, Corporate Express, Boise Cascade and Viking Office Products, Inc. are Blue Star's major competitors. However, the market remains highly fragmented with a large number of independent operators.

    MAIL BOXES ETC.

    The market for ancillary services and products served by MBE, including office supplies, telecopy and copying services, is highly fragmented with products and services being provided by national chains, medium to small independent outlets, and specialty service providers such as copy centers, quick print centers and office supply companies. In the United States, the U.S. Postal Service is the primary competitor in the SOHO market for mailing and packaging, particularly its postal service centers located in shopping centers and other locations. A growing segment of other domestic business is also being captured by discount outlets such as Staples and Office Depot. In addition, approximately 10,000 other independent or franchised postal and business service centers are operating in the United States and compete with MBE.

EMPLOYEES

    Upon completion of the Strategic Restructuring Plan, U.S. Office Products will have more than 15,000 full-time employees, a small number of which are members of labor unions. In general, U.S. Office Products considers its relations with its employees to be satisfactory.

PROPERTIES

    Upon completion of the Strategic Restructuring Plan, U.S. Office Products will operate 801 facilities in various states and in New Zealand, Australia and Canada, including one facility located in Washington, D.C. for its corporate headquarters. Of these facilities, 753 are leased and 48 are owned. The facilities are used for retail, warehouse and office purposes, or a combination of these functions. The aggregate square footage for all facilities is approximately 9.4 million square feet, consisting of approximately 2.1 million square feet for retail use, approximately 5.5 million square feet for warehouse use and approximately 1.8 million square feet for office use.

    The terms on U.S. Office Products' leases are from one month to 20 years, with the majority of the terms ranging from five to ten years. U.S. Office Products generally pays market rates for its leases. U.S. Office Products leases approximately 7.7 million square feet and owns approximately 1.7 million square feet. Approximately 280 leases, representing approximately 29% of U.S. Office Products' total leased space, will expire in the next 12 months. Many of these leases contain renewal options. Where necessary,

U.S. Office Products intends to seek to renew or extend such expiring leases, and U.S. Office Products believes that it will be able to do so on terms that are acceptable to it. When no renewal option exists or the property is no longer a desirable location for operational purposes, U.S. Office Products will evaluate the local real estate market and seek to identify alternative space in sufficient time to negotiate an acceptable lease agreement prior to the expiration of the existing lease. U.S. Office Products has generally been able to renew or extend its expiring leases, and enter into new leases where necessary, on acceptable terms.

    U.S. Office Products believes that its facilities are and will be suitable for their respective purposes and have adequate productive capacity for U.S. Office Products' present and anticipated needs.

    The principal executive offices of U.S. Office Products are 1025 Thomas Jefferson Street, N.W., Suite 600 East, Washington, D.C. 20007.

                          U.S. OFFICE PRODUCTS COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                            ---------
Introduction to Selected Financial Data...................................................................        F-2
Selected Financial Data...................................................................................        F-3
Management's Discussion and Analysis of Financial Position and Results of Operations......................        F-5
Pro Forma Combined Financial Information of U.S. Office Products Company
  Introduction to Pro Forma Combined Financial Statements.................................................       F-21
  Pro Forma Combined Balance Sheet as of January 24, 1998 (unaudited).....................................       F-23
  Pro Forma Combined Statement of Income for the nine months ended January 24, 1998 (unaudited)...........       F-25
  Pro Forma Combined Statement of Income for the nine months ended January 25, 1997 (unaudited)...........       F-26
  Pro Forma Combined Statement of Income for the fiscal year ended April 26, 1997
    (unaudited)...........................................................................................       F-27
  Notes to Pro Forma Combined Financial Statements........................................................       F-28
Consolidated Financial Statements of U.S. Office Products Company
  Report of Price Waterhouse LLP, Independent Accountants.................................................       F-32
  Report of Ernst & Young LLP, Independent Accountants....................................................       F-33
  Report of BDO Seidman, LLP, Independent Accountants.....................................................       F-34
  Report of KPMG Peat Marwick LLP, Independent Accountants................................................       F-35
  Report of KPMG Peat Marwick LLP, Independent Accountants................................................       F-36
  Report of Rubin, Koehmstedt and Nadler, Independent Accountants.........................................       F-37
  Report of Deloitte & Touche LLP, Independent Accountants................................................       F-38
  Report of Hertz, Herson & Company, LLP, Independent Accountants.........................................       F-39
  Report of Hertz, Herson & Company, LLP, Independent Accountants.........................................       F-40
  Consolidated Balance Sheet as of April 30, 1996, April 26, 1997 and January 24, 1998 (unaudited)........       F-41
  Consolidated Statement of Income for the fiscal years ended April 30, 1995 and 1996, April 26, 1997 and
    the nine months ended January 25, 1997 (unaudited) and January 24, 1998 (unaudited)...................       F-42
  Consolidated Statement of Stockholders' Equity for the fiscal years ended April 30, 1995 and 1996, April
    26, 1997 and the nine months ended January 24, 1998 (unaudited).......................................       F-43
  Consolidated Statement of Cash Flows for the fiscal years ended April 30, 1995 and 1996, April 26, 1997
    and the nine months ended January 25, 1997 (unaudited) and January 24, 1998 (unaudited)...............       F-45
  Notes to Consolidated Financial Statements..............................................................       F-47
Consolidated Financial Statements of Mail Boxes Etc.
  Report of Ernst & Young LLP, Independent Auditors.......................................................       F-74
  Consolidated Balance Sheets as of April 30, 1997 and 1996...............................................       F-75
  Consolidated Statements of Income for the fiscal years ended April 30, 1997, 1996 and 1995..............       F-76
  Consolidated Statement of Shareholders' Equity for the fiscal years ended April 30, 1997, 1996 and
    1995..................................................................................................       F-77
  Consolidated Statements of Cash Flows for fiscal years ended April 30, 1997, 1996 and 1995..............       F-78
  Notes to Consolidated Financial Statements..............................................................       F-80
  Condensed Consolidated Balance Sheet as of October 31, 1997 (unaudited).................................       F-91
  Condensed Consolidated Statements of Operations for three months and six months ended October 31, 1997
    (unaudited) and October 31, 1996 (unaudited)..........................................................       F-92
  Condensed Consolidated Statements of Cash Flows for the six months ended October 31, 1997 (unaudited)
    and October 31, 1996 (unaudited)......................................................................       F-93
  Notes to Condensed Consolidated Financial Statements (unaudited)........................................       F-94

                    INTRODUCTION TO SELECTED FINANCIAL DATA

    Set forth below is certain selected financial data for U.S. Office Products Company (the "Company"). The historical Statement of Income Data for the fiscal years ended April 30, 1995 and 1996 and April 26, 1997 and the Balance Sheet Data at April 30, 1996 and April 26, 1997 have been derived from the Company's consolidated audited financial statements and are included elsewhere in this Annex A. The historical Statement of Income Data for the years ended April 30, 1993 and 1994 and the Balance Sheet Data at April 30, 1993, 1994, and 1995 have been derived from unaudited consolidated financial statements which are not included elsewhere in this Annex A. The Selected Financial Data for the nine months ended January 25, 1997 and January 24, 1998 (except pro forma amounts) have been derived from unaudited consolidated financial statements that appear elsewhere in this Annex A. These unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. The financial data have been restated from prior presentations as a result of the Company's adoption of the Strategic Restructuring Plan.

    The pro forma financial data gives effect, as applicable, to the Strategic Restructuring Plan, the offer to exchange the 2001 Notes for common stock at a reduced conversion price (the "2001 Note Offer"), the tender offer for the 2003 Notes (the "2003 Note Tender"), the offering of senior subordinated notes ("Note Offering") and borrowings under the new senior secured credit facilities (the "Credit Facility"; borrowings under the Note Offering and the Credit Facility are referred to as the "New Borrowings") and the acquisitions completed by the Company after May 1, 1996 as if all such transactions had been consummated on May 1, 1996 for balance sheet purposes as if such transactions had occurred on January 24, 1998 and for income statement purposes as if such transactions had occurred at the beginning of the relevant period. In addition, the pro forma information is based on available information and certain assumptions and adjustments.

    The Selected Financial Data provided herein should be read in conjunction with the historical financial statements, including the notes thereto, the unaudited pro forma financial information, including the notes thereto, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear elsewhere in this Annex A.

                          SELECTED FINANCIAL DATA (1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                              NINE MONTHS
                                                               FISCAL YEAR ENDED                                 ENDED
                                    ------------------------------------------------------------------------  -----------
                                                                                                  PRO FORMA
                                     APRIL 30,    APRIL 30,    APRIL 30,   APRIL 30,  APRIL 26,   APRIL 26,   JANUARY 25,
                                       1993         1994         1995        1996       1997      1997 (2)       1997
                                    -----------  -----------  -----------  ---------  ---------  -----------  -----------
STATEMENT OF INCOME DATA:
Revenues..........................   $ 486,763    $ 523,755    $ 658,494   $1,061,528 $2,115,954  $2,794,009   $1,498,320
Cost of revenues..................     350,647      377,494      485,955     789,436  1,518,287   1,988,315    1,077,408
                                    -----------  -----------  -----------  ---------  ---------  -----------  -----------
    Gross profit..................     136,116      146,261      172,539     272,092    597,667     805,694      420,912

Selling, general and
  administrative expenses.........     124,065      132,320      152,176     231,569    488,215     646,867      344,474
Amortization expense..............         601          733          801       2,711     12,416      25,138        8,072
Non-recurring acquisition costs...                                             8,057      8,001       8,001        7,316
Restructuring costs...............                                               682      4,201       4,201
                                    -----------  -----------  -----------  ---------  ---------  -----------  -----------
    Operating income..............      11,450       13,208       19,562      29,073     84,834     121,487       61,050

Interest expense..................       2,914        2,519        3,401       8,132     36,047     103,996       27,540
Interest income...................        (327)        (411)        (675)     (3,506)    (6,857)                  (6,048)
Other income......................      (1,463)      (1,315)      (1,456)       (684)    (4,233)     (7,150)      (4,073)
                                    -----------  -----------  -----------  ---------  ---------  -----------  -----------
Income from continuing operations
  before provision for income
  taxes and extraordinary items...      10,326       12,415       18,292      25,131     59,877      24,641       43,631
Provision for income taxes........       1,594        1,727        2,800       6,032     27,939      18,481       18,238
                                    -----------  -----------  -----------  ---------  ---------  -----------  -----------
Income from continuing operations
  before extraordinary items......       8,732       10,688       15,492      19,099     31,938   $   6,160       25,393
                                                                                                 -----------
                                                                                                 -----------
Income from discontinued
  operations, net of income taxes
  (3).............................       2,824       10,953       15,675      15,778     26,800                   20,411
                                    -----------  -----------  -----------  ---------  ---------               -----------
Income before extraordinary
  items...........................      11,556       21,641       31,167      34,877     58,738                   45,804
Extraordinary items, net of income
  taxes (4).......................                                               701      1,450                      612
                                    -----------  -----------  -----------  ---------  ---------               -----------
Net income........................   $  11,556    $  21,641    $  31,167   $  34,176  $  57,288                $  45,192
                                    -----------  -----------  -----------  ---------  ---------               -----------
                                    -----------  -----------  -----------  ---------  ---------               -----------

Weighted average common shares
  outstanding
    Basic.........................      44,260       44,260       45,562      67,545     90,026     146,331(5)     85,978
    Diluted.......................      44,260       44,260       45,704      68,374     91,761     148,066(5)     87,824

Per share amounts:
  Basic:
    Income from continuing
      operations before
      extraordinary items.........   $    0.20    $    0.24    $    0.34   $    0.28  $    0.35   $    0.04    $    0.30
                                                                                                 -----------
                                                                                                 -----------
    Income from discontinued
      operations..................        0.06         0.25         0.34        0.24       0.31                     0.24
    Extraordinary items...........                                             (0.01)     (0.02)                   (0.01)
                                    -----------  -----------  -----------  ---------  ---------               -----------
    Net income....................   $    0.26    $    0.49    $    0.68   $    0.51  $    0.64                $    0.53
                                    -----------  -----------  -----------  ---------  ---------               -----------
                                    -----------  -----------  -----------  ---------  ---------               -----------
  Diluted:
    Income from continuing
      operations before
      extraordinary items.........   $    0.20    $    0.24    $    0.34   $    0.28  $    0.35   $    0.04    $    0.29
                                                                                                 -----------
                                                                                                 -----------
    Income from discontinued
      operations..................        0.06         0.25         0.34        0.23       0.29                     0.23
    Extraordinary items...........                                             (0.01)     (0.02)                   (0.01)
                                    -----------  -----------  -----------  ---------  ---------               -----------
    Net income....................   $    0.26    $    0.49    $    0.68   $    0.50  $    0.62                $    0.51
                                    -----------  -----------  -----------  ---------  ---------               -----------
                                    -----------  -----------  -----------  ---------  ---------               -----------

Ratio of earnings to fixed charges
  (6).............................        2.1x         2.3x         2.5x        1.9x       2.0x        1.2x         2.0x


                                                  PRO FORMA    PRO FORMA
                                    JANUARY 24,  JANUARY 25,  JANUARY 24,
                                       1998       1997 (2)     1998 (2)
                                    -----------  -----------  -----------
STATEMENT OF INCOME DATA:
Revenues..........................   $1,930,113   $2,087,861   $2,070,655
Cost of revenues..................   1,390,855    1,487,711    1,481,421
                                    -----------  -----------  -----------
    Gross profit..................     539,258      600,150      589,234
Selling, general and
  administrative expenses.........     436,037      483,908      467,356
Amortization expense..............      13,830       18,415       18,433
Non-recurring acquisition costs...                    7,316
Restructuring costs...............
                                    -----------  -----------  -----------
    Operating income..............      89,391       90,511      103,445
Interest expense..................      27,534       77,997       77,997
Interest income...................      (1,545)
Other income......................      (6,369)      (6,730)      (6,711)
                                    -----------  -----------  -----------
Income from continuing operations
  before provision for income
  taxes and extraordinary items...      69,771       19,244       32,159
Provision for income taxes........      32,535       14,433       20,903
                                    -----------  -----------  -----------
Income from continuing operations
  before extraordinary items......      37,236    $   4,811    $  11,256
                                                 -----------  -----------
                                                 -----------  -----------
Income from discontinued
  operations, net of income taxes
  (3).............................      25,464
                                    -----------
Income before extraordinary
  items...........................      62,700
Extraordinary items, net of income
  taxes (4).......................
                                    -----------
Net income........................   $  62,700
                                    -----------
                                    -----------
Weighted average common shares
  outstanding
    Basic.........................     114,758      146,331(5)    146,331(5)
    Diluted.......................     117,185      148,177(5)    148,757(5)
Per share amounts:
  Basic:
    Income from continuing
      operations before
      extraordinary items.........   $    0.32    $    0.03    $    0.08
                                                 -----------  -----------
                                                 -----------  -----------
    Income from discontinued
      operations..................        0.23
    Extraordinary items...........
                                    -----------
    Net income....................   $    0.55
                                    -----------
                                    -----------
  Diluted:
    Income from continuing
      operations before
      extraordinary items.........   $    0.32    $    0.03    $    0.08
                                                 -----------  -----------
                                                 -----------  -----------
    Income from discontinued
      operations..................        0.22
    Extraordinary items...........
                                    -----------
    Net income....................   $    0.54
                                    -----------
                                    -----------
Ratio of earnings to fixed charges
  (6).............................        2.5x         1.2x         1.4x

                                                                                                                       JANUARY
                                                                               APRIL 30,                              24, 1998
                                                               ------------------------------------------  APRIL 26,  ---------
                                                                 1993       1994       1995       1996       1997      ACTUAL
                                                               ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Working capital..............................................  $  13,609  $  51,344  $  70,153  $ 274,124  $ 233,986  $ 107,120
Net assets of discontinued operations........................     19,199     26,879     33,514     33,674    171,122    461,042
Total assets.................................................    130,666    172,656    259,904    805,978  1,706,991  2,469,442
Long-term debt, less current portion.........................      2,414     15,112     18,841    176,230    380,209    381,844
Stockholders' equity.........................................     27,986     77,735    128,512    394,746    921,148  1,472,922


                                                               PRO FORMA (7)
                                                               -------------
BALANCE SHEET DATA:
Working capital..............................................   $   396,609
Net assets of discontinued operations........................
Total assets.................................................     2,006,085
Long-term debt, less current portion.........................     1,155,509
Stockholders' equity.........................................       590,792

------------------------------

(1) The historical financial information of the businesses that were acquired in business combinations accounted for under the pooling-of-interests method (the "Pooled Companies") have been combined on a historical cost basis in accordance with generally accepted accounting principles ("GAAP") to present this financial data as if the Pooled Companies had always been members of the same operating group. The financial information of the businesses acquired in the business combinations accounted for under the purchase method (the "Purchased Companies") have been included from the dates of their respective acquisitions. The pro forma financial data reflect purchase acquisitions completed by the Company through March 20, 1998.

(2) Gives effect to the Strategic Restructuring Plan, the 2001 Note Offer, the 2003 Note Tender, the New Borrowings and the purchase acquisitions completed by the Company since May 1, 1996 as if such transactions had been made on May 1, 1996. The pro forma statement of income data are not necessarily indicative of the operating results that would have been achieved had these events actually then occurred and should not be construed as representative of the Company's future operating results.

(3) The results of the companies included in the Distributions are reflected as discontinued operations for all periods presented in the Company's consolidated statement of income.

(4) Extraordinary items represent the losses associated with the early terminations of credit facilities, net of the related income tax benefits.

(5) For calculation of the pro forma weighted average shares outstanding for the fiscal year ended April 26, 1997 and for the nine months ended January 25, 1997 and January 24, 1998, see Notes to Pro Forma Combined Financial Statements included elsewhere in this Annex A.

(6) In computing the ratio of earnings to fixed charges: (i) earnings are based on income from continuing operations before provision for income taxes and extraordinary items and fixed charges; and (ii) fixed charges consist of interest expense from continuing and discontinued operations, amortization of deferred financing costs and the estimated interest component of rent expense.

(7) Gives effect to the Strategic Restructuring Plan, the 2001 Note Offer, the 2003 Note Tender, the New Borrowings and the purchase acquisitions completed by the Company subsequent to January 24, 1998 as if such transactions had been made on January 24, 1998. The pro forma balance sheet data are not necessarily indicative of the financial position that would have been achieved had these events actually then occurred and should not be construed as representative of the Company's future financial position.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION
                           AND RESULTS OF OPERATIONS

    THIS ANNEX A CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS ANNEX A, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "INTEND," "MAY," "WILL," AND "EXPECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO THE COMPANY OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ANY FUTURE EVENTS OR CIRCUMSTANCES. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THE RESULTS EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER "RISK FACTORS" ABOVE AND "FACTORS AFFECTING THE COMPANY'S BUSINESS" BELOW.

INTRODUCTION

    The following discussion should be read in conjunction with the consolidated historical financial statements and the pro forma combined financial statements of the Company, including the related notes to each thereto, appearing elsewhere in this Annex A. The discussion of the Company's pro forma results of operations is based on the assumptions and conditions described in the Pro Forma Combined Financial Statements and the Notes thereto. The Company's audited consolidated financial statements have been restated to reflect (i) the results of the businesses to be spun off to shareholders in the Company's recently announced Strategic Restructuring Plan as discontinued operations; and (ii) the change in accounting treatment of the 22 business combinations completed during the nine months ended January 24, 1998, from the pooling-of-interests method to the purchase method.

    In January 1998, the Company's Board of Directors approved the Strategic Restructuring Plan. The principal elements of the Strategic Restructuring Plan are (1) the Tender Offer and the incurrence of debt to pay a portion of the purchase price in the Tender Offer; (2) after acceptance of shares in the Tender Offer, the Distributions; and (3) the Equity Investment by Investor following acceptance of shares in the Tender Offer and the record date for the Distributions. In conjunction with the Strategic Restructuring Plan, the Company plans to undertake the 2001 Note Offer, the 2003 Note Tender and the New Borrowings. (Capitalized terms not defined herein shall have the meaning given such term in the text of the Proxy Statement.)

    As a result of the Strategic Restructuring Plan, the Company's consolidated financial statements reflect the results of those companies to be owned by the Spin-Off Companies (and thus included in the Distributions) as discontinued operations. Assuming completion of the transactions contemplated by the Strategic Restructuring Plan, the Company's continuing operations will consist of its North American Office Products Group (which includes office supply, office furniture, and coffee, beverage, and vending service businesses), its Mail Boxes Etc. subsidiary (acquired in late November 1997), its operations in New Zealand and Australia, and its 49% interest in Dudley Stationery Limited, a U.K. contract stationer ("Dudley"). The Company's North American Office Products Group operates primarily in the United States; it also includes three coffee and beverage businesses located in Canada.

    Except where specifically noted, the discussion of financial condition and results of operations that appears below covers only the Company's continuing operations, assuming completion of the transactions contemplated by the Strategic Restructuring Plan. For additional information about the results of discontinued operations, see Note 4 of the Company's Notes to Consolidated Financial Statements.

    The Company's continuing operations derived revenues primarily from the sale of a wide variety of office supplies, office furniture, and other office products (including coffee, beverage, and vending products and services) to corporate, commercial and industrial customers. Cost of revenues represents the purchase price for office supplies, office furniture and other office products and includes occupancy and delivery costs and is reduced by rebates and discounts on purchases.

    The Company's financial condition and results of operations have changed dramatically from the Company's inception in October 1994 to January 24, 1998 as a result of the Company's aggressive acquisition program. The Company completed 165 business combinations (144 related to continuing operations and 21 related to discontinued operations) from its inception through the end of fiscal 1997, 54 of which were accounted for under the pooling-of-interests method (39 related to continuing operations and 15 related to discontinued operations). During the nine months ended January 24, 1998, the Company completed an additional 60 business combinations (40 related to continuing operations and 20 related to discontinued operations). As a result of the Board's adoption of the Strategic Restructuring Plan, all 60 business combinations completed during the nine months ended January 24, 1998 are accounted for under the purchase method. Prior to the adoption of the Strategic Restructuring Plan, 22 of these 60 business combinations were accounted for under the pooling-of-interests method (12 related to continuing operations and 10 related to discontinued operations). Following adoption of the Strategic Restructuring Plan, the Company restated its historical consolidated financial statements to account for these 22 business combinations under the purchase method (including the Company's acquisition of Mail Boxes Etc.) The Company's consolidated financial statements give retroactive effect to the business combinations accounted for under the pooling-of-interests method during the fiscal year ended April 26, 1997 and include the results of companies acquired in business combinations accounted for under the purchase method from their respective acquisition dates.

    Due to the Company's growth through acquisitions, year-to-year comparisons of the historical results of the Company's operations have been affected primarily by the addition of acquired companies. In most instances, these dollar increases in the various revenues and expense components of the Company's results are due primarily to growth from acquisitions. Neither the magnitude nor the source of such year-to-year changes is necessarily indicative of changes that will occur in the future. As a result of the Strategic Restructuring Plan, the Company expects to focus more on improving and expanding existing operations, and less on acquisitions as a means of growth. In any event, the Company expects that the impact of acquisitions on the future results of the Company's continuing operations will decrease because the size of companies that it expects to be available for acquisition will be smaller than in prior periods and the Company's existing operations are larger than in prior years.

RESULTS OF OPERATIONS

    The following table sets forth various items as a percentage of revenues for the fiscal years ended April 30, 1995 and 1996 and April 26, 1997 and for the nine months ended January 25, 1997 and January 24, 1998, as well as for the fiscal year ended April 26, 1997 and for the nine months ended January 25, 1997 and January 24, 1998 on a pro forma basis reflecting the Strategic Restructuring Plan, the 2001 Note Offer, the 2003 Note Tender, the New Borrowings and the results of the companies acquired between May 1, 1996 and March 20, 1998 in business combinations accounted for under the purchase method as if such transactions had occurred on May 1, 1996.

                                                FISCAL YEAR ENDED                                 NINE MONTHS ENDED
                               ----------------------------------------------------  -------------------------------------------
                                                                        PRO FORMA                                    PRO FORMA
                                APRIL 30,    APRIL 30,    APRIL 26,     APRIL 26,     JANUARY 25,    JANUARY 24,    JANUARY 25,
                                  1995         1996         1997          1997           1997           1998           1997
                               -----------  -----------  -----------  -------------  -------------  -------------  -------------
Revenues.....................       100.0%       100.0%       100.0%        100.0%         100.0%         100.0%         100.0%
Cost of revenues.............        73.8         74.4         71.8          71.2           71.9           72.1           71.2
                                    -----        -----        -----         -----          -----          -----          -----
  Gross profit                       26.2         25.6         28.2          28.8           28.1           27.9           28.8

Selling, general and
  administrative expenses....        23.1         21.8         23.1          23.2           23.0           22.6           23.2
Amortization expense                  0.1          0.3          0.6           0.9            0.5            0.7            0.9
Non-recurring acquisition
  costs......................                      0.7          0.4           0.3            0.5                           0.3
Restructuring charges........                      0.1          0.1           0.1
                                    -----        -----        -----         -----          -----          -----          -----
  Operating income...........         3.0          2.7          4.0           4.3            4.1            4.6            4.4

Interest expense, net........         0.4          0.4          1.4           3.7            1.5            1.3            3.8
Other income (loss)..........        (0.2)        (0.1)        (0.2)         (0.3)          (0.3)          (0.3)          (0.3)
                                    -----        -----        -----         -----          -----          -----          -----
Income from continuing
  operations before provision
  for income taxes and
  extraordinary items........         2.8          2.4          2.8           0.9            2.9            3.6            0.9
Provision for income taxes...         0.4          0.6          1.3           0.7            1.2            1.7            0.7
                                    -----        -----        -----         -----          -----          -----          -----
Income from continuing
  operations before
  extraordinary items........         2.4          1.8          1.5           0.2%           1.7            1.9            0.2%
                                                                            -----                                        -----
                                                                            -----                                        -----
Discontinued operations, net
  of income taxes............         2.3          1.5          1.3                          1.4            1.3
                                    -----        -----        -----                        -----          -----
Income before extraordinary
  items......................         4.7          3.3          2.8                          3.1            3.2
Extraordinary items - losses
  on early terminations of
  credit facilities, net of
  income taxes...............                      0.1          0.1                          0.1
                                    -----        -----        -----                        -----          -----
Net income...................         4.7%         3.2%         2.7%                         3.0%           3.2%
                                                 -----        -----                        -----          -----
                                    -----        -----        -----                        -----          -----
                                    -----

                                 PRO FORMA
                                JANUARY 24,
                                   1998
                               -------------
Revenues.....................        100.0%
Cost of revenues.............         71.5
                                     -----
  Gross profit                        28.5
Selling, general and
  administrative expenses....         22.6
Amortization expense                   0.9
Non-recurring acquisition
  costs......................
Restructuring charges........
                                     -----
  Operating income...........          5.0
Interest expense, net........          3.8
Other income (loss)..........         (0.3)
                                     -----
Income from continuing
  operations before provision
  for income taxes and
  extraordinary items........          1.5
Provision for income taxes...          1.0
                                     -----
Income from continuing
  operations before
  extraordinary items........          0.5%
                                     -----
                                     -----
Discontinued operations, net
  of income taxes............
Income before extraordinary
  items......................
Extraordinary items - losses
  on early terminations of
  credit facilities, net of
  income taxes...............
Net income...................

PRO FORMA RESULTS OF OPERATIONS

    The Company's pro forma results of operations for the fiscal year ended April 26, 1997 and the nine months ended January 25, 1997 and January 24, 1998 reflect significant decreases in net income and net income per share from the amounts reported in the Company's historical consolidated financial statements. The significant decreases can be attributed primarily to (i) substantially higher amortization expenses as compared to prior periods (as a result of reclassifying 12 business combinations as purchase acquisitions (including the Company's acquisition of Mail Boxes Etc.), rather than under the pooling-of-interests method, as the Company had expected when it completed those acquisitions); (ii) substantially higher interest expense, as a result of increased borrowing that the Company expects to incur to help finance the cost of the Tender Offer; and (iii) higher effective income tax rates, due to increased non-deductible goodwill expense. The pro forma results do not purport to represent the results the Company would have obtained had the transactions which are the subject of pro forma adjustments occurred at the beginning of the applicable periods, as assumed, or of the future results of the Company.

CONSOLIDATED RESULTS OF OPERATIONS

    NINE MONTHS ENDED JANUARY 24, 1998 COMPARED TO NINE MONTHS ENDED JANUARY 25,
     1997

    Consolidated revenues increased 28.8%, from $1,498.3 million for the nine months ended January 25, 1997, to $1,930.1 million for the nine months ended January 24, 1998. This increase was primarily due to acquisitions. Revenues for the nine months ended January 24, 1998 include revenues from 111 companies acquired in business combinations accounted for under the purchase method after the beginning of fiscal 1997 (the "Fiscal 1997 and 1998 Purchased Companies"). Revenues for the nine months ended January 25, 1997 include revenues from 54 of the Fiscal 1997 and 1998 Purchased Companies for a portion of such period. This increase was partially offset by the effect on international revenues of the devaluation of the New Zealand and Australian dollars versus the USD. Because revenues generated in New Zealand and Australia contributed approximately one-third of the Company's consolidated revenues during the nine months ended January 24, 1998, management estimates that currency devaluation had the effect of reducing the Company's reported consolidated revenues (in U.S. dollar terms) by approximately 3.8%.

    International revenues increased 36.5%, from $488.8 million, or 32.6% of consolidated revenues, for the nine months ended January 25, 1997, to $667.4 million, or 34.6% of consolidated revenues, for the nine months ended January 24, 1998. The increase in international revenues was primarily due to the inclusion, in the revenues for the nine months ended January 24, 1998, of revenues from 31 companies that were acquired in business combinations accounted for under the purchase method after the beginning of fiscal 1997, the most significant of which was Whitcoulls Group Limited, which the Company's wholly-owned subsidiary Blue Star Group Limited acquired in July 1996. Revenues from 14 of such companies were included in international revenues for a portion of the nine months ended January 25, 1997. The growth in international revenues was partially reduced by a decline in the exchange rates of the New Zealand and Australian dollars against the USD. The following table details the declines in the average exchange rates of the New Zealand and Australian dollars versus the USD for the nine months ended January 24, 1998 and January 25, 1997:

                                                                                  AVERAGE EXCHANGE RATES FOR
                                                                                    THE NINE MONTHS ENDED
                                                                                 ----------------------------
                                                                                  JANUARY 24,    JANUARY 25,
                                                                                     1998           1997         DECLINE
                                                                                 -------------  -------------  -----------
New Zealand dollar.............................................................    $     .64      $     .70     $    (.06)
Australian dollar..............................................................    $     .72      $     .79     $    (.07)

    International revenues in New Zealand and Australia, calculated in their local currencies, increased 49.4% for the nine months ended January 24, 1998, as compared to the nine months ended January 25, 1997. This increase was due primarily to the inclusion, in the revenues for the nine months ended January 24, 1998, of revenues from the acquired companies discussed above.

    Gross profit increased 28.1%, from $420.9 million for the nine months ended January 25, 1997, to $539.3 million for the nine months ended January 24, 1998. Gross profit as a percentage of revenues decreased from 28.1% for the nine months ended January 25, 1997 to 27.9% for the nine months ended January 24, 1998. The slight decrease in gross profit as a percentage of revenues was due primarily to a shift in revenue mix, primarily as a result of acquisitions, to revenues from traditionally lower margin products and services, partially offset by improved purchasing and rebate programs negotiated with vendors. The Company expects to continue to negotiate favorable purchasing and rebate programs with vendors. However, the Company does not believe that it will be able to continue to improve these programs at the same rates as in the past, as significant progress has already been made with vendors.

    Selling, general and administrative expenses increased 26.6%, from $344.5 million for the nine months ended January 25, 1997, to $436.0 million for the nine months ended January 24, 1998 primarily due to the inclusion of the results of the Fiscal 1997 and 1998 Purchased Companies. Selling, general and administrative expenses as a percentage of revenues decreased from 23.0% for the nine months ended January 25, 1997 to 22.6% for the nine months ended January 24, 1998. The decrease in selling, general and administrative expenses as a percentage of revenues was due to several factors, including (i) a shift in revenue mix, primarily as a result of acquisitions, to revenues from products and services traditionally having lower selling, general and administrative expenses; (ii) reductions in selling, general and administrative expenses by the Company through the consolidation of certain redundant facilities and job functions; and (iii) reductions in the costs of many general and administrative expenses incurred by the Company through the negotiation of national or other large-scale contracts with the providers of certain services affecting these general and administrative expenses.

    Amortization expense increased 71.3%, from $8.1 million for the nine months ended January 25, 1997, to $13.8 million for the nine months ended January 24, 1998. This increase is due exclusively to the increase in the number of purchase acquisitions, including the 12 acquisitions that were originally planned to be accounted for under the pooling-of-interests method but were restated as purchase acquisitions as a result of the Strategic Restructuring Plan, included in the results for the nine months ended January 24, 1998 versus the nine months ended January 25, 1997.

    The Company incurred non-recurring acquisition costs of approximately $7.3 million during the nine months ended January 25, 1997, in conjunction with business combinations that were accounted for under the pooling-of-interests method. These non-recurring acquisition costs included accounting, legal and investment banking fees, real estate and environmental assessments and appraisals, various regulatory fees and recognition of transaction related obligations. Generally accepted accounting principles require the Company to expense all acquisition costs (both those paid by the Company and those paid by the sellers of the acquired companies) related to business combinations accounted for under the pooling-of-interests method. In accordance with generally accepted accounting principles, the Company will be unable to utilize the pooling-of-interests method to account for acquisitions for a period of up to 6-9 months following the completion of the Strategic Restructuring Plan. During this period, the Company will not reflect any non-recurring acquisition costs in its results of operations, as all costs incurred of this nature would be related to acquisitions accounted for under the purchase method and would, therefore, be capitalized as a portion of the purchase consideration.

    Consistent with the objectives of the Strategic Restructuring Plan and as part of the Company's increased focus on operational matters, the Company expects to undertake cost reduction measures including the elimination of duplicative facilities, the consolidation of certain operating functions, and the deployment of common information systems. The implementation of the cost reduction measures may involve the incurrence by the Company of certain restructuring costs. However, at the present time, no formal plans to implement any restructuring have been developed. Once developed, any such plans will necessarily require review by the Company's senior management and the implementation of such plans would not be initiated prior to the receipt of proper authorization of the Company's Board of Directors. Based on the additional time and resources expected to be involved in the development, review and approval of any such restructuring plans, the Company cannot presently predict if a restructuring charge will be incurred and, if incurred, the timing or overall magnitude of such a charge.

    Interest expense, net of interest income, increased 20.9% from $21.5 million for the nine months ended January 25, 1997, to $26.0 million for the nine months ended January 24, 1998. This was due primarily to a reduction in interest income during the nine months ended January 24, 1998. The Company earned interest income on the proceeds from the issuance of an aggregate of $230.0 million of convertible subordinated notes in May and June of 1996 (the first quarter of fiscal 1997). These proceeds were subsequently used to fund a portion of the cash consideration used in business combinations. Interest expense has remained relatively consistent, as steadily increasing borrowings and a declining cash position have been offset by the repayment of debt from the proceeds of a stock offering in January 1997 and declining interest rates.

    Other income increased 56.4%, from $4.1 million for the nine months ended January 25, 1997, to $6.4 million for the nine months ended January 24, 1998. Other income for the nine months ended January 24, 1998 of $6.4 million consisted primarily of a $4.7 million marketing fee, a gain on the sale of an investment and the Company's 49% share of the net income of the Company's 49% equity investment in Dudley. The Company acquired its 49% interest in Dudley in November 1996. Other income for the nine months ended January 25, 1997 of $4.1 million consisted primarily of a foreign currency gain of $3.4 million. Although management is pursuing additional opportunities to generate other income from arrangements with third parties that desire access to the Company's distribution network and customer base, management can not predict whether or when such opportunities will be realized, or what amount of other income might be available to the Company.

    YEAR ENDED APRIL 26, 1997 COMPARED TO THE YEAR ENDED APRIL 30, 1996

    Consolidated revenues increased 99.3%, from $1,061.5 million in fiscal 1996, to $2,116.0 million in fiscal 1997. This increase was primarily due to the inclusion in fiscal 1997 revenues of revenues from the 91 companies related to continuing operations that were acquired in business combinations accounted for under the purchase method during fiscal 1997 (the "Fiscal 1997 Purchased Companies") from their respective dates of acquisition and revenues from the 31 companies related to continuing operations that were acquired in business combinations accounted for under the purchase method during fiscal 1996 (the "Fiscal 1996 Purchased Companies") for the entire year. Revenues in fiscal 1996 include revenues from the Fiscal 1996 Purchased Companies from their respective dates of acquisition.

    International revenues increased from $84.8 million, or 8.0% of consolidated revenues, in fiscal 1996, to $708.4 million, or 33.5% of consolidated revenues in fiscal 1997. International revenues consisted primarily of revenues from New Zealand and Australia, with the balance from Canada. The increase in international revenues was primarily due to the inclusion, in the revenues for fiscal 1997, of revenues from 15 companies that were acquired in business combinations accounted for under the purchase method during fiscal 1997. Fiscal 1996 international revenues include the results of two companies for the entire year and the results of two companies acquired in fiscal 1996 in business combinations accounted for under the purchase method.

    Gross profit increased 119.7%, from $272.1 million, or 25.6% of revenues, in fiscal 1996, to $597.7 million, or 28.2% of revenues, in fiscal 1997. The increase in gross profit as a percentage of revenues was due primarily to a shift in revenue mix resulting in a higher proportion of revenues in traditionally higher margin products and services, primarily as a result of the increase in products sold in New Zealand and Australia and as a result of improved purchasing and rebate programs negotiated with vendors. The Company expects to continue to negotiate favorable purchasing and rebate programs with vendors. However, the Company does not believe that it will be able to continue to improve these programs at the same rates as in the past, as significant progress has already been made with vendors.

    Selling, general and administrative expenses increased 110.8%, from $231.6 million, or 21.8% of revenues, in fiscal 1996, to $488.2 million, or 23.1% of revenues, in fiscal 1997. The increase in selling, general and administrative expenses as a percentage of revenues was due primarily to a shift in revenue mix resulting in a higher proportion of revenues from products and services with traditionally higher selling, general and administrative expenses, such as products sold in New Zealand and Australia.

    The Company has historically utilized grants of employee stock options as a method of incentivizing employees by increasing their ownership interests in the Company, which also has the effect of more closely aligning their interests with the interests of stockholders of the Company. As a result, if the Company had recorded compensation expense based upon the fair market value of the stock options on the dates of grant under the methodology prescribed by SFAS 123, the Company's income from continuing operations for the fiscal year ended April 26, 1997 would have been reduced by approximately $12.6 million or 39.6%. The Company believes that the adjustments to the employee stock options as a result of the Strategic Restructuring Plan will result in a significant increase in the number of stock options outstanding which may limit the number of stock options available for grant to employees in the future. The Company believes that it offers its employees market competitive compensation packages and does not expect that a reduction in the number of stock options available to employees in the future will have a material impact on the Company's ability to retain and attract qualified employees.

    Amortization expense increased from $2.7 million in fiscal 1996 to $12.4 million in fiscal 1997. This increase is due exclusively to the increase in the number of purchase acquisitions included in the results for fiscal 1997 versus fiscal 1996.

    The Company incurred non-recurring acquisition costs of $8.1 million and $8.0 million during fiscal 1996 and 1997, respectively, in conjunction with business combinations accounted for under the pooling-of-interests method. The non-recurring acquisition costs reflect the completion of 14 and 25 business combinations accounted for under the pooling-of-interests method during fiscal 1996 and fiscal 1997, respectively. The non-recurring acquisition costs in fiscal 1996 included a charge of approximately $4.7 million related to one business combination which included the payment of significant transaction-related compensation obligations.

    The Company also incurred restructuring costs of approximately $682,000 and $4.2 million during fiscal 1996 and 1997, respectively. These costs represent the external costs and liabilities to close redundant Company facilities, severance costs related to the Company's employees and other costs associated with the Company's restructuring plans. The Company expects to incur similar costs in the future as the Company continues to review its operations. On a regional level, the Company is implementing regional consolidation and integration plans for its office supply, office coffee and beverage services and office furniture divisions through which the Company has established and expects to continue to establish district fulfillment centers ("DFCs"). The DFCs are intended to enable certain operational activities, such as inventory management, purchasing, accounting and human resources, to be shared among hubs and spokes located within the same geographic area. This regional approach is intended to permit the elimination of duplicative facilities and costs and promote integration of the operations within each region.

    Interest expense, net of interest income, increased 531.0%, from $4.6 million in fiscal 1996, to $29.2 million in fiscal 1997. This increase was due primarily to the increase in the Company's borrowings through the issuance of an aggregate of $373.75 million of 5 1/2% Convertible Subordinated Notes (the "Notes") during the fourth quarter of fiscal 1996 and the first quarter of fiscal 1997 and an increase in the outstanding balance under the Company's credit facility. The proceeds from the issuance of the Notes and the additional borrowings under the credit facility were used primarily to fund the cash portion of the consideration in certain business combinations accounted for under the purchase method and to refinance indebtedness assumed in business combinations.

    Other income increased 518.9%, from $684,000 in fiscal 1996, to $4.2 million in fiscal 1997. Fiscal 1997 other income consists primarily of foreign currency gains and equity in the net income of the Company's 49% investment in Dudley, the largest independent office products dealer in the United Kingdom. The Company anticipates that the income from its equity investment will increase as the fiscal 1997 amount represented earnings from November 14, 1996, the date of the Company's investment, through April 26, 1997.

    Provision for income taxes increased from $6.0 million in fiscal 1996 to $27.9 million in fiscal 1997, reflecting effective income tax rates of 24.0% and 46.7%, respectively. The low effective income tax rate in fiscal 1996, compared to the federal statutory rate of 35.0%, was primarily due to the fact that several of the companies included in the results for such year, which were acquired in business combinations accounted for under the pooling-of-interests method, were not subject to federal income taxes on a corporate level as they had elected to be treated as subchapter S corporations prior to being acquired by the Company. In fiscal 1997, this effect was offset by the increase in nondeductible expenses, including amortization of goodwill and non-recurring acquisition costs.

    Income from discontinued operations increased 69.9% from $15.8 million in fiscal 1996 to $26.8 million in fiscal 1997. See Note 4 of the Company's Notes to Consolidated Financial Statements.

    During fiscal 1997, the Company incurred extraordinary items totaling $1.5 million, which represent the aggregate expenses, net of the expected tax benefit, associated with the early termination of the Company's $50 million credit facility with First Bank National Association and the early termination of credit facilities at two companies acquired in transactions accounted for under the pooling-of-interests method during fiscal 1997.

    YEAR ENDED APRIL 30, 1996 COMPARED TO THE YEAR ENDED APRIL 30, 1995

    Consolidated revenues increased 61.2%, from $658.5 million in fiscal 1995, to $1,061.5 million in fiscal 1996. This increase was primarily due to the inclusion in the revenues for fiscal 1996 of revenues from the Fiscal 1996 Purchased Companies from their respective dates of acquisition and revenues from five companies that were acquired in business combinations accounted for under the purchase method during fiscal 1995 (the "Fiscal 1995 Purchased Companies") for the entire year. Revenues in fiscal 1995 include revenues from the Fiscal 1995 Purchased Companies from their respective dates of acquisition.

    International revenues increased from $35.7 million, or 5.4% of consolidated revenues, in fiscal 1995, to $84.8 million, or 8.0% of consolidated revenues, in fiscal 1996. This increase was primarily due to the inclusion in the revenues for fiscal 1996 of revenues from two companies for the entire year and two companies that were acquired in business combinations accounted for under the purchase method during fiscal 1996.

    Gross profit increased 57.7%, from $172.5 million, or 26.2% of revenues, in fiscal 1995, to $272.1 million, or 25.6% of revenues, in fiscal 1996. The decrease in gross profit as a percentage of revenues was due primarily to a shift in revenue mix, primarily resulting from acquisitions, to revenues in traditionally lower gross margin products and services.

    Selling, general and administrative expenses increased 52.2%, from $152.2 million, or 23.1% of revenues, in fiscal 1995, to $231.6 million, or 21.8% of revenues, in fiscal 1996. The decrease in selling, general and administrative expenses as a percentage of revenues was due primarily to a shift in revenue mix, primarily resulting from acquisitions, to revenues in products and services traditionally lower in selling, general and administrative expenses.

    Amortization expense increased 238.5%, from $801,000 in fiscal 1995 to $2.7 million in fiscal 1996. This increase is due exclusively to the increase in the number of purchase acquisitions included in the results for fiscal 1996 versus fiscal 1995.

    The Company incurred non-recurring acquisition costs of approximately $8.1 million in fiscal 1996, in conjunction with 14 business combinations accounted for under the pooling-of-interests method. The non-recurring acquisition costs in fiscal 1996 included a charge of approximately $4.7 million related to one business combination which included the payment of significant transaction-related compensation obligations. During fiscal 1996, the Company also recorded restructuring charges of $682,000 related to the discontinuation of the printing division at one subsidiary.

    Interest expense, net of interest income, increased 69.7% from $2.7 million, in fiscal 1995, to $4.6 million in fiscal 1996. This increase was due primarily to the increase in the Company's borrowings through the issuance of $143.75 million of Notes during the fourth quarter of fiscal 1996 and an increase in the outstanding balance on the Company's credit facility. The proceeds from the issuance of the Notes and the additional borrowings from the credit facility were used to fund the cash portion of the consideration in business combinations and to refinance indebtedness assumed in such business combinations.

    Provision for income taxes increased from $2.8 million in fiscal 1995 to $6.0 million in fiscal 1996 reflecting effective income tax rates of 15.3% and 24.0%, respectively. The low effective income tax rates in fiscal 1995 and 1996, compared to the federal statutory rate of 35.0%, are primarily due to the fact that several companies included in the results for fiscal 1995 and 1996, which were acquired in business combinations accounted for under the pooling-of-interests method, were not subject to federal income taxes on a corporate level as they had elected to be treated as subchapter S corporations prior to being acquired by the Company.

    Income from discontinued operations increased from $15.7 million in fiscal 1995 to $15.8 million in fiscal 1996.

    During fiscal 1996, the Company incurred an extraordinary item of $701,000, which represented the aggregate expenses, net of the expected tax benefit, associated with the early termination of a credit facility at a company acquired in a business combination accounted for under the pooling-of-interests method.

    Basic and diluted income from continuing operations per share decreased $.06 from fiscal 1995 to fiscal 1996. These decreases are primarily the result of the fact that U.S. Office Products began operations in February 1995 and the majority of the results included prior to that date represented the results of companies acquired in business combinations accounted for under the pooling-of-interests method, many of which were subchapter S corporations. This resulted in an effective income tax rate of 15.3% in fiscal 1995 versus 24.0% in fiscal 1996. In addition, the Company incurred $8.1 million in non-recurring acquisition costs and $682,000 in restructuring costs during fiscal 1996 compared to no such costs in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

    On a pro forma as adjusted basis, at January 24, 1998, the Company had working capital of $396.6 million, long-term debt of $1,155.5 million and capitalization of $1.7 billion. Such pro forma amounts give effect to the Strategic Restructuring Plan, the 2001 Note Offer, the 2003 Note Tender and the New Borrowings to be undertaken in conjunction with the Strategic Restructing Plan and purchase acquisitions completed subsequent to January 24, 1998, and through March 20, 1998, as if such transactions had occurred on January 24, 1998.

    The Company anticipates that after the Strategic Restructuring Plan is completed, its cash on hand, cash flow from operations and borrowings available from its expected refinancing of its existing bank credit facility will be sufficient to meet its liquidity requirements for its operations and capital expenditures and for its additional debt service obligations for the remainder of the calendar year. The Company does not currently anticipate that any possible restructuring costs related to the Company's planned cost reduction measures, coupled with the effects of such cost reduction measures, would have a significant adverse effect on the Company's financial position, liquidity or cash flows. The Company anticipates capital expenditures of approximately $40.0 million in both fiscal 1999 and fiscal 2000.

    The existing credit facility provides the Company with a $500 million line of credit, bearing interest, at the Company's option, at the bank's base rate plus an applicable margin of up to 1.25%, or a eurodollar rate plus an applicable margin of up to 2.5%. At March 20, 1998, the Company had approximately $362.0 million outstanding under the Credit Facility, at an annual interest rate of approximately 6.5%, and $138.0 million available under the Credit Facility for acquisition and working capital purposes. Because certain elements of the Strategic Restructuring Plan would violate covenants in the Credit Facility, that facility will either have to be modified with the lenders' consent or refinanced. The Company currently expects to finance the aggregate cost of purchasing shares in the Tender Offer with the proceeds of the Equity Investment, additional senior secured bank debt, and the net proceeds from the issuance of subordinated debt securities. In connection with the completion of the Strategic Restructuring Plan, the Company expects to incur approximately $500 million of additional indebtedness. The Company also expects to incur significant transaction (including financing) costs and expenses.

    U.S. Office Products has agreed to and accepted a commitment letter from The Chase Manhattan Bank, Bankers Trust Company, and Merrill Lynch Capital Corporation, as agents, and Chase Securities Inc., BT Alex. Brown Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as co-arrangers, for a new bank loan facility that will provide for an aggregate principal amount of $1,225.0 million, consisting of (i) seven-year term loan facilities totaling up to $300.0 million, (ii) an eight-year term loan in the principal amount of $675.0 million, and (iii) a revolving credit facility in the principal amount of $250.0 million. U.S. Office Products and the banks may agree to alter the allocated principal amount of two or more of the loan facilities before signing definitive documents depending on market conditions. The loan facilities will be guaranteed by U.S. Office Products' material domestic subsidiaries and secured by substantially all of the assets of U.S. Office Products and its material domestic subsidiaries. U.S. Office Products will be required to enter into arrangements to insure that the effective interest rate paid by U.S. Office Products on at least 50% of its outstanding bank and subordinated debt will not go above a certain rate. The loan documents will likely include financial and other covenants. These will include, among others, restrictions on U.S. Office Products' ability to incur additional indebtedness, sell assets, pay dividends or engage in certain other transactions, and requirements that U.S. Office Products maintain certain financial ratios, and other provisions customary for loans to highly leveraged companies, including representations by U.S. Office Products, conditions to funding, cost and yield protections, restricted payment provisions, transfer provisions, amendment provisions and indemnification provisions. The loan facilities will be subject to mandatory prepayment in a variety of circumstances, including upon certain asset sales and financing transactions. The commitment will terminate unless definitive loan documents are entered into, and the Strategic Restructuring Plan and Financing Transactions are completed, by June 30, 1998. As a result of the Company's increased indebtedness, a portion of the cash flows from the Company's international operations, will be required to service debt and interest payments. The Company expects that it will incur additional costs with respect to accessing cash flows from international operations including such items as New Zealand and Australian withholding and other taxes and foreign currency hedging costs. In addition, the results of operations could be further impacted by fluctuations in the New Zealand and Australian exchange rates as a result of the structure of certain financing alternatives being evaluated by the Company. The Company also expects to issue $400.0 million principal amount senior subordinated notes in a private placement but has not received any commitment with respect to such issuance.

    The Company expects that the indenture governing the senior subordinated notes will also place restrictions on the Company's ability to incur indebtedness, to make certain payments, investments, loans and guarantees and to sell or otherwise dispose of a substantial portion of its assets to, or merge or consolidate with, another entity.

    On a historical basis, the Company's working capital was $286.0 million at April 26, 1997 and $134.0 million at January 24, 1998. Long-term debt was $380.2 million and $381.8 million at April 26, 1997 and January 24, 1998, respectively. The decline in working capital was due primarily to an increase in the Company's borrowings under its Credit Facility from $140.1 million at April 26, 1997 to $330.0 million at January 24, 1998. The increase in the borrowings under the Credit Facility was primarily to fund the purchase price of acquisitions and to repay higher-cost debt assumed in acquisitions. Long-term debt increased during the fiscal year ended April 26, 1997 as a result of the sales, in an offshore offering and in a concurrent private placement in the United States, of the 2003 Notes in the principal amount of $230.0 million. The net proceeds were used for working capital and acquisition purposes. In addition, the Company completed the public sale, at a gross price of $22.00 per share, of approximately 13.0 million shares of common stock. The net proceeds to the Company were approximately $275.7 million and were used to repay a portion of the balance outstanding under the Company's Credit Facility.

    During the nine months ended January 24, 1998, the New Zealand and Australian dollars weakened against the USD. The New Zealand exchange rate declined from $0.69 USD at April 27, 1997 to $0.58 USD at January 24, 1998. The Australian exchange rate declined from $0.78 USD at April 27, 1997 to $0.66 USD at January 24, 1998. This resulted in a reduction in stockholders' equity, through a cumulative translation adjustment, of approximately $105.5 million, reflecting the impact of the declining exchange rate on the Company's investments in its New Zealand and Australian subsidiaries. In addition, the devaluation has adversely affected the return on the Company's investment in its New Zealand and Australian operations. If the exchange rates stabilize at current rates or continue to decline, the Company's return on assets and equity from its New Zealand and Australian operations will continue to be depressed.

    Subsequent to April 26, 1997 and through March 20, 1998, the Company completed 67 business combinations (45 related to continuing operations and 22 related to discontinued operations) for an aggregate purchase price of $774.7 million, consisting of approximately $190.8 million of cash and 27.8 million shares of the Company's common stock with an aggregate market value on the dates of acquisition of approximately $583.9 million.

    During the nine months ended January 24, 1998, net cash provided by operating activities was $34.9 million. Net cash used in investing activities was $97.6 million, including $33.6 million used for acquisitions, $28.2 million used for additions to property and equipment and $40.8 million paid to Dudley to satisfy the remaining commitment related to the Company's 49% equity investment in Dudley. Net borrowings increased $62.6 million during the nine months ended January 24, 1998, primarily to fund the purchase prices of acquisitions, to repay higher-cost debt assumed in acquisitions and to fund the remaining equity investment in Dudley. Discontinued operations used $3.8 million of cash during the nine months ended January 24, 1998.

    During the nine months ended January 25, 1997, net cash used in operating activities was $9.2 million which resulted primarily from a decrease in accounts payable due to the Company's aggressive policy of taking negotiated cash discounts. Net cash used in investing activities was $390.5 million, including $323.8 million used for acquisitions, $15.9 million used for additions to property and equipment and $41.3 million paid to Dudley as the initial payment related to the Company's 49% equity investment in Dudley. Net borrowings increased $244.7 million during the nine months ended January 25, 1997, primarily to fund the purchase prices of acquisitions, to repay higher-cost debt assumed in acquisitions and to fund the initial equity investment in Dudley. The Company also received $41.9 million in cash as a result of the sale of common stock during the period. Discontinued operations used $3.2 million of cash during the nine months ended January 25, 1997.

    During fiscal 1997, net cash provided by operating activities was $15.8 million. Net cash provided by operating activities was impacted by the Company's aggressive cash payment policies related to bringing current the accounts payable balances at all acquired companies and earning all available cash discounts offered by vendors for paying balances on reduced payment terms. Net cash used in investing activities was $424.0 million, including $345.3 million for acquisitions, $34.0 million for additions to property and equipment and $41.3 million to make an equity investment in Dudley. Net cash provided by financing activities was $277.4 million. The Company received net proceeds from the sale of shares of its common stock of $318.9 million and approximately $225.4 million from the issuance of the Notes. These net proceeds were used primarily to fund acquisitions and repay higher interest rate debt assumed in acquisitions. Net cash used in discontinued operations was $8.2 million.

    During fiscal 1996, net cash provided by operating activities was $19.2 million. Net cash used in investing activities was $120.1 million, including $89.2 million used for acquisitions and $17.9 million used for additions to property and equipment. Net cash provided by financing activities was $257.8 million. The Company received net proceeds from the sale of shares of its common stock of $180.2 million and net proceeds from the issuance of the Notes of approximately $139.0 million. These net proceeds were used primarily to fund acquisitions, including the repayment of higher interest rate debt assumed in business combinations. Net cash provided by discontinud operations was $1.7 million.

    During fiscal 1995, net cash provided by operating activities was $7.7 million. Net cash used in investing activities was $26.2 million, including $16.0 million used for acquisitions and $11.0 million used for additions to property and equipment. Net cash provided by financing activities was $22.3 million, representing net proceeds from the initial public offering, partially offset by the payment of $11.3 million to the stockholders of four of the companies acquired simultaneously with the completion of the Company's initial public offering and the payment of dividends to certain of the companies acquired in business combinations accounted for under the pooling-of-interests method of $7.7 million. Net cash provided by discontinued operations was $3.5 million.

FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS

    The Company's business is subject to seasonal influences. The Company's historical revenues and profitability in its core office products business have been lower in the first two quarters of its fiscal year, primarily due to the lower level of business activity in North America during the summer months. The seasonality of the core office products business, however, is expected to be impacted by the seasonality of the Company's other operations, which have expanded through acquisitions. For example, the revenues and profitability of the Company's operations in New Zealand and Australia have generally been higher in the Company's third quarter. As the Company's mix of businesses evolves through future acquisitions, these seasonal fluctuations may continue to change. Therefore, results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent fiscal quarter or for a full fiscal year.

    Quarterly results also may be materially affected by the timing of acquisitions, the timing and magnitude of costs related to such acquisitions, variations in the prices paid by the Company for the products it sells, the mix of products sold, general economic conditions and the retroactive restatement in accordance with generally accepted accounting principles of the Company's consolidated financial statements for acquisitions accounted for under the pooling-of-interests method. Moreover, the operating margins of companies acquired by the Company may differ substantially from those of the Company, which could contribute to the further fluctuation in its quarterly operating results. Therefore, results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent fiscal quarter or for a full fiscal year.

    The following tables set forth certain unaudited consolidated quarterly financial data for the fiscal years ended April 30, 1996 and April 26, 1997 and the fiscal year ending April 25, 1998 (in thousands, except for per share amounts). The information has been derived from unaudited consolidated financial statements that in the opinion of management reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of such quarterly information.

                                                                   FISCAL 1996 QUARTERS (UNAUDITED)
                                                     ------------------------------------------------------------
                                                       FIRST       SECOND      THIRD       FOURTH       TOTAL
                                                     ----------  ----------  ----------  ----------  ------------
Revenues...........................................  $  205,940  $  246,956  $  268,645  $  339,987  $  1,061,528
Gross profit.......................................      50,976      60,487      66,742      93,887       272,092
Operating income...................................       1,484       6,666       8,115      12,808        29,073
Income from continuing operations before
  extraordinary items..............................       1,460       4,629       5,789       7,221        19,099
Income (loss) from discontinued operations.........       3,387       5,550       7,727        (886)       15,778
Net income.........................................       4,847      10,179      13,516       5,634        34,176

Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items..........................        0.02        0.07        0.09        0.09          0.28
    Income (loss) from discontinued operations.....        0.06        0.08        0.11       (0.01)         0.24
    Net income.....................................        0.08        0.15        0.20        0.07          0.51
  Diluted:
    Income from continuing operations before
      extraordinary items..........................        0.02        0.07        0.09        0.09          0.28
    Income (loss) from discontinued operations.....        0.06        0.08        0.11       (0.01)         0.23
    Net income.....................................        0.08        0.15        0.20        0.07          0.50

                                                                   FISCAL 1997 QUARTERS (UNAUDITED)
                                                     ------------------------------------------------------------
                                                       FIRST       SECOND      THIRD       FOURTH       TOTAL
                                                     ----------  ----------  ----------  ----------  ------------
Revenues...........................................  $  364,195  $  537,334  $  596,791  $  617,634  $  2,115,954
Gross profit.......................................      98,299     153,284     169,329     176,755       597,667
Operating income...................................      12,909      22,473      25,668      23,784        84,834
Income from continuing operations before
  extraordinary items..............................       6,855       9,771       8,767       6,545        31,938
Income from discontinued operations................       9,475       8,933       2,003       6,389        26,800
Net income.........................................      16,330      18,092      10,770      12,096        57,288

Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items..........................        0.08        0.11        0.10        0.06          0.35
    Income from discontinued operations............        0.12        0.10        0.02        0.06          0.31
    Net income.....................................        0.20        0.21        0.12        0.12          0.64
  Diluted:
    Income from continuing operations before
      extraordinary items..........................        0.08        0.11        0.10        0.06          0.35
    Income from discontinued operations............        0.12        0.10        0.02        0.06          0.29
    Net income.....................................        0.20        0.20        0.12        0.12          0.62

                                                                   FISCAL 1998 QUARTERS (UNAUDITED)
                                                     ------------------------------------------------------------
                                                       FIRST       SECOND      THIRD       FOURTH       TOTAL
                                                     ----------  ----------  ----------  ----------  ------------
Revenues...........................................  $  614,814  $  649,340  $  665,959              $  1,930,113
Gross profit.......................................     170,782     179,256     189,220                   539,258
Operating income...................................      23,802      28,300      37,289                    89,391
Income from continuing operations before
  extraordinary items..............................       9,035      12,770      15,431                    37,236
Income from discontinued operations................      10,951      11,428       3,085                    25,464
Net income.........................................      19,986      24,198      18,516                    62,700

Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items..........................        0.09        0.12        0.12                      0.32
    Income from discontinued operations............        0.10        0.10        0.03                      0.23
    Net income.....................................        0.19        0.22        0.15                      0.55
  Diluted:
    Income from continuing operations before
      extraordinary items..........................        0.08        0.11        0.12                      0.32
    Income from discontinued operations............        0.10        0.10        0.02                      0.22
    Net income.....................................        0.18        0.21        0.14                      0.54

INFLATION

    The Company does not believe that inflation has had a material impact on its results of operations during fiscal 1995, 1996 or 1997 or during the nine months ended January 24, 1998.

NEW ACCOUNTING PRONOUNCEMENTS

    EARNINGS PER SHARE. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. SFAS No. 128 requires restatement of all prior period EPS data presented. The Company has adopted SFAS No. 128 during the nine months ended January 24, 1998 and has restated all prior period EPS data.

    REPORTING COMPREHENSIVE INCOME. In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company intends to adopt SFAS No. 130 in the fiscal year ending April 24, 1999.

FACTORS AFFECTING THE COMPANY'S BUSINESS

    A number of factors, including those discussed below, may affect the Company's future operating results. Where indicated, the following discussion addresses factors that management believes will be applicable to the Company's business upon completion of the Strategic Restructuring Plan.

    Historically, U.S. Office Products has grown substantially through acquisitions. U.S. Office Products' aggressive acquisition program has produced a significant increase in sales, employees, facilities and distribution systems. While the Company's decentralized management strategy, together with operating efficiencies resulting from the elimination of duplicative functions and economies of scale, may present opportunities to reduce costs, such strategies may initially require additional costs and expenditures to expand operational and financial systems and corporate management administration. Because of the various costs and possible cost-savings strategies, historical operating results may not be indicative of future performance. There also can be no assurance that the pace of the Company's acquisitions will not adversely affect efforts to implement cost-savings and integration strategies and to manage operations and acquisitions profitably. Additionally, attempts to achieve economies of scale through cost cutting and lay-offs of existing personnel may, at least in the short term, have an adverse impact upon U.S. Office Products. Delays in implementing planned integration and consolidation strategies, or the failure of such strategies to achieve anticipated cost savings, also could adversely affect the Company's results. In addition, there can be no assurance that U.S. Office Products' management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the continuing increase in the size and scope of the Company's operations and acquisition activity.

    U.S. Office Products intends to pursue future acquisition opportunities; however, no assurance can be given that U.S. Office Products will identify, finance and complete additional suitable acquisitions on acceptable terms, or that future acquisitions, if completed, will be successful. U.S. Office Products will likely incur additional debt to finance any additional acquisitions. In addition, acquired companies may not achieve future sales and profitability levels that justify the prices that U.S. Office Products paid to acquire them. Acquisitions also may involve a number of special risks that could have a material adverse effect on future operations and financial performance, including diversion of management's attention; unanticipated declines in revenues or profitability following acquisitions; difficulties with the retention, hiring and training of key personnel; risks associated with unanticipated business problems or legal liabilities; and the amortization of acquired intangible assets, such as goodwill. Tax considerations may also restrict the amount of stock that U.S. Office Products can use for acquisitions.

    As a result of the Tender Offer and the Distributions, U.S. Office Products will be precluded from completing business combinations under the pooling-of-interests accounting method for a period up to 6-9 months. Any business combinations that U.S. Office Products completes during this period will have to be accounted for under the purchase method. Under the purchase method of accounting, U.S. Office Products will have to record goodwill for each such acquisition, in an amount equal to any excess of the purchase price paid for the acquired company over the fair market value of the acquired company's net assets. Under the pooling-of-interests method, no goodwill is recorded in connection with the acquisition of a pooled company, and there is no corresponding expense associated with the amortization of such goodwill.

    Approximately $917.0 million, or 45.7% of the Company's pro forma total assets as of January 24, 1998, represents intangible assets, the substantial majority of which is goodwill. This amount will increase to the extent that U.S. Office Products acquires additional companies under the purchase method of accounting. The Company amortizes goodwill on a straight-line method over a period of up to 40 years. The amount amortized in a particular fiscal period is a non-cash expense that reduces the Company's net income. As a result of the accounting for the acquisition of Mail Boxes Etc. ("MBE") under the purchase method (rather than the pooling-of-interests method that had been intended at the time of the acquisition), the Company's amortization charge will increase by approximately $6.5 million annually. The substantial majority of goodwill also is not a deductible expense for U.S. federal income tax purposes. The Company expects that its effective tax rate will be higher than the federal statutory rate, because its net earnings will be reduced by a significant amount of non-deductible goodwill charges.

    The Company is currently reviewing the year 2000 compliance of software that it uses in its business. The Company's Trinity system, which it is currently installing throughout its North American Office Products Group operations as the core operations system, is year 2000 compliant. However, the Company's operating subsidiaries are, in some cases, using billing or other software that is not year 2000 compliant. Based upon information that the Company has collected from its operating subsidiaries, it expects to be able to achieve year 2000 compliance in 1999 and does not expect that the cost of making necessary adaptations will be material to the Company. If the Company cannot make the necessary adaptations on a timely basis, or if the costs are greater than expected, the Company's business could be adversely affected.

    Management intends to continue to focus significant attention and resources on international operations and expects foreign sales to continue to represent a significant portion of U.S. Office Products' total sales. The factors described in this section that apply to U.S. Office Products' domestic operations also may affect U.S. Office Products' foreign operations. In addition, U.S. Office Products' foreign operations are subject to a number of other risks, including currency exchange rates; new and different legal and regulatory requirements in local jurisdictions; tariffs and trade barriers; potential difficulties in staffing and managing local operations; credit risk of local customers and distributors; potential difficulties in protecting intellectual property, potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; and local economic, political and social conditions, including the possibility of hyper-inflationary conditions, in certain countries. There can be no assurance that one or a combination of these factors will not have a material adverse impact on U.S. Office Products' ability to maintain or increase its foreign sales or on its business, financial condition or results of operations. See "Managements' Discussion and Analysis of Financial Position and Results of Operations--Liquidity and Capital Resources."

    U.S. Office Products expects to incur substantial additional borrowings in connection with the Tender Offer. See Note 1 of the Company's Notes to Consolidated Financial Statements and "--Liquidity and Capital Resources." This substantial increase in U.S. Office Products' leverage could have material consequences to U.S. Office Products and the holders of common stock, including, but not limited to, the following: (i) U.S. Office Products' ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes may be impaired, (ii) a substantial portion of U.S. Office Products' cash flow will be required for debt service and, as a result, will not be available for other purposes; and (iii) U.S. Office Products' level of indebtedness could make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions. In addition, it is expected that the Company's financing agreements will contain covenants that may restrict its ability to take certain actions (such as buying or selling assets, paying dividends, making capital expenditures, or engaging in other transactions). If U.S. Office Products is unable to service its indebtedness, it will be forced to pursue one or more alternative strategies, such as selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital. The Company's management does not have experience operating a business with a substantial amount of leverage.

    U.S. Office Products operates in a highly competitive environment. It generally competes with a large number of smaller, independent companies, many of which are well-established in their markets. In addition, in North America, the North American Office Products Group competes with five large office products companies, each of which has significant financial resources. No assurances can be give that competition will not have an adverse effect on the Company's business.

    U.S. Office Products acquired MBE in November 1997. Various factors may affect MBE's business, including recent changes in MBE's senior management, the reliance of MBE franchisees on United Parcel Service for ground shipping services, the limited control that MBE has over its franchisees, the impact of government regulation of MBE as a franchisor, the historically litigious nature of franchise relationships and the growing competition from the United States Postal Service.

    As part of the Strategic Restructuring Plan, it is expected that Investor will acquire shares of U.S. Office Products common stock representing 24.9% of the outstanding shares of the Company's common stock after giving effect to the issuance of such shares. Investor also will purchase various warrants that give it the right to acquire additional shares of common stock in the future. Under the Investment Agreement that Investor and the Company signed on January 12, 1998 (the "Investment Agreement"),

Investor will have, among other things, the right (subject to certain conditions) to nominate three of the nine members of the U.S. Office Products Board of Directors, including the Chairman of the Board, and certain Board decisions will be subject to super-majority voting provisions that, in certain circumstances, may require the concurrence of at least one director nominated by Investor. Matters subject to super-majority Board approval include (i) the issuance of new shares in excess of certain amounts specified in the Investment Agreement, (ii) certain business combinations, (iii) a disposition by the Company of all or substantially all of its assets, (iv) a major recapitalization, dissolution, or liquidation of the Company, or (v) an amendment of the Company's charter or by-laws that is inconsistent with the terms of the Investment Agreement. Investor's significant ownership of U.S. Office Products common stock may permit Investor to influence significantly matters requiring the approval of the Company's stockholders. The super-majority Board voting requirements may give Investor the ability to block the approval of certain actions requiring the super-majority vote of the Board. Together, this ownership position and the Board voting requirements may have the effect of discouraging (or possibly preventing) a future change in control of U.S. Office Products. In addition, the super-majority Board voting requirement may have the effect of limiting the Company's future use of equity to acquire businesses, raise capital, or provide employees with long-term incentives.

TAX CONSEQUENCES OF THE DISTRIBUTIONS

    Wilmer, Cutler & Pickering expects to deliver an opinion (the "Tax Opinion") at the time of the Distributions stating that for U.S. federal income tax purposes the Distributions will qualify as tax-free spin-offs under Section 355 of the Code and will not be taxable under Section 355(e) of the Code. The Company will not complete the Distributions unless it receives the Tax Opinion. The Tax Opinion will be based on the accuracy as of the time of the Distributions of factual representations made by the Company, the Spin-Off Companies and Investor, and certain other data, documentation and other materials that Wilmer, Cutler & Pickering has deemed necessary. See "U.S. Federal Tax Consequences of the Distributions."

    Assuming the Distributions qualify as tax-free spin-offs under Section 355 and are not taxable under Section 355(e), no gain or loss will be recognized by the Company or the Company's stockholders (except with respect to cash received in lieu of fractional shares) as a result of the Distributions.

    If a Distribution fails to qualify as a tax-free spin-off under Section 355, the Company will recognize gain equal to the difference between the fair market value of the common stock of the Spin-Off Company and the Company's adjusted tax basis in the common stock of the Spin-Off Company. In addition, holders of U.S. Office Products common stock will be treated as having received a taxable corporate distribution in an amount equal to the fair market value of the common stock of the Spin-Off Company that you receive in the Distribution. If the Company were to recognize gain on one or more Distributions, such gain would likely be substantial.

    If any Distribution is taxable under Section 355(e), but otherwise qualifies as a tax-free spin-off, the Company will recognize gain equal to the difference between the fair market value of the common stock of the Spin-Off Company and the Company's adjusted tax basis in the common stock of the Spin-Off Company. However, no gain or loss will be attributable to holders of U.S. Office Products' common stock as the result of a Distribution being taxable under
Section 355(e). If the Company were to recognize gain on one or more Distributions, such gain would likely be substantial.

    Certain limitations under Section 355 may restrict the Company's ability to issue capital stock after the Distributions. These limitations will generally prevent the Company from issuing capital stock to the extent the issuance is part of a plan, which includes a Distribution, pursuant to which one or more people or organizations acquire capital stock of the Company that represents 50% or more of the voting power or 50% or more of the value of the Company's capital stock. These limitations may restrict the Company's ability to undertake transactions involving issuances of capital stock of the Company that management otherwise believes would be beneficial.

                          U.S. OFFICE PRODUCTS COMPANY

            INTRODUCTION TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

    The unaudited pro forma financial statements give effect to (i) the Equity Self-Tender, (ii) the Distributions, and (iii) the Equity Investment contemplated by the Strategic Restructuring Plan, (iv) the 2001 Note Offer, (v) the 2003 Note Tender, (vi) the New Borrowings to be undertaken in conjunction with the Strategic Restructuring Plan and (vii) all acquisitions completed through March 20, 1998. The unaudited pro forma combined financial statements do not give effect to the allocation of corporate overhead to the Spin-Off Companies.

    The pro forma combined balance sheet gives effect to (i) the Equity Self-Tender, (ii) the Distributions, (iii) the Equity Investment, (iv) the 2001 Note Offer, (v) the 2003 Note Tender, (vi) the New Borrowings and (vii) the businesses acquired by the Company after January 24, 1998 in business combinations accounted for under the purchase method (the "Post January 24, 1998 Purchase Acquisitions"), as if all such transactions had occurred as of the Company's most recent balance sheet date, January 24, 1998.

    The pro forma combined statement of income for the nine months ended January 24, 1998 gives effect to (i) the Equity Self-Tender; (ii) the Distributions;
(iii) the Equity Investment; (iv) the 2001 Note Offer; (v) the 2003 Note Tender;
(vi) the New Borrowings; and (vii) the business combinations accounted for under the purchase method during fiscal 1998 (the "Fiscal 1998 Purchase Acquisitions"), as if all such transactions had occurred on April 27, 1997. The pro forma combined statement of income for the nine months ended January 24, 1998 is comprised of (i) the unaudited financial information of the Company for the nine months ended January 24, 1998; and (ii) the unaudited financial information of the Fiscal 1998 Purchase Acquisitions for the period from April 27, 1997 through their respective acquisition dates, except for the financial information of the Post January 24, 1998 Purchase Acquisitions which is included through January 24, 1998.

    The pro forma combined statement of income for the nine months ended January 25, 1997 gives effect to (i) the Equity Self-Tender; (ii) the Distributions;
(iii) the Equity Investment; (iv) the 2001 Note Offer; (v) the 2003 Note Tender;
(vi) the New Borrowings; (vii) the business combinations accounted for under the purchase method during fiscal 1997 (the "Fiscal 1997 Purchase Acquisitions"); and (viii) the Fiscal 1998 Purchase Acquisitions, as if all such transactions had occurred on May 1, 1996. The pro forma combined statement of income for the nine months ended January 25, 1997 is comprised of (i) the unaudited financial information of the Company for the nine months ended January 25, 1997; (ii) the unaudited financial information of the Fiscal 1997 Purchase Acquisitions for the period from May 1, 1996 through the earlier of January 25, 1997 or their respective dates of acquisition; and (iii) the unaudited financial information of the Fiscal 1998 Purchase Acquisitions for the period from May 1, 1996 through January 25, 1997.

    The pro forma combined statement of income for the fiscal year ended April 26, 1997 gives effect to (i) the Equity Self-Tender; (ii) the Distributions,
(iii) the Equity Investment; (iv) the 2001 Note Offer; (v) the 2003 Note Tender;
(vi) the New Borrowings; (vii) the Fiscal 1997 Purchase Acquisition; and (viii) the Fiscal 1998 Purchase Acquisitions, as if all such transactions had occurred on May 1, 1996. The pro forma combined statement of income for the year ended April 26, 1997 is comprised of (i) the audited financial information of the Company for the fiscal year ended April 26, 1997; (ii) the unaudited financial information of the Fiscal 1997 Purchase Acquisitions for the period from May 1, 1996 through their respective dates of acquisition and (iii) the unaudited financial information of the Fiscal 1998 Purchase Acquisitions for the period from May 1, 1996 through April 26, 1997.

    The historical financial statements of the Company give retroactive effect to the results of the 25 companies (related to continuing operations) acquired by the Company during the fiscal year ended

                          U.S. OFFICE PRODUCTS COMPANY

            INTRODUCTION TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                            (UNAUDITED) (CONTINUED)

April 26, 1997 which were acquired in business combinations accounted for under the pooling-of-interests method of accounting. The results of the companies included in the Spin-Off Companies have been reflected as discontinued operations in the Company's historical statement of income.

    The pro forma adjustments are based upon preliminary estimates, available information and certain assumptions that management deems appropriate. The unaudited pro forma combined financial data presented herein does not purport to represent the results that the Company would have obtained had the transactions which are the subject of pro forma adjustments occurred at the beginning of the applicable periods, as assumed, or the future results of the Company. The pro forma combined financial statements should be read in conjunction with the Company's audited consolidated financial statements.

                          U.S. OFFICE PRODUCTS COMPANY
                        PRO FORMA COMBINED BALANCE SHEET
                                JANUARY 24, 1998
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                           POST
                              U.S.      JANUARY 24,                  PRO FORMA ADJUSTMENTS
                             OFFICE        1998       ---------------------------------------------------
                            PRODUCTS     PURCHASE      PURCHASE            EQUITY
                            COMPANY    ACQUISITIONS   ACCOUNTING         SELF-TENDER        DISTRIBUTIONS
                           ----------  -------------  -----------       -------------       -------------
                                                               ASSETS
Current assets:
  Cash and cash
    equivalents..........  $  45,258       $  108      $(22,754)(a)     $   907,388(b)        $
                                                                             70,000(b)
                                                                         (1,000,000)(b)
  Accounts receivable,
    net..................    324,976        5,077
  Inventory, net.........    239,043        2,035
  Prepaid and other
    current assets.......    103,624           94                            (1,447)(b)
                           ----------  -------------  -----------       -------------       -------------
      Total current
        assets...........    712,901        7,314       (22,754)            (24,059)

Property and equipment,
  net....................    217,228        6,144
Intangible assets, net...    903,722                     13,255(a)
Other assets.............    174,549          317                            (3,739)(b)
Net assets of
  discontinued
  operations:
  Amounts to become
    receivable upon the
    Distributions........    114,959                                                           (114,959)(c)
  All other net assets...    346,083                                                           (346,083)(d)
                           ----------  -------------  -----------       -------------       -------------
      Total assets.......  $2,469,442      $13,775     $ (9,499)        $   (27,798)          $(461,042)
                           ----------  -------------  -----------       -------------       -------------
                           ----------  -------------  -----------       -------------       -------------


                                            PRO FORMA ADJUSTMENTS
                               -----------------------------------------------
                                 EQUITY           2001 NOTE         2003 NOTE        PRO FORMA
                               INVESTMENT           OFFER            TENDER           COMBINED
                               -----------       -----------       -----------       ----------
                                                            ASSETS
Current assets:
  Cash and cash
    equivalents..........      $ 270,000(e)      $                 $ 217,350(h)      $
                                (270,000)(e)                        (217,350)(h)

  Accounts receivable,
    net..................                                                              330,053
  Inventory, net.........                                                              241,078
  Prepaid and other
    current assets.......                                                              102,271
                               -----------       -----------       -----------       ----------
      Total current
        assets...........                                                              673,402
Property and equipment,
  net....................                                                              223,372
Intangible assets, net...                                                              916,977
Other assets.............         30,000(f)         (3,275) (g)       (5,518)(h)       192,334
Net assets of
  discontinued
  operations:
  Amounts to become
    receivable upon the
    Distributions........
  All other net assets...
                               -----------       -----------       -----------       ----------
      Total assets.......      $  30,000         $  (3,275)        $  (5,518)        $2,006,085
                               -----------       -----------       -----------       ----------
                               -----------       -----------       -----------       ----------

                          U.S. OFFICE PRODUCTS COMPANY
                        PRO FORMA COMBINED BALANCE SHEET
                                JANUARY 24, 1998
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                    POST                      PRO FORMA ADJUSTMENTS
                                U.S. OFFICE   JANUARY 24, 1998   -----------------------------------------------
                                 PRODUCTS         PURCHASE        PURCHASE          EQUITY
                                  COMPANY       ACQUISITIONS     ACCOUNTING       SELF-TENDER      DISTRIBUTIONS
                                -----------   ----------------   ----------       -----------      -------------
                                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short term debt.............  $  332,636        $    640        $   (640)(a)    $                  $(114,959)(c)
  Accounts payable............     164,229           2,438
  Accrued compensation........      41,262
  Other accrued liabilities...      67,654           1,742                            (2,074 )(b)
                                                                                     (26,000 )(b)
                                -----------       --------       ----------       -----------      -------------
      Total current
        liabilities...........     605,781           4,820            (640)          (28,074 )        (114,959)

Long-term debt................     381,844           3,817          (3,817)(a)       907,388 (b)
Deferred income taxes.........       2,845
Other long-term liabilities
  and minority interests......       6,050              96
                                -----------       --------       ----------       -----------      -------------
      Total liabilities.......     996,520           8,733          (4,457)          879,314          (114,959)

Stockholders' equity:
  Common stock................         133                                               (37 )(b)
                                                                                           5 (b)
  Paid-in capital.............   1,463,523                                            69,995 (b)      (314,514)(d)
                                                                                    (999,963 )(b)
                                                                                      65,000 (b)
  Cumulative translation
    adjustment................    (113,022)
  Retained earnings
    (deficit).................     122,288                                            (3,112 )(b)      (31,569)(d)
                                                                                     (39,000 )(b)

  Equity of purchased
    companies.................                       5,042          (5,042)(a)
                                -----------       --------       ----------       -----------      -------------
      Total stockholders'
        equity................   1,472,922           5,042          (5,042)         (907,112 )        (346,083)
                                -----------       --------       ----------       -----------      -------------
      Total liabilities and
        stockholders'
        equity................  $2,469,442        $ 13,775        $ (9,499)       $  (27,798 )       $(461,042)
                                -----------       --------       ----------       -----------      -------------
                                -----------       --------       ----------       -----------      -------------

                                               PRO FORMA ADJUSTMENTS
                                    --------------------------------------------
                                      EQUITY         2001 NOTE        2003 NOTE        PRO FORMA
                                    INVESTMENT         OFFER            TENDER          COMBINED
                                    ----------       ----------       ----------       ----------
                                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short term debt.............      $(217,677)(e)    $                $                $
  Accounts payable............                                                           166,667
  Accrued compensation........                                                            41,262
  Other accrued liabilities...                          (1,311)(g)        2,853(h)        42,864

                                    ----------       ----------       ----------       ----------
      Total current
        liabilities...........       (217,677)          (1,311)           2,853          250,793
Long-term debt................        (52,323)(e)     (143,750)(g)     (230,000)(h)    1,155,509
                                       75,000(f)                        217,350(h)
Deferred income taxes.........                                                             2,845
Other long-term liabilities
  and minority interests......                                                             6,146
                                    ----------       ----------       ----------       ----------
      Total liabilities.......       (195,000)        (145,061)          (9,797)       1,415,293
Stockholders' equity:
  Common stock................             33(e)            12(g)                            146

  Paid-in capital.............        269,967(e)       168,897(g)                        707,905
                                      (15,000)(f)

  Cumulative translation
    adjustment................                                                          (113,022 )
  Retained earnings
    (deficit).................        (30,000)(f)      (25,159)(g)        7,590(h)        (4,237 )
                                                        (1,964)(g)       (3,311)(h)
  Equity of purchased
    companies.................
                                    ----------       ----------       ----------       ----------
      Total stockholders'
        equity................        225,000          141,786            4,279          590,792
                                    ----------       ----------       ----------       ----------
      Total liabilities and
        stockholders'
        equity................      $  30,000        $  (3,275)       $  (5,518)       $2,006,085
                                    ----------       ----------       ----------       ----------
                                    ----------       ----------       ----------       ----------

       See accompanying notes to pro forma combined financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                     PRO FORMA COMBINED STATEMENT OF INCOME

                   FOR THE NINE MONTHS ENDED JANUARY 25, 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                             U.S. OFFICE   FISCAL 1997  FISCAL 1998
                                                               PRODUCTS     PURCHASE     PURCHASE     PRO FORMA    PRO FORMA
                                                               COMPANY     ACQUISITIONS ACQUISITIONS ADJUSTMENTS    COMBINED
                                                             ------------  -----------  -----------  -----------  ------------
Revenues...................................................  $  1,498,320   $ 363,229    $ 226,312    $           $  2,087,861
Cost of revenues...........................................     1,077,408     259,958      150,345                   1,487,711
                                                             ------------  -----------  -----------  -----------  ------------
    Gross profit...........................................       420,912     103,271       75,967                     600,150

Selling, general and administrative expenses...............       344,474      93,201       53,931       (7,698)(i)      483,908
Amortization expense.......................................         8,072                                10,343(j)       18,415
Non-recurring acquisition costs............................         7,316                                                7,316
                                                             ------------  -----------  -----------  -----------  ------------
    Operating income.......................................        61,050      10,070       22,036       (2,645)        90,511

Other (income) expense:
  Interest expense.........................................        27,540       3,109        1,855       45,493(k)       77,997
  Interest income..........................................        (6,048)       (186)      (1,017)       7,251(k)
  Other....................................................        (4,073)     (2,156)        (501)                     (6,730)
                                                             ------------  -----------  -----------  -----------  ------------
Income from continuing operations before provision for
  income taxes and extraordinary items.....................        43,631       9,303       21,699      (55,389)        19,244
Provision for income taxes.................................        18,238       3,007        7,341      (14,153)(l)       14,433
                                                             ------------  -----------  -----------  -----------  ------------
Income from continuing operations before extraordinary
  items....................................................  $     25,393   $   6,296    $  14,358    $ (41,236)  $      4,811
                                                             ------------  -----------  -----------  -----------  ------------
                                                             ------------  -----------  -----------  -----------  ------------

Weighted average shares outstanding:
  Basic....................................................        85,978                                              146,331(m)
  Diluted..................................................        87,824                                              148,177(m)
Income per share from continuing operations before
  extraordinary items:
  Basic....................................................  $       0.30                                         $       0.03
  Diluted..................................................  $       0.29                                         $       0.03

       See accompanying notes to pro forma combined financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                     PRO FORMA COMBINED STATEMENT OF INCOME

                    FOR THE FISCAL YEAR ENDED APRIL 26, 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)

                                                         U.S. OFFICE   FISCAL 1997   FISCAL 1998
                                                           PRODUCTS      PURCHASE      PURCHASE     PRO FORMA     PRO FORMA
                                                           COMPANY     ACQUISITIONS  ACQUISITIONS  ADJUSTMENTS     COMBINED
                                                         ------------  ------------  ------------  ------------  ------------
Revenues...............................................  $  2,115,954   $  374,886    $  303,169    $            $  2,794,009
Cost of revenues.......................................     1,518,287      268,618       201,410                    1,988,315
                                                         ------------  ------------  ------------  ------------  ------------
    Gross profit.......................................       597,667      106,268       101,759                      805,694

Selling, general and administrative expenses...........       488,215       95,913        70,996        (8,257)(i)      646,867
Amortization expense...................................        12,416                                   12,722(j)       25,138
Non-recurring acquisition costs........................         8,001                                                   8,001
Restructuring costs....................................         4,201                                                   4,201
                                                         ------------  ------------  ------------  ------------  ------------
    Operating income...................................        84,834       10,355        30,763        (4,465)       121,487

Other (income) expense:
  Interest expense.....................................        36,047        3,170         2,552        62,227(k)      103,996
  Interest income......................................        (6,857)        (212)       (1,448)        8,517(k)
  Other................................................        (4,233)      (2,164)         (753)                      (7,150)
                                                         ------------  ------------  ------------  ------------  ------------
Income from continuing operations before provision for
  income taxes and extraordinary items.................        59,877        9,561        30,412       (75,209)        24,641
Provision for income taxes.............................        27,939        3,056         9,933       (22,447)(l)       18,481
                                                         ------------  ------------  ------------  ------------  ------------
Income from continuing operations before extraordinary
  items................................................  $     31,938   $    6,505    $   20,479    $  (52,762)  $      6,160
                                                         ------------  ------------  ------------                ------------
                                                         ------------  ------------  ------------  ------------  ------------
                                                                                                   ------------

Weighted average shares outstanding:
  Basic................................................        90,026                                                 146,331(m)
  Diluted..............................................        91,761                                                 148,066(m)
Income per share from continuing operations before
  extraordinary items:
  Basic................................................  $       0.35                                            $       0.04
  Diluted..............................................  $       0.35                                            $       0.04

       See accompanying notes to pro forma combined financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                                 (IN THOUSANDS)
                                  (UNAUDITED)

1. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS

    (a) Adjustment to reflect purchase price adjustments and repayment of certain short-term and long-term debt associated with the Post January 24, 1998 Purchase Acquisitions. The portion of the consideration assigned to goodwill ($13,255) in transactions accounted for under the purchase method represents the excess of the cost over the fair market value of the net assets acquired. The Company amortizes goodwill over a period of 40 years. The recoverability of the unamortized goodwill will be assessed on an ongoing basis by comparing anticipated undiscounted future cash flows from operations to net book value.

    (b) Adjustment to reflect the Equity Self-Tender, including the repurchase of 37,037 shares of common stock (including shares underlying employee stock options) by the Company for $1,000,000 and reduced by the proceeds from the exercise of employee stock options related to shares participating in the Equity Self-Tender of $70,000. The funds to finance the net $930,000 cost of the Equity Self-Tender are expected to be obtained from New Borrowings of $907,388 and cash on hand of $22,612. As a result of the New Borrowings, the adjustment also reflects the write-off of $5,186 in short-term and long-term capitalized debt issue costs related to the Company's current credit facility. The Company estimates that the proceeds from the exercise of employee stock options will be approximately $70,000 based upon 5,000 employee stock options exercised at an average exercise price of $14.00 per share. As a result of the Company allowing for the conditional exercise of employee stock options tendered pursuant to the Equity Self-Tender, such tendered stock options take on the characteristics of a combination plan during the Equity Self-Tender period (the "Deemed Combination Plan"). Combination plans are those that provide stock appreciation rights ("SARs") in combination with typical stock options. To the extent that the optionholder exercises the SAR provisions, the companion stock options are canceled. Compensation expense is recorded for cash payments made upon exercise of the deemed SARs. Upon completion of the Equity Self-Tender, stock options not accepted pursuant to the Equity Self-Tender revert to fixed option awards with terms identical to those prior to commencement of the Equity Self-Tender. The terms of the Equity Self-Tender, including the number of shares to be repurchased in relation to the total number of shares and options outstanding and the stated tender price in relation to the current market price of the Company's common stock, provide persuasive evidence that only a portion of the Deemed Combination Plan awards will be extinguished via payment under the deemed SAR provisions. The Company estimates that the compensation expense related to the option shares purchased in the Equity Self-Tender will range from $65,000 to $72,000, assuming management's estimate of the likely range of acceptance rates for the Equity Self-Tender of 22.5% to 25.0% of the total number of shares (including shares underlying options) tendered. For purposes of the pro forma combined balance sheet, the Company has reflected the after-tax compensation expense of $39,000 ($65,000 before benefit from income taxes) as a reduction to retained earnings. Additionally, other accrued liabilities has been decreased by $26,000 to reflect the expected income tax benefit and additional paid-in capital has been increased by $65,000. The Company has not included this compensation expense in the unaudited pro forma combined statements of income because it is of a non-recurring nature and is directly related to the restructuring transaction.

    (c) Adjustment to reflect the collection of $114,959 of receivables from the Spin-Off Companies at the date of the Distributions.

                          U.S. OFFICE PRODUCTS COMPANY

                                 (IN THOUSANDS)
                                  (UNAUDITED)

1. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS (CONTINUED)
    (d) Adjustment to remove the remaining net assets of the Spin-Off Companies.

    (e) Adjustment to reflect the issuance of 33,489 shares of common stock in conjunction with the Equity Investment of $270,000. The Company has made certain preliminary calculations in relation to the allocation of the proceeds to be received from Investor to the related common stock, the Warrants and the Special Warrants. These calculations cannot be finalized until the trading value of the Company's common stock immediately following the Distributions is available. The Company intends to reflect any amounts allocated to the Warrants and the Special Warrants in additional paid-in capital. The preliminary assessment of the fair value of the Warrants at the future grant date was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                      WARRANTS
                                                                                     -----------
Expected life......................................................................    9 years
Risk free interest rate............................................................     5.6%
Expected volatility of Company common stock........................................      40%
Dividend rate......................................................................      0%

       With respect to the Special Warrants, the Company's calculations assumed that all holders of the 2001 Notes accept the 2001 Note Offer. The Company does not anticipate assigning a value to the Special Warrants at the time of the Equity Investment by Investor because (i) the 2001 Note Offer is expected to have been completed prior to such Equity Investment; and (ii) the other potential events which could give rise to the exercise of the Special Warrants are considered by the Company to be contingent in nature.

       Based on the above assumptions, the Company's preliminary calculations indicate that approximately $203,700 of the proceeds from the Equity Investment will be allocated to the shares of Company common stock issued to Investor, $66,300 will be allocated to the Warrants and no value will be allocated to the Special Warrants. In arriving at these values, no discount was applied to the value of the Warrants to reflect the illiquidity of the Warrants pursuant to SFAS No. 123 issued by FASB.

    (f) Adjustment to reflect the estimated transaction fees and expenses (including financing costs) associated with the Equity Self-Tender, the Distributions, the Equity Investment and the New Borrowings of $75,000. Of this amount, $30,000 of debt issue costs will be capitalized. These fees and expenses have not been reflected in the unaudited pro forma combined statements of income because they are either capitalizable or are of a non-recurring nature and are directly related to the Strategic Restructuring Plan.

    (g) Adjustment to reflect the issuance of 11,837 shares of common stock in conjunction with the 2001 Note Offer, consisting of 8,890 shares of common stock issued in exchange for 2001 Notes and 2,947 shares of common stock to Investor in accordance with the provisions of the Special Warrants. As a result of the 2001 Note Offer, the Company will issue 1,324 shares of common stock over the contractual amount with a market value of $25,159 to induce conversion of the 2001 Notes. The $25,159 has been reflected as a reduction in retained earnings as the market value of the inducement is required to be recorded as an expense. In addition, the adjustment

                          U.S. OFFICE PRODUCTS COMPANY

                                 (IN THOUSANDS)
                                  (UNAUDITED)

1. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS (CONTINUED) reflects the write-off of $3,275 in capitalized debt issue costs related to the 2001 Notes. These expenses have not been reflected in the unaudited pro forma combined statements of income because they are of a non-recurring nature and are directly related to the Strategic Restructuring Plan.

    (h) Adjustment to reflect the early extinguishment of the 2003 Notes, $230,000 principal amount, in exchange for $217,350 in cash in the 2003 Note Tender. The Company believes that it will be able to retire the 2003 Notes at a price of 94.5% of par value, or $217,350, resulting in an extraordinary gain of $7,590, net of income taxes of $5,060, which has been reflected as an increase to retained earnings. In addition, the adjustment reflects the write-off of $5,518 in capitalized debt issue costs related to the 2003 Notes. The gain and write-off have not been reflected in the unaudited pro forma combined statements of income because they are extraordinary items and are directly related to the Strategic Restructuring Plan.

2. UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME ADJUSTMENTS

    (i) Adjustment to reflect reductions in executive compensation as a result of the elimination of certain executive positions and the renegotiations of executive compensation agreements resulting from certain acquisitions. The Company believes that these reductions are expected to remain in place for the forseeable future and are not reasonably likely to affect operating performance.

    (j) Adjustment to reflect the increase in amortization expense relating to goodwill recorded in purchase accounting related to the Fiscal 1997 Purchase Acquisitions and the Fiscal 1998 Purchase Acquisitions for the periods prior to the respective dates of acquisition. The Company has recorded goodwill amortization in the historical financial statements from the respective dates of acquisition forward. The goodwill is being amortized over an estimated life of 40 years.

    (k) Adjustment to reflect the increase in interest expense, at a weighted average rate of 9.0%, resulting from the increase in debt outstanding to $1,155,509 as a result of the Equity Self-Tender, partially offset by the proceeds from the Equity Investment, and the effects of the 2001 Note Offer and the 2003 Note Tender assuming full exchange and tender, respectively. The weighted average interest rate of 9.0% was determined based upon $755,509 outstanding under the terms of the new bank loan facility at annual interest rates of LIBOR plus margins ranging from 2.25% to 2.5% (approximately 7.9% to 8.15%) and the issuance of $400,000 of senior subordinated notes at an annual interest rate of approximately 9.0%, plus commitment fees on unused balances and amortization of the related debt issue costs. Pro forma interest expense will fluctuate $5,778 on an annual basis for each 0.5% change in interest rates. Depending on market conditions at the time the senior subordinated notes are offered and when funds are borrowed under the new bank loan facility, the interest rates may vary from those indicated herein.

    (l) Adjustment to calculate the provision for income taxes on the combined pro forma results at effective income tax rates of approximately 75%, 65% and 75% for the fiscal year ended April 26, 1997 and the nine months ended January 24, 1998 and January 25, 1997, respectively. The difference between the effective tax rates and the statutory tax rate of 35% relates primarily to state income taxes and non-deductible goodwill amortization expense. This adjustment assumes

                          U.S. OFFICE PRODUCTS COMPANY

                                 (IN THOUSANDS)
                                  (UNAUDITED)

2. UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME ADJUSTMENTS (CONTINUED) that all companies were taxed at the effective tax rates regardless of how they were taxed prior to being acquired by the Company, including those companies that previously paid no taxes under Subchapter S.

    (m) Basic pro forma earnings per share is calculated based upon 146,331 weighted average shares of common stock outstanding for the year ended April 26, 1997 and the nine months ended January 24, 1998 and January 25, 1997. The amounts are comprised of 133,042 shares outstanding for each of the periods, 37,037 shares repurchased as a result of the Equity Self-Tender, the issuance of 36,436 shares as a result of the Equity Investment, the issuance of 5,000 shares related to employee stock options participating in the Equity Self-Tender and the issuance of 8,890 shares as a result of the 2001 Note Offer, assuming full conversion. The weighted average shares outstanding used to calculate diluted pro forma earnings per share is based upon the basic weighted average shares outstanding plus 1,735, 2,426 and 1,846 common stock equivalents considered to be outstanding related to stock options for the year ended April 26, 1997 and the nine months ended January 24, 1998 and January 25, 1997, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of U.S. Office Products Company

    In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheet and the consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of U.S. Office Products Company and its subsidiaries at April 26, 1997 and April 30, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 26, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain wholly-owned subsidiaries, which statements reflect net income of $7.4 million and $10.4 million included in the Company's income from discontinued operations, net of income taxes, for fiscal years ended April 30, 1996 and 1995, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for those wholly-owned subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

    As described in Note 4, as a result of the Strategic Restructuring Plan, the Company has restated its financial statements to account for certain business combinations as purchase transactions.

PRICE WATERHOUSE LLP

Minneapolis, Minnesota
June 6, 1997, except as to the second paragraph of the Common Stock section of Note 15, which is as of November 6, 1997 and Note 4, which is as of January 13, 1998

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
  School Specialty, Inc.

    We have audited the balance sheets of School Specialty, Inc. (formerly known as EDA Corporation) (the Company) as of December 31, 1995 and 1994, and the related statements of operations, changes in shareholders' deficit and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Milwaukee, Wisconsin
February 2, 1996

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
  The Re-Print Corporation
  Birmingham, Alabama

    We have audited the accompanying balance sheets of The Re-Print Corporation as of December 31, 1995 and 1994, and the related statements of income, stockholders' equity, and cash flows for three years ended December 31, 1995, 1994, and 1993 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Re-Print Corporation at December 31, 1995 and 1994, and the results of its operations and its cash flows for three years ended December 31, 1995, 1994, and 1993 in conformity with generally accepted accounting principles.

BDO SEIDMAN, LLP

Atlanta, Georgia
February 8, 1996

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  Hano Document Printers, Inc.:

    We have audited the balance sheet of Hano Document Printers, Inc. as of December 31, 1995 and the related statements of income, stockholders' equity, and cash flows for the year then ended, which are not included herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hano Document Printers, Inc. as of December 31, 1995 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Norfolk, Virginia
August 28, 1996

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  SFI Corp. and Hano Document Printers, Inc.:

    We have audited the combined balance sheet of SFI Corp. and Hano Document Printers, Inc. (collectively referred to as the "Companies") as of December 31, 1994, and the related statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1994, which are not included herein. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of SFI Corp. and Hano Document Printers, Inc. as of December 31, 1994 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Norfolk, Virginia
August 28, 1996

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
  Fortran Corp.
  Newington, Virginia

    We have audited the accompanying balance sheet of Fortran Corp. as of March 31, 1996, and 1995 and the related statements of earnings, changes in stockholders' equity, and cash flows for the years ended March 31, 1996, 1995, and 1994 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to and above present fairly, in all material respects, the financial position of Fortran Corp. as of March 31, 1996, and 1995 and the results of its operations and its cash flows for three years ended March 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

    As described in Note 9 to the financial statements, on August 21, 1996, the Company entered into a letter of intent to exchange all of its issued and outstanding shares of common stock for shares of U.S. Office Products Company common stock.

RUBIN, KOEHMSTEDT AND NADLER

Springfield, Virginia
June 7, 1996, except for Note 9,
as to which the date is
October 24, 1996

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
  MTA, Inc.
  Seattle, Washington

    We have audited the consolidated balance sheet of MTA, Inc. (the Company) as of December 31, 1995 and the related statements of income and retained earnings and of cash flows for the period from January 25, 1995 (date of incorporation) to December 31, 1995 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MTA, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the period from January 25, 1995 (date of incorporation) to December 31, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Seattle, Washington
September 23, 1996

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
  United Envelope Co., Inc.

    We have audited the combined balance sheets of United Envelope Co., Inc. and its affiliate, Rex Envelope Co., Inc., as at December 31, 1995 and 1994, and the related combined statements of income and retained earnings and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As referred to in Note A on "Principles of Combination," the companies, whose financial statements are combined, are related through common ownership and control. In addition, each has pledged certain assets and guaranteed long-term indebtedness of the other as described in the notes to financial statements. In view of their close operating and financial relationship, the preparation of combined financial statements was considered appropriate. The combined statements, however, do not refer to a legal entity and neither of the companies guarantees trade obligations of the other.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of United Envelope Co., Inc. and its affiliate as at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

HERTZ, HERSON & COMPANY, LLP

New York, New York
March 6, 1996

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
  Huxley Envelope Corporation

    We have audited the balance sheets of Huxley Envelope Corporation as of December 31, 1995 and 1994, and the related statements of income and retained earnings (accumulated deficit) and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huxley Envelope Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

HERTZ, HERSON & COMPANY, LLP

New York, New York
March 4, 1996

                          U.S. OFFICE PRODUCTS COMPANY

                           CONSOLIDATED BALANCE SHEET

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                            APRIL 30,    APRIL 26,    JANUARY 24,
                                                                               1996         1997          1998
                                                                            ----------  ------------  ------------
                                                                                                      (UNAUDITED)
                                               ASSETS
Current assets:
  Cash and cash equivalents...............................................  $  183,483  $     44,026  $     45,258
  Accounts receivable, less allowance for doubtful accounts of $3,586,
    $7,337 and $9,110, respectively.......................................     159,448       283,751       324,976
  Inventory...............................................................     103,768       225,998       239,043
  Prepaid expenses and other current assets...............................      47,994        74,580       103,624
                                                                            ----------  ------------  ------------
      Total current assets................................................     494,693       628,355       712,901

Property and equipment, net...............................................      77,529       182,633       217,228
Intangible assets, net....................................................     135,140       611,474       903,722
Other assets..............................................................      64,942       113,407       174,549
Net assets of discontinued operations:
  Amounts to become receivable upon the Distributions.....................                    87,700       114,959
  All other net assets....................................................      33,674        83,422       346,083
                                                                            ----------  ------------  ------------
      Total assets........................................................  $  805,978  $  1,706,991  $  2,469,442
                                                                            ----------  ------------  ------------
                                                                            ----------  ------------  ------------

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt.........................................................  $   94,174  $    144,125  $    332,636
  Accounts payable........................................................      87,546       153,915       164,229
  Accrued compensation....................................................      16,775        32,515        41,262
  Other accrued liabilities...............................................      22,074        63,814        67,654
                                                                            ----------  ------------  ------------
      Total current liabilities...........................................     220,569       394,369       605,781

Long-term debt............................................................     176,230       380,209       381,844
Deferred income taxes.....................................................       6,186         2,458         2,845
Other long-term liabilities and minority interests........................       8,247         8,807         6,050
                                                                            ----------  ------------  ------------
      Total liabilities...................................................     411,232       785,843       996,520
                                                                            ----------  ------------  ------------

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.001 par value, 500,000 shares authorized, none outstanding
  Common stock, $.001 par value, 500,000,000 shares authorized,
    79,464,423, 104,479,004 and 133,041,979 shares issued and outstanding,
    respectively..........................................................          79           104           133
  Additional paid-in capital..............................................     319,906       867,039     1,463,523
  Cumulative translation adjustment.......................................         770        (5,583)     (113,022)
  Retained earnings.......................................................      73,991        59,588       122,288
                                                                            ----------  ------------  ------------
      Total stockholders' equity..........................................     394,746       921,148     1,472,922
                                                                            ----------  ------------  ------------
      Total liabilities and stockholders' equity..........................  $  805,978  $  1,706,991  $  2,469,442
                                                                            ----------  ------------  ------------
                                                                            ----------  ------------  ------------

          See accompanying notes to consolidated financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                        CONSOLIDATED STATEMENT OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                            FOR THE NINE MONTHS
                                                           FOR THE FISCAL YEAR ENDED               ENDED
                                                       ---------------------------------  ------------------------
                                                        APRIL 30,   APRIL 30,  APRIL 26,  JANUARY 25,  JANUARY 24,
                                                          1995        1996       1997        1997         1998
                                                       -----------  ---------  ---------  -----------  -----------

                                                                                                (UNAUDITED)
Revenues.............................................   $ 658,494   $1,061,528 $2,115,954  $1,498,320   $1,930,113
Cost of revenues.....................................     485,955     789,436  1,518,287   1,077,408    1,390,855
                                                       -----------  ---------  ---------  -----------  -----------
    Gross profit.....................................     172,539     272,092    597,667     420,912      539,258

Selling, general and administrative expenses.........     152,176     231,569    488,215     344,474      436,037
Amortization expense.................................         801       2,711     12,416       8,072       13,830
Non-recurring acquisition costs......................                   8,057      8,001       7,316
Restructuring costs..................................                     682      4,201
                                                       -----------  ---------  ---------  -----------  -----------
    Operating income.................................      19,562      29,073     84,834      61,050       89,391

Interest expense.....................................       3,401       8,132     36,047      27,540       27,534
Interest income......................................        (675)     (3,506)    (6,857)     (6,048)      (1,545)
Other income.........................................      (1,456)       (684)    (4,233)     (4,073)      (6,369)
                                                       -----------  ---------  ---------  -----------  -----------
Income from continuing operations before provision
  for income taxes and extraordinary items...........      18,292      25,131     59,877      43,631       69,771
Provision for income taxes...........................       2,800       6,032     27,939      18,238       32,535
                                                       -----------  ---------  ---------  -----------  -----------
Income from continuing operations before
  extraordinary items................................      15,492      19,099     31,938      25,393       37,236
Income from discontinued operations, net of income
  taxes..............................................      15,675      15,778     26,800      20,411       25,464
                                                       -----------  ---------  ---------  -----------  -----------
Income before extraordinary items....................      31,167      34,877     58,738      45,804       62,700
Extraordinary items--losses on early terminations of
  credit facilities, net of income taxes.............                     701      1,450         612
                                                       -----------  ---------  ---------  -----------  -----------
Net income...........................................   $  31,167   $  34,176  $  57,288   $  45,192    $  62,700
                                                       -----------  ---------  ---------  -----------  -----------
                                                       -----------  ---------  ---------  -----------  -----------
Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items............................   $    0.34   $    0.28  $    0.35   $    0.30    $    0.32
    Income from discontinued operations..............        0.34        0.24       0.31        0.24         0.23
    Extraordinary items..............................                   (0.01)     (0.02)      (0.01)
                                                       -----------  ---------  ---------  -----------  -----------
    Net income.......................................   $    0.68   $    0.51  $    0.64   $    0.53    $    0.55
                                                       -----------  ---------  ---------  -----------  -----------
                                                       -----------  ---------  ---------  -----------  -----------
  Diluted:
    Income from continuing operations before
      extraordinary items............................   $    0.34   $    0.28  $    0.35   $    0.29    $    0.32
    Income from discontinued operations..............        0.34        0.23       0.29        0.23         0.22
    Extraordinary items..............................                   (0.01)     (0.02)      (0.01)
                                                       -----------  ---------  ---------  -----------  -----------
    Net Income.......................................        0.68   $    0.50  $    0.62   $    0.51    $    0.54
                                                       -----------  ---------  ---------  -----------  -----------
                                                       -----------  ---------  ---------  -----------  -----------

Unaudited pro forma income from continuing operations
  before extraordinary items (see Note 11)...........                          $  29,962
                                                                               ---------
                                                                               ---------

Unaudited pro forma basic income per share from
  continuing operations before extraordinary items...                          $    0.33
                                                                               ---------
                                                                               ---------

Unaudited pro forma diluted income per share from
  continuing operations before extraordinary items...                          $    0.33
                                                                               ---------
                                                                               ---------

          See accompanying notes to consolidated financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                             COMMON STOCK      ADDITIONAL   CUMULATIVE                             TOTAL
                                          ------------------    PAID-IN     TRANSLATION  RETAINED   TREASURY   STOCKHOLDERS'
                                            SHARES    AMOUNT    CAPITAL     ADJUSTMENT   EARNINGS    STOCK        EQUITY
                                          ----------  ------   ----------   ----------   --------   --------   -------------
Balance at April 30, 1994...............  38,443,262  $  38     $26,483       $ (340)    $ 58,733   $ (7,562)     $77,352
  Transactions of Combined Companies
  upon formation of Company:
    Issuance of common stock............   5,817,000      6          (5)                                                1
    Capital contribution................                          1,500                                             1,500
    Distributions to stockholders.......                                                  (11,300)                (11,300)
    Adjustments to stockholders'
      equity............................                        (12,597)                    5,035      7,562
    Cash dividends......................                                                     (222)                   (222)
  Issuance of common stock, net of
    associated expenses in conjunction
    with:
    Initial public offering.............   5,606,250      6      32,684                                            32,690
    Acquisition.........................   1,312,500      1       8,749                                             8,750
  Transactions of Pooled Companies:
    Exercise of warrants and stock
      options...........................      20,345                201                                               201
    Cash dividends......................                                                  (16,086)                (16,086)
  Adjustment to conform the year-ends of
    Pooled Companies....................                                                    2,235                   2,235
  Cumulative translation adjustments....                                         207                                  207
  Net income............................                                                   31,167                  31,167
                                          ----------  ------   ----------   ----------   --------   --------   -------------

Balance at April 30, 1995...............  51,199,357     51      57,015         (133)      69,562                 126,495
  Issuances of common stock, net of
    associated expenses in conjunction
    with:
    Public offerings....................  14,352,068     14     174,723                                           174,737
    Acquisitions........................  11,120,163     11      68,607                                            68,618
    Exercise of stock options, including
      tax benefits......................      95,025              1,023                                             1,023
  Transactions of Pooled Companies:
    Issuances of common stock for cash
      and repayment of debt.............     872,249      1       8,297                                             8,298
    Capital contributions...............                            500                                               500
    Exercise of warrants and stock
      options...........................     978,923      1       1,752                                             1,753
    Cash and stock dividends............     846,638      1       1,361                   (32,017)                (30,655)
  Undistributed earnings of Subchapter S
    corporations acquired in pooling-of-
    interests business combinations.....                          6,628                    (6,628)
  Adjustment to conform the year-ends of
    Pooled Companies....................                                                    8,898                   8,898
  Cumulative translation adjustments....                                         903                                  903
  Net income............................                                                   34,176                  34,176
                                          ----------  ------   ----------   ----------   --------   --------   -------------

Balance at April 30, 1996...............  79,464,423     79     319,906          770       73,991                 394,746

                                  (Continued)

                          U.S. OFFICE PRODUCTS COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                  COMMON STOCK          ADDITIONAL   CUMULATIVE
                                           --------------------------    PAID-IN     TRANSLATION   RETAINED    TREASURY
                                              SHARES        AMOUNT       CAPITAL     ADJUSTMENT    EARNINGS      STOCK
                                           -------------  -----------  ------------  -----------  ----------  -----------
Balance at April 30, 1996................     79,464,423   $      79   $    313,278  $       770  $   80,619
  Issuances of common stock, net of
    associated expenses in conjunction
    with:
    Public offering......................     13,023,497          13        275,699
    Direct equity investment.............      1,875,000           2         38,111
    Acquisitions.........................      8,685,450           9        166,071
    Exercise of stock options, including
      tax benefits.......................        197,742                      2,843
    Employee stock purchase plan.........        229,998                      3,145
  Transactions of Pooled Companies:
    Issuances of common stock for
      repayment of debt and payment of
      acquisition expenses...............        409,631                      6,859
    Capital contributions................         12,342                      1,857
    Exercise of warrants and stock
      options............................        478,616           1          1,979
    Retirement of common stock...........        102,305                       (443)                     (34)
    Cash dividends paid and declared.....                                                            (20,931)
  Undistributed earnings of Subchapter S
    corporations acquired in
    pooling-of-interests business
    combinations.........................                                    57,640                  (57,640)
  Adjustment to conform the year-ends of
    Pooled Companies.....................                                                                286
  Cumulative translation adjustments.....                                                 (6,353)
  Net income.............................                                                             57,288
                                           -------------       -----   ------------  -----------  ----------  -----------
Balance at April 26, 1997................    104,479,004         104        867,039       (5,583)     59,588
Unaudited data:
  Issuance of common stock, net of
    associated expenses in conjunction
    with:
    Acquisitions.........................     27,792,099          28        585,509
    Repayment of debt....................         28,179                        570
    Exercise of stock options, including
      tax benefits.......................        609,494           1          7,600
    Employee stock purchase plan.........        169,723                      2,805
  Share adjustments at Pooled
    Companies............................        (36,520)
  Cumulative translation adjustments.....                                               (107,439)
  Net income.............................                                                             62,700
                                           -------------       -----   ------------  -----------  ----------  -----------
Balance at January 24, 1998
  (unaudited)............................    133,041,979   $     133   $  1,463,523  $  (113,022) $  122,288
                                           -------------       -----   ------------  -----------  ----------  -----------
                                           -------------       -----   ------------  -----------  ----------  -----------

                                              TOTAL
                                           STOCKHOLDERS'
                                              EQUITY
                                           ------------
Balance at April 30, 1996................   $  394,746
  Issuances of common stock, net of
    associated expenses in conjunction
    with:
    Public offering......................      275,712
    Direct equity investment.............       38,113
    Acquisitions.........................      166,080
    Exercise of stock options, including
      tax benefits.......................        2,843
    Employee stock purchase plan.........        3,145
  Transactions of Pooled Companies:
    Issuances of common stock for
      repayment of debt and payment of
      acquisition expenses...............        6,859
    Capital contributions................        1,857
    Exercise of warrants and stock
      options............................        1,980
    Retirement of common stock...........         (477)
    Cash dividends paid and declared.....      (20,931)
  Undistributed earnings of Subchapter S
    corporations acquired in
    pooling-of-interests business
    combinations.........................
  Adjustment to conform the year-ends of
    Pooled Companies.....................          286
  Cumulative translation adjustments.....       (6,353)
  Net income.............................       57,288
                                           ------------
Balance at April 26, 1997................      921,148
Unaudited data:
  Issuance of common stock, net of
    associated expenses in conjunction
    with:
    Acquisitions.........................      585,537
    Repayment of debt....................          570
    Exercise of stock options, including
      tax benefits.......................        7,601
    Employee stock purchase plan.........        2,805
  Share adjustments at Pooled
    Companies............................
  Cumulative translation adjustments.....     (107,439)
  Net income.............................       62,700
                                           ------------
Balance at January 24, 1998
  (unaudited)............................   $1,472,922
                                           ------------
                                           ------------

          See accompanying notes to consolidated financial statements

                          U.S. OFFICE PRODUCTS COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                     FOR THE NINE MONTHS
                                                                    FOR THE FISCAL YEAR ENDED               ENDED
                                                                ---------------------------------  ------------------------
                                                                 APRIL 30,   APRIL 30,  APRIL 26,  JANUARY 25,  JANUARY 24,
                                                                   1995        1996       1997        1997         1998
                                                                -----------  ---------  ---------  -----------  -----------

                                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...........................................   $  31,167   $  34,176  $  57,288   $  45,192    $  62,700
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Income from discontinued operations.......................     (15,675)    (15,778)   (26,800)    (20,411)     (25,464)
    Depreciation and amortization.............................       6,521      10,999     36,102      23,233       41,787
    Non-recurring acquisition costs...........................                   8,057      8,001       7,316
    Payments of restructuring costs...........................                                                      (1,900)
    Unrealized foreign currency gain..........................                             (3,420)     (3,420)
    Deferred income taxes.....................................        (367)       (196)    (1,035)      3,600           73
    Extraordinary losses......................................                     701      1,450         612
    Equity in net income of affiliate.........................                               (782)       (265)        (878)
    Gain on sale of investment................................                                                      (1,059)
    Changes in current assets and liabilities (net of assets
      acquired and liabilities assumed in business
      combinations):
      Accounts receivable.....................................     (18,911)        969    (26,237)    (32,154)     (29,940)
      Inventories.............................................      (6,130)      1,861     (3,400)     (6,718)     (14,417)
      Prepaid expenses and other current assets...............      (1,417)    (23,780)    (6,059)     (1,539)      (3,909)
      Accounts payable........................................       7,349       2,802    (26,692)    (22,922)       2,245
      Accrued liabilities.....................................       5,204        (565)     7,396      (1,771)       5,699
                                                                -----------  ---------  ---------  -----------  -----------
        Net cash provided by (used in) operating activities...       7,741      19,246     15,812      (9,247)      34,937
                                                                -----------  ---------  ---------  -----------  -----------
Cash flows from investing activities:
  Cash paid in acquisitions, net of cash received.............     (15,993)    (89,223)  (345,319)   (323,813)     (33,642)
  Payments of acquisition costs...............................                  (7,283)    (5,343)     (4,094)      (3,871)
  Additions to property and equipment, net of disposals.......     (11,049)    (17,868)   (34,036)    (15,891)     (28,200)
  Investment in affiliate.....................................                            (41,270)    (41,270)     (40,773)
  Proceeds from sale of investment............................                                                       5,729
  Other.......................................................         867      (5,687)     2,013      (5,476)       3,190
                                                                -----------  ---------  ---------  -----------  -----------
        Net cash used in investing activities.................     (26,175)   (120,061)  (423,955)   (390,544)     (97,567)
                                                                -----------  ---------  ---------  -----------  -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock......................      32,811     180,230    318,899      41,868        8,239
  Proceeds from issuance of long-term debt....................       6,553     139,040    225,387     224,080          457
  Payments of long-term debt..................................      (3,643)    (13,143)  (174,788)   (163,112)     (10,647)
  Net advances to discontinued operations.....................                           (111,891)    (76,021)     (99,213)
  Proceeds from (payments of) short-term debt, net............       3,433     (39,077)    24,132     259,705      172,000
  Payments to terminate credit facility.......................                               (261)       (261)
  Payments of dividends at Pooled Companies...................      (7,700)     (8,287)    (6,158)     (6,122)
  Capital contributed by stockholders of Pooled Companies.....                     400      1,814       1,814
  Adjustment to conform fiscal year-ends of certain Pooled
    Companies.................................................         601      (1,397)       286         286
  Capital contributed by Combined Company stockholder.........       1,500
  Payments to stockholders of Combined Companies..............     (11,300)
                                                                -----------  ---------  ---------  -----------  -----------
        Net cash provided by financing activities.............      22,255     257,766    277,420     282,237       70,836
                                                                -----------  ---------  ---------  -----------  -----------
Effect of exchange rates on cash and cash equivalents.........        (180)       (121)      (511)       (345)      (3,159)
                                                                -----------  ---------  ---------  -----------  -----------
Cash provided by (used in) discontinued operations............       3,549       1,707     (8,223)     (3,170)      (3,815)
                                                                -----------  ---------  ---------  -----------  -----------
Net increase (decrease) in cash and cash equivalents..........       7,190     158,537   (139,457)   (121,069)       1,232
Cash and cash equivalents at beginning of period..............      17,756      24,946    183,483     183,483       44,026
                                                                -----------  ---------  ---------  -----------  -----------
Cash and cash equivalents at end of period....................   $  24,946   $ 183,483  $  44,026   $  62,414    $  45,258
                                                                -----------  ---------  ---------  -----------  -----------
                                                                -----------  ---------  ---------  -----------  -----------
Supplemental disclosure of cash flow information:
    Interest paid.............................................   $   7,731   $   3,426  $  36,536   $  28,980    $  26,962
    Income taxes paid.........................................       7,044       7,814     22,734      18,852       24,017

                          U.S. OFFICE PRODUCTS COMPANY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

    The Company issued common stock, notes payable and cash in connection with certain business combinations accounted for under the purchase method during fiscal 1995, 1996 and 1997 and the nine months ended January 25, 1997 and January 24, 1998. The fair values of the assets and liabilities of the acquired companies at the dates of the acquisitions are presented as follows:

                                                                                                           FOR THE NINE MONTHS
                                                                        FOR THE FISCAL YEAR ENDED                 ENDED
                                                                  -------------------------------------  ------------------------
                                                                   APRIL 30,    APRIL 30,    APRIL 26,   JANUARY 25,  JANUARY 24,
                                                                     1995         1996         1997         1997         1998
                                                                  -----------  -----------  -----------  -----------  -----------

                                                                                                               (UNAUDITED)
Accounts receivable.............................................   $  15,350    $  70,640    $  99,747    $  88,202    $  27,284
Inventories.....................................................      10,331       49,602      115,995      119,584       18,970
Prepaid expenses and other current assets.......................         956        8,412       20,874       13,559       15,806
Property and equipment..........................................       3,248       30,442       94,112      107,202       52,695
Intangible assets...............................................      21,079      119,493      490,011      432,219      371,606
Other assets....................................................      (1,149)      51,698        7,748        5,174       34,759
Short-term debt.................................................      (8,253)     (95,971)     (20,612)     (12,819)      (8,755)
Accounts payable................................................      (9,180)     (44,034)     (99,753)     (89,338)     (20,058)
Accrued liabilities.............................................      (3,297)     (19,719)     (52,464)     (81,506)     (13,870)
Long-term debt..................................................        (905)     (11,635)    (153,448)    (115,017)     (20,320)
Other long-term liabilities and minority interest...............        (437)      (7,751)      (1,296)      (8,262)        (357)
                                                                  -----------  -----------  -----------  -----------  -----------
        Net assets acquired.....................................   $  27,743    $ 151,177    $ 500,914    $ 458,998    $ 457,760
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------
The acquisitions were funded as follows:

Common stock....................................................   $   8,750    $  61,167    $ 155,595    $ 135,185    $ 424,118
Debt............................................................       3,000          787
Cash............................................................      15,993       89,223      345,319      323,813       33,642
                                                                  -----------  -----------  -----------  -----------  -----------
    Total.......................................................   $  27,743    $ 151,177    $ 500,914    $ 458,998    $ 457,760
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------

Noncash transactions:

- During fiscal 1996, 1997 and the nine months ended January 24, 1998 (unaudited) the Company issued 291,671, 384,630 and 28,179 shares of common stock, respectively, to repay $2,470, $6,359 and $570 of indebtedness, respectively.

- During fiscal 1996, 1997 and the nine months ended January 24, 1998 (unaudited), the Company recorded additional paid-in capital of approximately $426, $1,250 and $2,168, respectively, related to the tax benefit on stock options exercised.

- During fiscal 1996, one Pooled Company converted $1,385 of debt to common stock.

- During fiscal 1996, one Pooled Company paid a dividend of $9,851 through the issuance of 846,638 shares of common stock

          See accompanying notes to consolidated financial statements.

                          U.S. OFFICE PRODUCTS COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1--BUSINESS ORGANIZATION

    U.S. Office Products Company ("U.S. Office Products" and the "Company") was founded in October 1994. The Company is a supplier of a broad range of office and educational products and business services to corporate, commercial, industrial and educational customers. The Company operates throughout the United States, as well as in New Zealand, Australia and Canada and, through a 49% owned affiliate, in the United Kingdom.

NOTE 2--FORMATION OF COMPANY

    Concurrent with the closing of its initial public offering in February 1995, the Company acquired four companies (the "Combined Companies") for a combination of its common stock and cash and acquired two companies in business combinations accounted for under the purchase method. Because of the substantial ongoing interest of the stockholders of the Combined Companies in U.S. Office Products, the assets and liabilities of the Combined Companies were combined on a historical cost basis. The capital stock of the Combined Companies is included in additional paid-in capital.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying consolidated financial statements and related notes to consolidated financial statements include the accounts of U.S. Office Products, the Combined Companies and the companies acquired in business combinations accounted for under the purchase method (the "Purchased Companies") from their respective acquisition dates and give retroactive effect to the results of the companies acquired in business combinations accounted for under the pooling-of-interests method (the "Pooled Companies") for all periods presented.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DEFINITION OF FISCAL YEAR

    As used in these consolidated financial statements and related notes to consolidated financial statements, "fiscal 1997," "fiscal 1996" and "fiscal 1995" refer to the Company's fiscal years ended April 26, 1997 and April 30, 1996 and 1995, respectively. On August 20, 1996, the Company's Board of Directors approved a change in the Company's fiscal year-end, effective for the 1997 fiscal year, from April 30 to the last Saturday in April.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Investments in less than 50% owned entities are accounted for under the equity method. All significant intercompany transactions and accounts are eliminated in consolidation.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

    The Company considers temporary cash investments with original maturities of three months or less from the date of purchase to be cash equivalents.

CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Receivables arising from sales to customers are not collateralized and, as a result, management continually monitors the financial condition of its customers to reduce the risk of loss.

INVENTORIES

    Inventories are stated at the lower of cost or market with cost determined on a first-in, first-out (FIFO) basis and consist primarily of products held for sale.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives range from 25 to 40 years for buildings and its components and 3 to 15 years for furniture, fixtures and equipment. Property and equipment leased under capital leases is being amortized over the lesser of its useful life or its lease terms.

INTANGIBLE ASSETS

    Intangible assets consist primarily of goodwill, which represents the excess of cost over the fair value of assets acquired in business combinations accounted for under the purchase method. Substantially all goodwill is amortized on a straight line basis over estimated useful lives of 25 to 40 years. Management periodically evaluates the recoverability of goodwill, which would be adjusted for a permanent decline in value, if any, by comparing anticipated undiscounted future cash flows from operations to net book value.

TRANSLATION OF FOREIGN CURRENCIES

    Balance sheet accounts of foreign subsidiaries are translated using the year-end exchange rate, and statement of income accounts are translated using the average exchange rate for the year. Translation adjustments are recorded as a separate component of stockholders' equity.

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company's wholly-owned foreign subsidiary has entered into forward foreign currency exchange contracts (the "Exchange Contracts") with counterparties to hedge the exposure of foreign currency fluctuations to the extent permissible by hedge accounting requirements. In order to qualify for hedge accounting, a foreign currency transaction must be designated as, and effective as, a hedge of a firm foreign currency commitment or an existing foreign currency denominated asset or liability. Gains and losses on Exchange Contracts designated to firm foreign currency commitments are deferred and accounted for as an adjustment to the purchase price of the asset, while gains and losses on Exchange Contracts designated

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) to an underlying asset or liability are reported as other income or loss in the Company's financial statements. The offsetting transaction loss or gain resulting from the foreign currency denominated asset or liability is also reflected in other income or loss in the Company's financial statements. At April 26, 1997, the Exchange Contracts, in the notional amount of $3,319, hedge certain foreign currency denominated firm purchase commitments. The Exchange Contracts generally have maturity dates of 60 days or less. Discounts or premiums on the Exchange Contracts are amortized over the life of the contracts.

    The Company's wholly-owned foreign subsidiary also entered into interest rate swap agreements (the "Swap Agreements") with counterparties to convert the interest rates associated with certain outstanding debt from variable rates to fixed rates. In order to qualify for hedge accounting, an interest rate swap must be designated to a specific debt and there must be a high correlation between the interest rate component of the value of the swap and changes in the variable interest rates on the underlying debt. The Swap Agreements were specifically designated and were fully correlated with changes in the variable interest rates on the underlying debt. The notional amount of the Swap Agreements was $43,000 at April 30, 1996. Amounts to be paid or received under the Swap Agreements are accrued as interest rates change and are recognized over the life of the Swap Agreements as an adjustment to interest expense. During fiscal 1997, the Swap Agreements were terminated at the time of the extinguishment of the underlying debt, resulting in a loss of $117 and was included in other income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of the Company's financial instruments has been determined using the following methods and assumptions:

- The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value;

- The fair values of the 5 1/2% Convertible Subordinated Notes due 2001 and the 5 1/2% Convertible Subordinated Notes due 2003 are based on quoted market prices;

- The carrying amounts of the Company's debt, other than the 5 1/2% Convertible Subordinated Notes due 2001 and the 5 1/2% Convertible Subordinated Notes due 2003, approximate fair value, estimated by discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

INCOME TAXES

    Income taxes have been computed utilizing the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Certain companies acquired in pooling-of-interests transactions elected to be taxed as Subchapter S corporations, and accordingly, no federal income taxes were recorded by those companies for periods prior to their acquisition by U.S. Office Products.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
TAXES ON UNDISTRIBUTED EARNINGS

    No provision is made for U.S. income taxes on earnings of subsidiary companies which the Company controls but does not include in the consolidated federal income tax return since it is management's practice and intent to permanently reinvest the earnings of these subsidiaries.

REVENUE RECOGNITION

    Revenue is recognized upon the delivery of products or upon the completion of services provided to customers as no additional obligations to the customers exist. The Company also leases equipment to customers under both short-term and long-term lease agreements. Revenue related to short-term leases is recognized on a monthly basis over the life of the lease. Certain long-term leases qualify as sales-type leases and, accordingly, the present value of the future lease payments is recognized as income upon delivery of the equipment to the customer.

    The Company, through its wholly-owned subsidiary Mail Boxes Etc. ("MBE"), enters into area and individual franchise agreements in the United States and master license agreements in other countries. Area franchise agreements grant the area franchisee the exclusive right to market individual franchise centers for the Company in the area franchisee's territory. The area franchisee generally receives a commission on the individual franchises sold as well as a share of the royalties earned by the Company from centers in the area franchisee's territory. Individual franchise agreements grant the individual franchisee the exclusive right to open and operate a franchise center in the individual franchisee's territory.

    Franchise fee revenue is recognized upon the completion of all significant initial services provided to the franchisee, area franchisee or master licensee and upon satisfaction of all material conditions of the franchise agreement, area franchise agreement or master license. For individual franchise sales, the significant initial obligations that must be completed before any revenue is recognized are: the site is located, a store lease is in place, the franchise agreement has been signed, the store design and layout is complete, all manuals and systems have been provided, and training at MBE is complete. For area franchise sales, the significant initial obligations that must be completed before any revenue is recognized are: all operating manuals are provided, training is completed and a pilot center is opened. For master license agreements, the significant obligations that must be completed before any revenue is recognized are: all operating manuals are provided and training is completed. Revenue is recognized using the installment method when the revenue is collectible over an extended period and no reasonable basis exists for estimating collectibility.

    On a monthly basis, all individual franchisees are required to pay royalty and marketing fees to the Company based upon a percentage of each franchisee's sales (as defined). Such fees are recognized as revenue based upon reported or estimated sales activity by the franchisees. Revenue from sales of supplies and equipment is recognized when orders are shipped, or the lease is completed, whichever is later.

COST OF REVENUES

    Vendor rebates are recognized on an accrual basis in the period earned and are recorded as a reduction to cost of revenues. Delivery and occupancy costs are included in cost of revenues.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NON-RECURRING ACQUISITION COSTS

    Non-recurring acquisition costs represent acquisition costs incurred by the Company in business combinations accounted for under the pooling-of-interests method. These costs include legal and accounting fees, investment banking fees, recognition of transaction related obligations and various other acquisition related costs.

RESTRUCTURING COSTS

    The Company records the costs of consolidating existing Company facilities into acquired operations, including the external costs and liabilities to close redundant Company facilities and severance costs related to the Company's employees in accordance with EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)."

ACCRUED ACQUISITION COSTS

    The Company accrues the direct external costs incurred in conjunction with the consummation of business combinations and the costs incurred to consolidate acquired operations into existing Company facilities, including the external costs and liabilities to close redundant facilities and severance and relocation costs related to the acquired entity's employees in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

ADVERTISING COSTS

    The Company expenses advertising costs when the advertisement occurs. Advertising costs are included in the Consolidated Statement of Income as a component of selling, general and administrative expenses. During fiscal 1995, 1996 and 1997, the Company incurred advertising expenses of $3,309, $7,233 and $14,355, respectively.

NET INCOME PER SHARE

    Net income per share is calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share."

NEW ACCOUNTING PRONOUNCEMENTS

    The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 did not have a material effect on the Company's consolidated operating results or financial position.

    The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," during fiscal 1997. Under the provisions of SFAS 123, companies can elect to account for stock-based compensation plans using a fair-value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB Opinion No. 25. The Company has elected to continue using the intrinsic value method to account for stock-based compensation plans. Pro forma disclosures of net

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) income and net income per share, as if the fair value-based method of accounting defined in SFAS 123 has been applied, are presented in Note 15.

UNAUDITED INTERIM FINANCIAL DATA

    In the opinion of management, the Company has made all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial condition of the Company as of January 24, 1998 and the results of operations and of cash flows for the nine months ended January 25, 1997 and January 24, 1998, as presented in the accompanying unaudited consolidated financial data.

NOTE 4--STRATEGIC RESTRUCTURING PLAN

    In January 1998, the Company's Board of Directors (the "Board") approved a comprehensive restructuring plan (the "Strategic Restructuring Plan"). The principal elements of the Strategic Restructuring Plan are (i) a self-tender offer by the Company (the "Equity Self-Tender") to purchase 37,037 shares of Company common stock (including shares that may be issued on exercise of stock options) at $27.00 per share and the incurrence of significant additional debt to pay a portion of the purchase price of the shares in the Equity Self Tender;
(ii) after acceptance of shares in the Equity Self Tender, the pro rata distribution to U.S. Office Products stockholders of shares of four companies (the "Spin-Off Companies") that will conduct the Company's current print management, corporate travel services, educational supplies and technology solutions businesses (the "Distributions"); and (iii) following acceptance of shares in the Equity Self Tender and the record date for the Distributions, the sale to an affiliate of an investment fund managed by Clayton, Dubilier & Rice, Inc. ("Investor") of equity interests in U.S. Office Products. In these transactions, Investor will not acquire any equity interest in the Spin-Off Companies. The Distributions are expected to be tax-free to both the Company and its stockholders (except for any cash in lieu of fractional shares received by stockholders). As part of the financing for the Strategic Restructuring Plan, the Company is expanding its bank credit facility, issuing new subordinated indebtedness and offering to repurchase or reduce the conversion price on convertible notes previously issued. The Company expects the Strategic Restructuring Plan to be completed in the second calendar quarter of 1998. The transactions are subject to a number of conditions, including financing, approval of the Company's stockholders and receipt of regulatory approvals.

DISCONTINUED OPERATIONS

    As a result of the Strategic Restructuring Plan, the Spin-Off Companies are reflected as discontinued operations for all periods presented in the Company's consolidated financial statements. The income from discontinued operations included in the consolidated statement of income represents the sum of the results

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 4--STRATEGIC RESTRUCTURING PLAN (CONTINUED) of the Company's Print Management, Corporate Travel Services, Educational Supplies and Technology Solutions divisions for the periods presented and is summarized as follows:

                                                               CORPORATE                                TOTAL
                                                    PRINT        TRAVEL    EDUCATIONAL  TECHNOLOGY   DISCONTINUED
                                                  MANAGEMENT    SERVICES    SUPPLIES     SOLUTIONS    OPERATIONS
                                                 ------------  ----------  -----------  -----------  ------------
FISCAL 1995:
  Revenues.....................................   $  139,732   $   34,569   $ 119,510    $  88,999    $  382,810
  Operating income.............................        5,571        2,905       4,479        8,199        21,154
  Income before provision for income taxes.....        3,982        2,992       1,558        8,097        16,629
  Provision for income taxes...................          317           18         218          401           954
  Income from discontinued operations,
    net of income taxes........................        3,665        2,974       1,340        7,696        15,675
FISCAL 1996:
  Revenues.....................................   $  314,999   $   45,267   $ 150,343    $ 114,293    $  624,902
  Operating income.............................       12,455        3,068       2,484        9,252        27,259
  Income (loss) before provision for (benefit
    from) income taxes.........................        6,933        2,863      (3,194)      10,631        17,233
  Provision for (benefit from) income taxes....          (33)         565         173          750         1,455
  Income (loss) from discontinued operations,
    net of income taxes........................        6,966        2,298      (3,367)       9,881        15,778

FISCAL 1997:
  Revenues.....................................   $  334,220   $   57,677   $ 191,746    $ 136,278    $  719,921
  Operating income.............................       16,426        5,668      10,295       11,198        43,587
  Income before provision for income taxes.....       11,224        5,450       6,375       10,914        33,963
  Provision for (benefit from) income taxes....        3,651        1,353      (2,034)       4,193         7,163
  Income from discontinued operations,
    net of income taxes........................        7,573        4,097       8,409        6,721        26,800

NINE MONTHS ENDED JANUARY 25, 1997
(UNAUDITED):
  Revenues.....................................   $  244,764   $   41,527   $ 159,977    $ 101,295    $  547,563
  Operating Income.............................       14,750        3,105      10,839        8,448        37,142
  Income before provision for income taxes.....       10,259        3,031       7,878        8,182        29,350
  Provision for income taxes...................        2,249          551       4,085        2,054         8,939
  Income from discontinued operations net of
    income taxes...............................        8,010        2,480       3,793        6,128        20,411

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 4--STRATEGIC RESTRUCTURING PLAN (CONTINUED)

                                                               CORPORATE                                TOTAL
                                                    PRINT        TRAVEL    EDUCATIONAL  TECHNOLOGY   DISCONTINUED
                                                  MANAGEMENT    SERVICES    SUPPLIES     SOLUTIONS    OPERATIONS
                                                 ------------  ----------  -----------  -----------  ------------
NINE MONTHS ENDED JANUARY 24, 1998
(UNAUDITED):
  Revenues.....................................   $  257,777   $   80,707   $ 247,880    $ 142,512    $  728,876
  Operating Income.............................       14,028        5,719      21,349       11,630        52,726
  Income before provision for income taxes.....       12,577        5,522      16,916       11,644        46,659
  Provision for income taxes...................        5,629        2,794       7,734        5,038        21,195
  Income from discontinued operations net of
    income taxes...............................        6,948        2,728       9,182        6,606        25,464

    The results of the Spin-Off Companies include allocations of interest expense, at U.S. Office Products' weighted average interest rates, based upon the average intercompany debt outstanding during the periods presented. Intercompany debt allocated to the Spin-Off Companies generally is comprised of funding provided to the Spin-Off Companies by U.S. Office Products for acquisitions and acquisition related expenses, repayments of long-term and short-term debt of acquired companies, payments of direct operating expenses of the Spin-Off Companies and the net results of daily advances and sweeps of cash by the Company to keep each Spin-Off Company's cash balance at or near zero on a daily basis. To the extent that the sum of the intercompany funding and third-party debt outstanding exceeded the amount of debt to be allocated to the Spin-Off Companies pursuant to the investment agreement with Investor, such excess amounts have been characterized as divisional equity. The results of the Spin-Off Companies do not include any allocations of corporate overhead from U.S. Office Products during the periods presented.

    The other net assets of the discontinued operations included in the Company's consolidated balance sheet represent the sum of the net assests of the Company's Print Management, Corporate Travel Services, Educational Supplies and Technology Solutions divisions for the periods presented and are summarized as follows:

                                                               CORPORATE                                 TOTAL
                                                    PRINT        TRAVEL    EDUCATIONAL   TECHNOLOGY   DISCONTINUED
                                                  MANAGEMENT    SERVICES     SUPPLIES     SOLUTIONS    OPERATIONS
                                                 ------------  ----------  ------------  -----------  ------------
APRIL 30, 1996:
  Current assets...............................   $   78,071   $    6,103   $   38,557    $  25,640    $  148,371
  Property, plant and equipment, net...........       32,703        7,948        7,647        1,756        50,054
  Intangible assets, net.......................          879        5,456        7,142                     13,477
  Other assets.................................        6,029          539          777          875         8,220
  Current liabilities..........................      (56,532)      (7,402)     (42,670)     (22,344)     (128,948)
  Long-term liabilities........................      (34,065)      (6,869)     (15,766)        (800)      (57,500)
                                                 ------------  ----------  ------------  -----------  ------------
    Other net assets of discontinued
      operations...............................   $   27,085   $    5,775   $   (4,313)   $   5,127    $   33,674
                                                 ------------  ----------  ------------  -----------  ------------
                                                 ------------  ----------  ------------  -----------  ------------

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 4--STRATEGIC RESTRUCTURING PLAN (CONTINUED)

                                                               CORPORATE                                 TOTAL
                                                    PRINT        TRAVEL    EDUCATIONAL   TECHNOLOGY   DISCONTINUED
                                                  MANAGEMENT    SERVICES     SUPPLIES     SOLUTIONS    OPERATIONS
                                                 ------------  ----------  ------------  -----------  ------------
APRIL 26, 1997:
  Current assets...............................   $   81,310   $    6,935   $   55,709    $  30,542    $  174,496
  Property, plant and equipment, net...........       34,175        7,953       14,478        2,164        58,770
  Intangible assets, net.......................          705        7,112       20,824                     28,641
  Other assets.................................        7,807          581          359        2,005        10,752
  Current liabilities..........................      (66,413)     (11,886)     (39,712)     (20,530)     (138,541)
  Long-term liabilities........................       (7,208)      (5,218)     (35,052)      (3,218)      (50,696)
                                                 ------------  ----------  ------------  -----------  ------------
    Other net assets of discontinued
      operations...............................   $   50,376   $    5,477   $   16,606    $  10,963    $   83,422
                                                 ------------  ----------  ------------  -----------  ------------
                                                 ------------  ----------  ------------  -----------  ------------
JANUARY 24, 1998 (UNAUDITED):
  Current assets...............................   $   85,326   $   22,609   $   86,676    $  64,618    $  259,229
  Property, plant and equipment, net...........       31,063       19,406       20,489        5,074        76,032
  Intangible assets, net.......................        1,995       85,525       94,651       63,891       246,062
  Other assets.................................        8,473        1,002        2,595          508        12,578
  Current liabilities..........................      (58,449)     (20,236)     (35,529)     (31,252)     (145,466)
  Long-term liabilities........................      (10,530)     (15,957)     (63,307)     (12,558)     (102,352)
                                                 ------------  ----------  ------------  -----------  ------------
    Other net assets of discontinued
      operations...............................   $   57,878   $   92,349   $  105,575    $  90,281    $  346,083
                                                 ------------  ----------  ------------  -----------  ------------
                                                 ------------  ----------  ------------  -----------  ------------

    The amounts to become receivable upon the Distributions reflected in the unaudited January 24, 1998 Consolidated Balance Sheet are expected to be recovered from the Spin-Off Companies in connection with the Distributions.

PURCHASE ACCOUNTING RESTATEMENT

    On December 24, 1997, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission which included audited supplemental consolidated financial statements (the "Supplemental Financial Statements"). The Supplemental Financial Statements gave retroactive effect to 20 fiscal 1998 business combinations, including the Mail Boxes Etc. acquisition, which were originally accounted for under the pooling-of-interests method.

    As a result of the Strategic Restructuring Plan and as required by generally accepted accounting principles, the Company has restated its consolidated financial statements for all periods to account for these acquisitions (as well as two subsequent business combinations originally accounted for under the pooling-of-interests method) under the purchase method. In relation to amounts reflected in the Supplemental Financial Statements, this restatement and the reclassification of assets and liabilities for discontinued operations, as discussed above, had the combined effect of reducing the Company's reported total assets at April 26, 1997 by $267,430 and reported net income for fiscal 1995, 1996 and 1997 by $10,602 (or $0.23 per share), $14,998 (or $0.22 per share) and $17,811 (or $0.20 per share), respectively. Additionally, the restatement of the 22 business combinations as purchase transactions gave rise to approximately

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 4--STRATEGIC RESTRUCTURING PLAN (CONTINUED)
$422.8 million of goodwill, associated with both continuing and discontinued operations, during the nine months ended January 24, 1998.

NOTE 5--BUSINESS COMBINATIONS

POOLING-OF-INTERESTS METHOD

    In fiscal 1996 and 1997, the Company issued 8,440,852 and 22,108,776 shares of common stock, respectively, to acquire 14 companies (the "1996 Poolings") and 40 companies, including 25 companies related to the continuing operations (the "1997 Poolings"), respectively, in business combinations accounted for under the pooling-of-interests method. The Company's consolidated financial statements give retroactive effect to the acquisitions of the Pooled Companies for all periods presented. Certain of the Pooled Companies previously reported on fiscal years ending other than April 30, 1996 and April 26, 1997.

    Commencing on May 1, 1995 and 1996, the year-ends of the 1996 Poolings and the 1997 Poolings were changed to April 30, 1996 and April 26, 1997, respectively, resulting in adjustments to retained earnings of $2,235, $8,898 and $286 during fiscal 1995, 1996 and 1997, respectively. Following is a summary of the results related to the adjustments to retained earnings:

                                                                                     FOR THE FISCAL YEAR ENDED
                                                                                 ---------------------------------
                                                                                 APRIL 30,  APRIL 30,   APRIL 26,
                                                                                   1995        1996        1997
                                                                                 ---------  ----------  ----------
Revenues.......................................................................  $  55,126  $  245,737  $   (9,907)
Costs and expenses.............................................................     52,891     236,839     (10,193)
                                                                                 ---------  ----------  ----------
    Net adjustment.............................................................  $   2,235  $    8,898  $      286
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 5--BUSINESS COMBINATIONS (CONTINUED)
    The following presents the separate results, in each of the periods presented, of U.S. Office Products (excluding the results of Pooled Companies prior to the dates on which they were acquired), and the Pooled Companies up to the dates on which they were acquired:

                                                                          U.S. OFFICE      POOLED
                                                                            PRODUCTS     COMPANIES      COMBINED
                                                                          ------------  ------------  ------------
FOR THE YEAR ENDED APRIL 30, 1995:
  Revenues..............................................................  $    120,479  $    538,015  $    658,494
  Income from continuing operations before extraordinary items..........  $      1,514  $     13,978  $     15,492

FOR THE YEAR ENDED APRIL 30, 1996:
  Revenues..............................................................  $    488,670  $    572,858  $  1,061,528
  Income from continuing operations before extraordinary items..........  $      7,828  $     11,271  $     19,099

FOR THE YEAR ENDED APRIL 26, 1997:
  Revenues..............................................................  $  1,906,496  $    209,458  $  2,115,954
  Income from continuing operations before extraordinary items..........  $     27,978  $      3,960  $     31,938

FOR THE NINE MONTHS ENDED JANUARY 25, 1997 (UNAUDITED):
  Revenues..............................................................  $  1,300,421  $    197,899  $  1,498,320
  Income from continuing operations before extraordinary items..........  $     19,677  $      5,716  $     25,393

FOR THE NINE MONTHS ENDED JANUARY 24, 1998 (UNAUDITED):
  Revenues..............................................................  $  1,930,113  $             $  1,930,113
  Income from continuing operations before extraordinary items..........  $     37,236  $             $     37,236

PURCHASE METHOD

    In fiscal 1995, in addition to the acquisitions of the Combined Companies, the Company made six acquisitions, including five related to continuing operations, accounted for under the purchase method for an aggregate purchase price of $29,849, consisting of $18,099 of cash, $3,000 of notes payable and 1,312,500 shares of common stock with a market value of $8,750. The total assets related to these six acquisitions were $72,192, including goodwill of $21,079. The results of these acquisitions have been included in the Company's results from their respective dates of acquisition.

    In fiscal 1996, the Company made 34 acquisitions, including 31 related to continuing operations, accounted for under the purchase method for an aggregate purchase price of $206,937, consisting of $130,178 of cash, $8,141 of debt and 11,120,163 shares of common stock with a market value of $68,618. The total assets related to these 34 acquisitions were $414,113, including goodwill of $127,870. The results of these acquisitions have been included in the Company's results from their respective dates of acquisition.

    In fiscal 1997, the Company made 77 acquisitions, including 71 related to continuing operations, accounted for under the purchase method for an aggregate purchase price of $520,891 consisting of $354,811 of cash, and 8,685,450 shares of common stock with a market value of $166,080. The total assets related to these 77 acquisitions were $861,647, including goodwill of $506,386. The results of these acquisitions have been included in the Company's results from their respective dates of acquisition.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 5--BUSINESS COMBINATIONS (CONTINUED)
    The following presents the unaudited pro forma results of operations of the Company for the fiscal years ended April 30, 1996 and April 26, 1997 and includes the Company's consolidated financial statements, which give retroactive effect to the acquisitions of the Pooled Companies for all periods presented, and the results of the Purchased Companies as if all such purchase acquisitions had been made at the beginning of fiscal 1996. The results presented below include certain pro forma adjustments to reflect the amortization of intangible assets, adjustments in executive compensation and the inclusion of a federal income tax provision on all earnings:

                                                                              FOR THE FISCAL YEAR ENDED
                                                                              --------------------------
                                                                               APRIL 30,     APRIL 26,
                                                                                  1996          1997
                                                                              ------------  ------------
Revenues....................................................................  $  2,413,720  $  2,496,519
Income from continuing operations before extraordinary items................        35,361        48,825
Income per share from continuing operations before extraordinary items......          0.30          0.42

    The unaudited pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of fiscal 1996 or the results which may occur in the future.

EQUITY INVESTMENT IN AFFILIATE

    In November 1996, the Company acquired a 49% equity interest in Dudley Stationery Limited ("Dudley"), which is being accounted for under the equity method. Under the terms of the agreement, the Company agreed to invest approximately $80 million for working capital into Dudley over a two-year period. The Company has currently invested approximately $41.3 million of the total $80 million in Dudley which is included in other assets on the Consolidated Balance Sheet. The Company has included its share of Dudley's net income as a component of other income on the Consolidated Statement of Income.

NOTE 6--ACCRUED ACQUISITION COSTS

    In conjunction with the acquisitions of the fiscal 1997 Purchased Companies, the Company accrued the direct external costs incurred in conjunction with the consummation of the acquisitions and the costs to consolidate acquired operations into existing Company facilities, including the external costs associated with closing redundant facilities of acquired companies, and severance and relocation costs related to the acquired companies' employees.

    As of the consummation date of an acquisition, the Company begins to assess and formulate a plan to exit activities of the acquired companies. Typically, this involves evaluating the facilities of the Company and the acquired companies in the specific geographic areas, determining which of the acquired facilities will be exited and identifying employee groups that will be terminated or relocated. In most cases, the facilities are closed and the employees terminated within one year of the completion of the plan.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 6--ACCRUED ACQUISITION COSTS (CONTINUED)
    The following table sets forth the Company's accrued acquisition costs for the periods ended April 30, 1996, April 26, 1997 and January 24, 1998:

                                                             EMPLOYEE     DISPOSAL OF
                                               REDUNDANT    SEVERANCE &    ASSETS &
                                              FACILITIES    RELOCATION       OTHER       TOTAL
                                              -----------  -------------  -----------  ---------
Balance at April 30, 1996...................   $             $             $           $
  Additions.................................       1,593         2,484         6,712      10,789
                                              -----------       ------    -----------  ---------
Balance at April 26, 1997...................       1,593         2,484         6,712      10,789
Unaudited data:

  Additions.................................                     1,442         3,244       4,686
  Utilizations..............................        (256)         (141)       (5,400)     (5,797)
                                              -----------       ------    -----------  ---------
Balance at January 24, 1998.................   $   1,337     $   3,785     $   4,556   $   9,678
                                              -----------       ------    -----------  ---------
                                              -----------       ------    -----------  ---------

NOTE 7--RESTRUCTURING COSTS

    The Company records the costs of consolidating existing Company facilities into acquired operations, including the external costs and liabilities to close redundant Company facilities and severance and relocation costs related to the Company's employees. The following table sets forth the Company's accrued restructuring costs for the periods ended April 30, 1996, April 26, 1997 and January 24, 1998:

                                             FACILITY       SEVERANCE    OTHER ASSET
                                            CLOSURE AND        AND       WRITE- DOWNS
                                           CONSOLIDATION  TERMINATIONS    AND COSTS     TOTAL
                                           -------------  -------------  -----------  ---------
Balance at April 30 1995:
  Additions..............................                                 $     682   $     682
  Utilizations...........................                                      (682)       (682)
                                                ------          -----    -----------  ---------

Balance at April 30, 1996................
  Additions..............................        1,337            308         2,556       4,201
  Utilizations...........................         (302)          (229)       (2,150)     (2,681)
                                                ------          -----    -----------  ---------

Balance at April 26, 1997................        1,035             79           406       1,520
Unaudited data:
  Utilizations...........................         (937)           (79)         (348)     (1,364)
                                                ------          -----    -----------  ---------

Balance at January 24, 1998..............    $      98      $             $      58   $     156
                                                ------          -----    -----------  ---------
                                                ------          -----    -----------  ---------

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 8--PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                                  APRIL 30,   APRIL 26,
                                                                                    1996         1997
                                                                                 -----------  ----------
Land...........................................................................  $     4,878  $   31,934
Buildings......................................................................       32,140      44,814
Furniture and fixtures.........................................................       42,340     121,701
Warehouse equipment............................................................       23,290      24,726
Equipment under capital leases.................................................        7,308       8,602
Leasehold improvements.........................................................        8,653      16,107
                                                                                 -----------  ----------
                                                                                     118,609     247,884
Less: Accumulated depreciation.................................................      (41,080)    (65,251)
                                                                                 -----------  ----------
Net property and equipment.....................................................  $    77,529  $  182,633
                                                                                 -----------  ----------
                                                                                 -----------  ----------

    Depreciation expense for fiscal years 1995, 1996 and 1997 was $4,906, $7,926 and $20,699, respectively.

NOTE 9--INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                                   APRIL 30,   APRIL 26,   JANUARY 24,
                                                                      1996        1997         1998
                                                                   ----------  ----------  ------------
                                                                                           (UNAUDITED)
Goodwill.........................................................  $  136,338  $  625,074   $  928,365
Other............................................................       2,549       3,063        3,915
                                                                   ----------  ----------  ------------
                                                                      138,887     628,137      932,280
Less: Accumulated amortization...................................      (3,747)    (16,663)     (28,558)
                                                                   ----------  ----------  ------------
                                                                   $  135,140  $  611,474   $  903,722
                                                                   ----------  ----------  ------------
                                                                   ----------  ----------  ------------

    Amortization expense for fiscal years 1995, 1996, 1997 and the nine months ended January 24, 1998 was $801, $2,711, $12,416 and $13,830, respectively.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10--CREDIT FACILITIES

SHORT-TERM DEBT

    Short-term debt consists of the following:

                                                                                            APRIL 30,   APRIL 26,
                                                                                               1996        1997
                                                                                            ----------  ----------
        Credit facilities with banks, average interest rates of 7.6% at April 26, 1997 and
          7.8% at April 30, 1996..........................................................  $    1,020  $  140,090
        Annual renewal loans provided by banks and other financial institutions of foreign subsidiary secured by lease receivables of foreign subsidiary.  Interest rates
          ranging from 7.8% to 10.2% at April 30, 1996....................................      67,660
        Bank lines of credit of foreign subsidiary operations secured by assets of those
          operations.  Interest rates ranging from 9.2% to 9.8% at April 30, 1996.........      12,731
        Other.............................................................................       4,749       1,367
        Current maturities of long-term debt..............................................       8,014       2,668
                                                                                            ----------  ----------
              Total short-term debt.......................................................  $   94,174  $  144,125
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The Company currently has an agreement under which a syndicate of financial institutions, led by Bankers Trust Company, as Agent (the "Bank"), is providing the Company with a $500 million credit facility (the "Credit Facility") bearing interest, at the Company's option, at the Bank's base rate plus an applicable margin of up to 1.25%, or a eurodollar rate plus an applicable margin of up to 2.5%. The availability under the Credit Facility is subject to certain sublimits including $100 million for working capital loans and $400 million for acquisition loans. The Credit Facility is secured by a majority of the assets of the Company and its subsidiaries and contains customary covenants, including financial covenants with respect to the Company's consolidated leverage and interest coverage ratios, capital expenditures, payment of dividends and purchases and sales of assets, and customary default provisions, including provisions related to non-payment of principal and interest, default under other debt agreements and bankruptcy. The Company was in compliance with or obtained waivers relating to these covenants at April 26, 1997. At April 26, 1997, the balance outstanding under the Credit Facility was $140,090 and included five eurodollar contracts, expiring within 30 days, totaling $105,000 at an average interest rate of 7.2%.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10--CREDIT FACILITIES (CONTINUED)
LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                            APRIL 30,   APRIL 26,
                                                                                               1996        1997
                                                                                            ----------  ----------
        Convertible Subordinated Notes due 2003, interest at 5 1/2%, convertible into shares of common stock at any time prior to maturity at a conversion price of
          $31.60 per share, subject to adjustment in certain events.......................              $  230,000
        Convertible Subordinated Notes due 2001, interest at 5 1/2%, convertible into shares of common stock at any time prior to maturity at a conversion price of
          $19.00 per share, subject to adjustment in certain events.......................  $  143,750     143,750
        Notes payable, secured by certain assets of the Company, interest rates ranging
          from 8.0% to 10.0%, maturities from October 1996 through 2003...................      13,384
        Other.............................................................................      22,370       3,610
        Capital lease obligations.........................................................       4,740       5,517
                                                                                            ----------  ----------
                                                                                               184,244     382,877
        Less: Current maturities of long-term debt........................................      (8,014)     (2,668)
                                                                                            ----------  ----------
              Total long-term debt........................................................  $  176,230  $  380,209
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The 2003 Notes are redeemable, in whole or in part, at the Company's option at specified redemption prices on or after May 22, 1998, but may not be redeemed prior to May 15, 1999 unless the closing price of the common stock is at least 150% of the conversion price for a period of time prior to the notice of redemption. Costs incurred in connection with the issuance of the 2003 Notes are included in other assets and are being amortized over the seven year period of maturity. The fair value of the 2003 Notes at April 26, 1997, based upon quoted market prices, totaled $184,000.

    The 2001 Notes are redeemable, in whole or in part, at the Company's option at specified redemption prices on or after February 3, 1998, but may not be redeemed prior to February 2, 1999 unless the closing price of the common stock is at least 150% of the conversion price for a period of time prior to the notice of redemption. Costs incurred in connection with the issuance of the 2001 Notes are included in other assets and are being amortized over the five year period of maturity. The fair value of the 2001 Notes at April 26, 1997, based upon quoted market prices, totaled $147,344.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10--CREDIT FACILITIES (CONTINUED)
MATURITIES OF LONG-TERM DEBT

    Maturities on long-term debt, including capital lease obligations, are as follows:

1998..............................................................  $   2,668
1999..............................................................      2,211
2000..............................................................      1,524
2001..............................................................    144,436
2002..............................................................        219
Thereafter........................................................    231,819
                                                                    ---------
                                                                    $ 382,877
                                                                    ---------
                                                                    ---------

NOTE 11--INCOME TAXES

    Domestic and foreign income from continuing operations before provision for income taxes and extraordinary items consist of the following:

                                                                                      FOR THE FISCAL YEAR ENDED
                                                                                   -------------------------------
                                                                                   APRIL 30,  APRIL 30,  APRIL 26,
                                                                                     1995       1996       1997
                                                                                   ---------  ---------  ---------
Domestic.........................................................................  $  16,099  $  22,139  $  38,024
Foreign..........................................................................      2,193      2,992     21,853
                                                                                   ---------  ---------  ---------
      Total......................................................................  $  18,292  $  25,131  $  59,877
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The provision for income taxes consists of:

                                                                                      FOR THE FISCAL YEAR ENDED
                                                                                   -------------------------------
                                                                                   APRIL 30,  APRIL 30,  APRIL 26,
                                                                                     1995       1996       1997
                                                                                   ---------  ---------  ---------
Income taxes currently payable:
    Federal......................................................................  $   2,126  $   4,632  $  18,776
    State........................................................................        232        351      1,987
    Foreign......................................................................        809      1,245      8,211
                                                                                   ---------  ---------  ---------
                                                                                       3,167      6,228     28,974
                                                                                   ---------  ---------  ---------
Deferred income tax expense (benefit)............................................       (367)      (196)    (1,035)
                                                                                   ---------  ---------  ---------
      Total provision for income taxes...........................................  $   2,800  $   6,032  $  27,939
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 11--INCOME TAXES (CONTINUED)
    Deferred taxes are comprised of the following:

                                                                                               APRIL 30,  APRIL 26,
                                                                                                 1996       1997
                                                                                               ---------  ---------
Current deferred tax assets:
  Inventory..................................................................................  $   1,386  $     708
  Allowance for doubtful accounts............................................................      1,325      1,253
  Accrued liabilities........................................................................      2,971      6,091
                                                                                               ---------  ---------
      Total current deferred tax assets......................................................      5,682      8,052
                                                                                               ---------  ---------

Long-term deferred tax liabilities:
  Property and equipment.....................................................................     (4,457)    (2,357)
  Intangible assets..........................................................................     (1,063)      (961)
  Internal Revenue Service tax assessment....................................................     (3,383)    (3,383)
  Other......................................................................................      2,717      4,243
                                                                                               ---------  ---------
    Total long-term deferred tax liabilities.................................................     (6,186)    (2,458)
                                                                                               ---------  ---------
    Net deferred tax asset (liability).......................................................  $    (504) $   5,594
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    The Internal Revenue Service ("IRS") tax assessment relates to the deferral of a gain on the sale of land and a building by a subsidiary of the Company. The IRS has determined that a portion of the gain recorded by the subsidiary does not qualify for deferral and has assessed the Company additional taxes. The subsidiary has recorded a deferred tax liability, including interest, as a result of the assessment. The Company has filed an appeal with the IRS relating to the above assessment; however, the IRS has not yet responded to the appeal.

    The Company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

                                                                                           FOR THE FISCAL YEAR ENDED
                                                                                     -------------------------------------
                                                                                      APRIL 30,    APRIL 30,    APRIL 26,
                                                                                        1995         1996         1997
                                                                                     -----------  -----------  -----------
U.S. federal statutory rate........................................................         35.0%        35.0%        35.0%
State income taxes, net of federal income tax benefit..............................          1.3          1.4          3.3
Subchapter S corporation income not subject to
  corporate level taxation.........................................................        (27.2)       (26.1)        (3.3)
Foreign earnings not subject to U.S. taxes.........................................         (4.2)        (4.1)       (12.8)
Nondeductible goodwill.............................................................          2.7          3.7          4.9
Nondeductible acquisition costs....................................................                       8.4          4.7
Foreign taxes......................................................................          4.4          4.9         13.7
Other..............................................................................          3.3          0.8          1.2
                                                                                     -----------  -----------  -----------
Effective income tax rate..........................................................         15.3%        24.0%        46.7%
                                                                                     -----------  -----------  -----------
                                                                                     -----------  -----------  -----------

    Certain Pooled Companies were organized as subchapter S corporations prior to the closing of their acquisitions by the Company and, as a result, the federal tax on their income was the responsibility of their individual stockholders. Accordingly, the specific Pooled Companies provided no federal income tax expense prior to these acquisitions by the Company.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 11--INCOME TAXES (CONTINUED)
    The following unaudited pro forma income tax information is presented in accordance with SFAS 109 as if the specific Pooled Companies had been subject to federal income taxes for the entire periods presented.

                                                                                                  FOR THE FISCAL
                                                                                                    YEAR ENDED
                                                                                                 -----------------
                                                                                                     APRIL 26,
                                                                                                       1997
                                                                                                 -----------------
Income from continuing operations before extraordinary items per consolidated statement of
  income.......................................................................................      $  31,938
Pro forma income tax provision adjustment......................................................          1,976
                                                                                                       -------
Pro forma income from continuing operations before extraordinary items.........................      $  29,962
                                                                                                       -------
                                                                                                       -------

NOTE 12--LEASE COMMITMENTS

    The Company leases various types of retail, warehouse and office facilities and equipment, furniture and fixtures under noncancelable lease agreements which expire at various dates. Future minimum lease payments under noncancelable capital and operating leases are as follows:

                                                                          CAPITAL   OPERATING
                                                                          LEASES      LEASES
                                                                         ---------  ----------
1998...................................................................  $     953  $   46,645
1999...................................................................      1,662      38,434
2000...................................................................      1,055      30,700
2001...................................................................        697      20,514
2002...................................................................        470      15,458
Thereafter.............................................................      3,433      53,778
                                                                         ---------  ----------
Total minimum lease payments...........................................      8,270  $  205,529
                                                                                    ----------
                                                                                    ----------
Less: Amounts representing interest....................................     (2,753)
                                                                         ---------
Present value of net minimum lease payments............................  $   5,517
                                                                         ---------
                                                                         ---------

    Rent expense for all operating leases for fiscal 1995, 1996 and 1997 was $12,587, $19,023 and $40,183, respectively.

NOTE 13--COMMITMENTS AND CONTINGENCIES

LITIGATION

    The Company is, from time to time, a party to litigation arising in the normal course of its business. Management believes that none of this litigation will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

POSTEMPLOYMENT BENEFITS

    The Company has entered into employment agreements with several employees that would result in payments to these employees upon a change of control or certain other events. No amounts have been accrued at April 30, 1996 or April 26, 1997 related to these agreements.

NOTE 14--EMPLOYEE BENEFIT PLANS

    Effective September 1, 1996, the Company implemented the U.S. Office Products 401(k) Retirement Plan (the "401(k) Plan") which allows employee contributions in accordance with Section 401(k) of the Internal Revenue
Code. The Company matches a portion of employee contributions and all full-time employees are eligible to participate in the 401(k) Plan after one year of service. In fiscal 1997, the Company's matching contribution expense was $1,195.

    Certain subsidiaries of the Company have, or had prior to implementation of the 401(k) Plan, qualified defined contribution benefit plans, which allow for voluntary pre-tax contributions by the employees. The subsidiaries paid all general and administrative expenses of the plans and in some cases made matching contributions on behalf of the employees. For fiscal 1995, 1996 and 1997, the subsidiaries incurred expenses totaling $2,023, $2,138 and $1,398, respectively, related to these plans.

NOTE 15--STOCKHOLDERS' EQUITY

EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 requires the dual presentation of basic and diluted EPS on the face of the statement of income. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company has adopted SFAS No. 128 during the nine months ended January 24, 1998 and has restated all prior period EPS data. The following information presents the

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 15--STOCKHOLDERS' EQUITY (CONTINUED)
Company's computations of basic and diluted EPS from continuing operations before extraordinary items for the periods presented in the consolidated statement of income.

                                                                              INCOME        SHARES        PER SHARE
                                                                           (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                                                           ------------  -------------  -------------
FISCAL 1995:
  Basic EPS..............................................................   $   15,492        45,562      $     .34
                                                                                                                ---
                                                                                                                ---
  Effect of dilutive employee stock options..............................                        142
                                                                           ------------  -------------
  Diluted EPS............................................................   $   15,492        45,704      $     .34
                                                                           ------------  -------------          ---
                                                                           ------------  -------------          ---
FISCAL 1996:
  Basic EPS..............................................................   $   19,099        67,545      $     .28
                                                                                                                ---
                                                                                                                ---
  Effect of dilutive employee stock options..............................                        829
                                                                           ------------  -------------
  Diluted EPS............................................................   $   19,099        68,374      $     .28
                                                                           ------------  -------------          ---
                                                                           ------------  -------------          ---
FISCAL 1997:
  Basic EPS..............................................................   $   31,938        90,026      $     .35
                                                                                                                ---
                                                                                                                ---
  Effect of dilutive employee stock options..............................                      1,735
                                                                           ------------  -------------
  Diluted EPS............................................................   $   31,938        91,761      $     .35
                                                                           ------------  -------------          ---
                                                                           ------------  -------------          ---
NINE MONTHS ENDED JANUARY 25, 1997 (UNAUDITED):
  Basic EPS..............................................................   $   25,393        85,978      $     .30
                                                                                                                ---
                                                                                                                ---
  Effect of dilutive employee stock options..............................                      1,846
                                                                           ------------  -------------
  Diluted EPS............................................................   $   25,393        87,824      $     .29
                                                                           ------------  -------------          ---
                                                                           ------------  -------------          ---
NINE MONTHS ENDED JANUARY 24, 1998 (UNAUDITED):
  Basic EPS..............................................................   $   37,236       114,758      $     .32
                                                                                                                ---
                                                                                                                ---
  Effect of dilutive employee stock options..............................                      2,427
                                                                           ------------  -------------
  Diluted EPS............................................................   $   37,236       117,185      $     .32
                                                                           ------------  -------------          ---
                                                                           ------------  -------------          ---

    The Company had additional employee stock options and two series of convertible debt securities outstanding during the periods presented that were not included in the computation of diluted EPS because they were anti-dilutive.

COMMON STOCK

    In November 1994, the Board of Directors of the Company approved a one thousand-for-one split of the Company's common stock and changed the par value of common stock from $1 per share to $.001 per share. The consolidated financial statements have been adjusted to reflect the stock split. In February 1996, the Company's stockholders approved the amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 25,000,000 to 100,000,000 shares. In August 1996, the Company's stockholders approved the amendment to the

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 15--STOCKHOLDERS' EQUITY (CONTINUED)
Company's Restated Certified of Incorporation to increase the number of authorized shares of common stock from 100,000,000 to 500,000,000.

    In October 1997, the Board of Directors of the Company approved a three for two split of the Company's common stock. The financial statements give retroactive effect for the split for all periods presented.

STOCK COMPENSATION PLANS

    In October 1994, the Board of Directors and the Company's stockholders approved the Company's 1994 Long-Term Compensation Plan (the "Plan"). The purpose of the Plan is to provide officers, key employees and consultants with additional incentives by increasing their ownership interests in the Company. The maximum number of options to purchase common stock granted in any calendar or fiscal year under the Plan, as amended, is equal to 20% of the aggregate number of shares of the Company's common stock outstanding at the time an award is granted, less, in each case, the number of shares subject to previously outstanding awards under the Plan.

    In August 1996, the Board of Directors and the Company's stockholders approved the Company's 1996 Non-Employee Directors' Stock Plan (the "Directors' Plan"). The purpose of the Directors' Plan is to promote ownership by non-employee directors of a greater proprietary interest in the Company, thereby aligning such directors' interests more closely with the interests of stockholders of the Company. A total of 750,000 shares of common stock has been reserved for issuance under the Directors' Plan. At April 26, 1997, options to acquire 108,000 shares of common stock have been granted under the Directors' Plan.

    The Company applies APB Opinion No. 25 in accounting for its stock option plans. Accordingly, because the exercise prices of the options have equaled the market price on the date of grant, no compensation expense has been recognized for stock options granted. Had compensation cost for the Company's stock options been recognized based upon the fair value of the stock options on the grant date under the methodology prescribed by SFAS 123, the Company's net income and net income per share would have been impacted as indicated in the following table. The pro forma results shown below reflect only the impact of options granted in fiscal 1996 and 1997.

                                                                    FOR THE FISCAL YEAR
                                                                           ENDED
                                                                    --------------------
                                                                    APRIL 30,  APRIL 26,
                                                                      1996       1997
                                                                    ---------  ---------
Income from continuing operations:
  As reported.....................................................  $  18,398  $  30,488
  Pro forma.......................................................     16,339     17,842

Income from continuing operations per share:
  As reported:
    Basic.........................................................  $    0.27  $    0.33
    Diluted.......................................................       0.27       0.33
  Pro forma:
    Basic.........................................................  $    0.24  $    0.20
    Diluted.......................................................       0.24       0.19

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 15--STOCKHOLDERS' EQUITY (CONTINUED)
    The fair value of options granted (which is amortized to expense over the option vesting period in determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                             1996       1997
                                                                           ---------  ---------
Expected life of option..................................................    7 years    7 years
Risk free interest rate..................................................      6.58%      6.66%
Expected volatility of USOP stock........................................      58.5%      44.0%

    The weighted-average fair value of options granted was $12.44 and $17.06 for fiscal 1996 and 1997, respectively.

    A summary of option transactions follows:

                                                     WEIGHTED-                    WEIGHTED-
                                                      AVERAGE                      AVERAGE
                                                     EXERCISE       OPTIONS       EXERCISE
                                       OPTIONS         PRICE      EXERCISABLE       PRICE
                                     ------------  -------------  ------------  -------------
Balance at April 30, 1994..........       125,498    $    0.45         125,498    $    0.45
  Granted..........................       944,250         5.95
  Canceled.........................       (10,500)        6.67
                                     ------------

Balance at April 30, 1995..........     1,059,248         5.29         177,998         1.89
  Granted..........................     4,146,886        12.55
  Exercised........................       (95,025)        6.25
  Canceled.........................       (24,300)        8.47
                                     ------------

Balance at April 30, 1996..........     5,086,809        11.18         324,798         3.77
  Granted..........................     6,729,165        20.41
  Exercised........................      (197,744)        8.39
  Canceled.........................       (73,444)       12.65
                                     ------------
Balance at April 26, 1997..........    11,544,786    $   16.60       1,598,228    $   10.10
                                     ------------
                                     ------------

    The following table summarizes information about stock options outstanding at April 26, 1997:

                                                WEIGHTED-
                                                 AVERAGE     WEIGHTED-                WEIGHTED-
                                                REMAINING     AVERAGE                  AVERAGE
                                               CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
RANGE OF EXERCISE PRICES           OPTIONS        LIFE         PRICE     EXERCISABLE    PRICE
-------------------------------  ------------  -----------  -----------  ----------  -----------
$0.45 to $6.67.................       884,498   7.2 years    $    5.09      476,630   $    4.32
$6.68 to $13.33................     2,660,398   7.9 years         9.33      702,303        9.70
$13.34 to $20.00...............     4,234,986   9.3 years        17.55      313,866       16.25
$20.01 to $26.67...............     3,737,004   9.3 years        23.27      105,429       20.65
$26.68 to $29.92...............        27,900   9.1 years        28.13
                                 ------------                            ----------
$0.45 to $29.92................    11,544,786   8.7 years    $   16.60    1,598,228   $   10.10
                                 ------------                            ----------
                                 ------------                            ----------

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 15--STOCKHOLDERS' EQUITY (CONTINUED)
    The options outstanding information includes 125,498, 58,802 and 343,488 options to acquire common stock at exercise prices of $.45, $10.59 and $10.70, respectively, which were granted at certain Pooled Companies prior to their respective acquisitions by the Company.

    Non-qualified options granted to employees are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25% of the shares under option and generally expire ten years from the date of grant.

NOTE 16--SEGMENT REPORTING

GEOGRAPHIC SEGMENTS

    The following table sets forth information as to the Company's operations in its different geographic segments:

                                                                    NEW ZEALAND
                                                         NORTH          AND
                                                        AMERICA      AUSTRALIA       TOTAL
                                                      ------------  ------------  ------------
FISCAL 1995:
  Revenues..........................................  $    629,920   $   28,574   $    658,494
  Operating income..................................        18,133        1,429         19,562
  Identifiable assets of continuing operations at
    year-end........................................       220,878        5,512        226,390

FISCAL 1996:
  Revenues..........................................  $    984,387   $   77,141   $  1,061,528
  Operating income..................................        25,540        3,533         29,073
  Identifiable assets of continuing operations at
    year-end........................................       584,170      188,134        772,304

FISCAL 1997:
  Revenues..........................................  $  1,415,161   $  700,793   $  2,115,954
  Operating income..................................        56,126       28,708         84,834
  Identifiable assets of continuing operations at
    year-end........................................       782,615      753,254      1,535,869

    The amounts listed above as identifiable assets of continuing operations at year-end differ from the total asset amounts presented on the Consolidated Balance Sheet since net assets of discontinued operations of $33,514, $33,674 and $171,122 at April 30, 1995 and 1996 and April 26, 1997, respectively, were excluded from the above analysis but are included in total assets on the Company's Consolidated Balance Sheet.

NOTE 17--QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following presents certain unaudited quarterly financial data. The amounts differ from the amounts previously reported during fiscal 1996 and 1997 in the Company's Quarterly Reports on Form 10-Q as a result of the restatement of the financial statements to give retroactive effect to the results of the

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 17--QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED) companies acquired during fiscal 1996 and 1997 in business combinations accounted for under the pooling-of-interests method and as a result of the reporting of the results of Spin-Off Companies as discontinued operations.

                                                                       FISCAL 1996 QUARTERS
                                                  ---------------------------------------------------------------
                                                     FIRST       SECOND        THIRD       FOURTH       TOTAL
                                                  -----------  -----------  -----------  ----------  ------------
Revenues........................................   $ 205,940    $ 246,956    $ 268,645   $  339,987  $  1,061,528
Gross profit....................................      50,976       60,487       66,742       93,887       272,092
Operating income................................       1,484        6,666        8,115       12,808        29,073
Income from continuing operations before
  extraordinary items...........................       1,460        4,629        5,789        7,221        19,099
Income (loss) from discontinued operations......       3,387        5,550        7,727         (886)       15,778
Net income......................................       4,847       10,179       13,516        5,634        34,176

Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items.......................        0.02         0.07         0.09         0.09          0.28
    Income (loss) from discontinued
      operations................................        0.06         0.08         0.11        (0.01)         0.24
    Net income..................................        0.08         0.15         0.20         0.07          0.51
  Diluted:
    Income from continuing operations before
      extraordinary items.......................        0.02         0.07         0.09         0.09          0.28
    Income (loss) from discontinued
      operations................................        0.06         0.08         0.11        (0.01)         0.23
    Net income..................................        0.08         0.15         0.20         0.07          0.50

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 17--QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                                       FISCAL 1997 QUARTERS
                                                  ---------------------------------------------------------------
                                                     FIRST       SECOND        THIRD       FOURTH       TOTAL
                                                  -----------  -----------  -----------  ----------  ------------
Revenues........................................   $ 364,195    $ 537,334    $ 596,791   $  617,634  $  2,115,954
Gross profit....................................      98,299      153,284      169,329      176,755       597,667
Operating income................................      12,909       22,473       25,668       23,784        84,834
Income from continuing operations before
  extraordinary items...........................       6,855        9,771        8,767        6,545        31,938
Income from discontinued operations.............       9,475        8,933        2,003        6,389        26,800
Net income......................................      16,330       18,092       10,770       12,096        57,288

Per share amounts:
  Basic:
    Income from continuing operations before
      extraordinary items.......................        0.08         0.11         0.10         0.06          0.35
    Income from discontinued operations.........        0.12         0.10         0.02         0.06          0.31
    Net income..................................        0.20         0.21         0.12         0.12          0.64
  Diluted:
    Income from continuing operations before
      extraordinary items.......................        0.08         0.11         0.10         0.06          0.35
    Income from discontinued operations.........        0.12         0.10         0.02         0.06          0.29
    Net income..................................        0.20         0.20         0.12         0.12          0.62
Pro forma income from continuing operations
  before extraordinary items (see Note 11)......       6,431        9,166        8,225        6,140        29,962
Pro forma basic income per share from continuing
  operations before extraordinary item..........        0.08         0.11         0.09         0.06          0.33
Pro forma diluted income per share from
  continuing operations before extraordinary
  item..........................................        0.08         0.10         0.09         0.06          0.33

NOTE 18--SUBSEQUENT EVENTS (UNAUDITED)

    In January 1998, U.S. Office Products announced its intention to complete the Strategic Restructuring Plan described in Note 4. In addition, subsequent to April 26, 1997 and through March 9, 1998, the Company has completed 42 business combinations related to continuing operations for an aggregate purchase price of $502.3 million, consisting of approximately $79.8 million of cash and 20.4 million shares of the Company's common stock with an aggregate market value on the dates of acquisition of approximately $422.5 million. In addition, on December 22, 1997, U.S. Office Products made an additional equity investment of $40.8 million in Dudley Stationery Limited, its 49% owned independent office products dealer in the United Kingdom, to fund additional acquisitions at Dudley.

    The following presents the unaudited pro forma results of operations of the Company for fiscal 1997 as if the Strategic Restructuring Plan and the acquisitions described above had been consummated as of

                          U.S. OFFICE PRODUCTS COMPANY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 18--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) the beginning of fiscal 1997. The results presented below include certain pro forma adjustments to reflect (i) substantially higher amortization expenses as compared to prior periods (as a result of reclassifying 12 business combinations as purchase acquisitions (including the Company's acquisition of Mail Boxes Etc.), rather than under the pooling-of-interests method, as the Company had expected when it completed those acquisitions); (ii) substantially higher interest expense, as a result of increased borrowing that the Company expects to incur to help finance the cost of the Tender Offer; and (iii) higher effective income tax rates, due to increased non-deductible goodwill expense and the Company's inability to acquire subchapter S corporations in pooling-of-interests transactions:

                                                           FISCAL YEAR
                                                              ENDED        NINE MONTHS ENDED
                                                          APRIL 26, 1997    JANUARY 24, 1998
                                                         ----------------  ------------------
Revenues...............................................    $  2,794,009       $  2,070,655
Income from continuing operations before extraordinary
  items................................................           11,332            11,186
Basic income per share from continuing operations
  before extraordinary items...........................             0.08               0.08
Diluted income per share from continuing operations
  before extraordinary items...........................             0.08               0.08

    The unaudited pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of fiscal 1997 or the results which may occur in the future.

    On April 14, 1998, a stockholder purporting to represent a class composed of all U.S. Office Products' stockholders filed an action in the Delaware Chancery Court. The action claims that the Directors breached their fiduciary duty to the stockholders of U.S. Office Products by changing the terms of the Equity-Self Tender to include employee stock options. The complaint seeks injunctive relief, damages and attorneys fees. The Company believes that this lawsuit is without merit and intends to vigorously contest it.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
Mail Boxes Etc.

    We have audited the accompanying consolidated balance sheets of Mail Boxes Etc. as of April 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mail Boxes Etc. at April 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.

                                               /s/ ERNST & YOUNG LLP
                                               --------------------------------------------
                                               Ernst & Young LLP

San Diego, California
June 6, 1997

                                MAIL BOXES ETC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                               FISCAL YEARS ENDED
                                                                                                                   APRIL 30,
                                                                                                              --------------------
                                                                                                                1997       1996
                                                                                                              ---------  ---------
                                                              ASSETS
Current Assets:
  Cash and cash equivalents.................................................................................  $   3,992  $   1,416
  Restricted cash--franchisee deposits......................................................................      1,613      2,073
  Short-term investments....................................................................................     27,342     21,825
  Accounts receivable, net of allowance for doubtful accounts of $1,334 and $1,507, at April 30, 1997 and
    1996, respectively......................................................................................      6,547      6,799
  Receivable from National Media Fund.......................................................................        250        770
  Inventories...............................................................................................        447        544
  Current portion of notes receivable.......................................................................      6,048      6,756
  Current portion of net investment in sales-type leases....................................................      2,322      2,414
  Deferred income taxes.....................................................................................      1,272      1,846
  Re-acquired area and center rights held for resale........................................................        629        638
  Other.....................................................................................................      1,394      1,063
                                                                                                              ---------  ---------
      Total current assets..................................................................................     51,856     46,144

  Notes receivable, net.....................................................................................     12,977     10,831
  Net investment in sales-type leases.......................................................................      6,067      7,518
  Property and equipment:
    Land....................................................................................................      1,200      1,200
    Building and improvements...............................................................................      5,076      4,201
    Office furniture and equipment..........................................................................      4,307      4,018
    Vehicles................................................................................................        209        209
                                                                                                              ---------  ---------
      Total property and equipment..........................................................................     10,792      9,628
    Less accumulated depreciation and amortization..........................................................      4,831      4,247
                                                                                                              ---------  ---------
    Net property and equipment..............................................................................      5,961      5,381
  Excess of cost over assets acquired, net of accumulated amortization of $607 and $549 at April 30, 1997
    and 1996, respectively..................................................................................        383        441
  Re-acquired area rights, net of accumulated amortization of $511 and $240 at April 30, 1997 and 1996,
    respectively............................................................................................      6,443      3,240
  Deferred income taxes.....................................................................................      1,249      1,307
  Other assets..............................................................................................        739        904
                                                                                                              ---------  ---------
      Total Assets..........................................................................................  $  85,675  $  75,766
                                                                                                              ---------  ---------
                                                                                                              ---------  ---------

                                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................................................................  $   1,363  $   2,096
  Franchisee deposits.......................................................................................      2,097      2,619
  Royalties, referrals and commissions payable..............................................................      1,760      2,515
  Accrued employee expenses and related taxes...............................................................      2,390      1,963
  Other accrued expenses....................................................................................      1,550      2,012
  Income taxes payable......................................................................................        769        838
  Current maturities of long term debt......................................................................        692        958
                                                                                                              ---------  ---------
      Total current liabilities.............................................................................     10,621     13,001

Long-term debt, net of current maturities...................................................................      3,916      1,402
Commitments and contingencies...............................................................................
Shareholders' equity:
  Preferred stock, no par value, 10,000,000 shares authorized, with none issued and outstanding.............
  Common stock, no par value, 40,000,000 shares authorized, with 11,300,273 and 11,139,698 shares issued and
    outstanding at April 30, 1997 and 1996, respectively....................................................     16,728     14,944
  Retained earnings.........................................................................................     54,410     46,419
                                                                                                              ---------  ---------
      Total shareholders' equity............................................................................     71,138     61,363
                                                                                                              ---------  ---------
      Total liabilities and shareholders' equity............................................................  $  85,675  $  75,766
                                                                                                              ---------  ---------
                                                                                                              ---------  ---------

                            See accompanying notes.

                                MAIL BOXES ETC.

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    FISCAL YEARS ENDED APRIL 30,
                                                                                   -------------------------------
                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
Revenues:
  Royalty and marketing fees.....................................................  $  35,254  $  30,947  $  24,673
  Franchise fees.................................................................      9,915      8,557      8,670
  Sales of supplies and equipment................................................     12,775     10,839     10,020
  Interest income on leases and other............................................      8,687      6,975      5,424
  Company centers................................................................      1,206      1,789      1,564
                                                                                   ---------  ---------  ---------
    Total Revenues...............................................................     67,837     59,107     50,351

Cost and expenses:
  Franchise operations...........................................................     18,463     14,881     12,506
  Franchise development..........................................................      6,383      5,883      5,090
  Cost of supplies and equipment sold............................................      9,585      8,465      7,915
  Marketing......................................................................      6,219      4,068      4,630
  General and administrative.....................................................      9,060     10,293      7,878
  Company centers................................................................      1,265      1,842      1,598
  Litigation settlement expenses.................................................      5,000
                                                                                   ---------  ---------  ---------
    Total cost and expenses......................................................     55,975     45,432     39,617
                                                                                   ---------  ---------  ---------

Operating income.................................................................     11,862     13,675     10,734
Interest on investments and other................................................        963        674        447
                                                                                   ---------  ---------  ---------
Income before provision for income taxes.........................................     12,825     14,349     11,181
Provision for income taxes.......................................................      4,834      5,620      4,411
                                                                                   ---------  ---------  ---------
    Net income...................................................................  $   7,991  $   8,729  $   6,770
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

Net income per common share......................................................  $    0.68  $    0.77  $    0.60
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

Weighted average common and common equivalent shares outstanding.................     11,780     11,403     11,357
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                            See accompanying notes.

                                MAIL BOXES ETC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                             COMMON STOCK
                                                                         --------------------  RETAINED
                                                                          SHARES     AMOUNT    EARNINGS     TOTAL
                                                                         ---------  ---------  ---------  ---------
Balance, April 30, 1994................................................     11,569  $  19,195  $  30,920  $  50,115
Exercise of employee stock options and other...........................        146        928                   928
Common stock repurchased...............................................       (657)    (5,681)               (5,681)
Income tax benefit from stock option activity..........................                    13                    13
Net income.............................................................                            6,770      6,770
                                                                         ---------  ---------  ---------  ---------
Balance, April 30, 1995................................................     11,058     14,455     37,690     52,145
                                                                         ---------  ---------  ---------  ---------
Exercise of employee stock options and other...........................        221      2,135                 2,135
Common stock repurchased...............................................       (140)    (1,922)               (1,922)
Income tax benefit from stock option activity..........................                   276                   276
Net income.............................................................                            8,729      8,729
                                                                         ---------  ---------  ---------  ---------
Balance, April 30, 1996................................................     11,139     14,944     46,419     61,363
                                                                         ---------  ---------  ---------  ---------
Exercise of employee stock options and other...........................        180      1,590                 1,590
Common stock repurchased...............................................        (19)      (410)                 (410)
Income tax benefit from stock option activity..........................                   604                   604
Net income.............................................................                            7,991      7,991
                                                                         ---------  ---------  ---------  ---------
Balance, April 30, 1997................................................     11,300  $  16,728  $  54,410  $  71,138
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------

                            See accompanying notes.

                                MAIL BOXES ETC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       FISCAL YEARS ENDED APRIL 30,
                                                                                      -------------------------------
                                                                                        1997       1996       1995
                                                                                      ---------  ---------  ---------
Operating Activities:
  Net income........................................................................  $   7,991  $   8,729  $   6,770
  Adjustments to reconcile net income to net cash provided from operating activities:
    Depreciation and amortization...................................................      1,046      1,030      1,024
    Gain on sale of equipment under sales type lease agreements.....................       (429)      (558)      (681)
    Increase (decrease) in allowance for doubtful accounts..........................       (530)       880      1,236
    Loss (gain) on disposal of property and equipment...............................         (7)         4        122
    Deferred income taxes...........................................................        632     (1,054)    (1,023)
Changes in assets and liabilities:
    Restricted cash.................................................................        460       (459)      (252)
    Accounts and notes receivable...................................................       (760)    (1,049)    (7,386)
    Receivable from National Media Fund.............................................        520        830     (1,600)
    Assets leased to franchisees and inventories....................................     (1,338)    (1,235)    (1,999)
    Re-acquired area and center rights held for resale..............................        109        378        261
    Other current assets............................................................       (331)       (58)       421
    Other assets....................................................................        (38)       152        173
    Accounts payable................................................................       (733)       945        419
    Franchisee deposits.............................................................       (522)       466        747
    Royalties, referrals and commissions payable....................................       (755)        66        610
    Accrued employee expenses and related taxes.....................................        427        500        697
    Other accrued expenses..........................................................       (369)       838        821
    Income taxes payable............................................................        535        397        730
                                                                                      ---------  ---------  ---------
      Net cash flows provided from operating activities.............................      5,908     10,802      1,090
Investing Activities:
    Net change in short-term investments............................................     (5,517)   (11,773)       389
    Additions to property and equipment.............................................     (1,292)      (472)      (477)
    Principal payments received on sales-type leases................................      3,407      3,628      3,223
    Re-acquired area rights.........................................................       (439)      (185)      (887)
                                                                                      ---------  ---------  ---------
    Net cash flows provided from (used in) investing activities.....................     (3,841)    (8,802)     2,248
Financing Activities:
    Borrowing under line of credit..................................................      1,630      3,720      3,800
    Repayments under line of credit.................................................     (2,150)    (4,550)    (2,200)
    Repayments on notes payable.....................................................       (354)      (146)       (54)
    Repurchase of common stock......................................................       (410)    (1,922)    (5,681)
    Proceeds from the issuance of common stock......................................      1,793      1,923        937
                                                                                      ---------  ---------  ---------
    Net cash flows provided from (used in) financing activities.....................        509       (975)    (3,198)
                                                                                      ---------  ---------  ---------
Increase in cash and cash equivalents...............................................      2,576      1,025        140
Cash and cash equivalents at beginning of year......................................      1,416        391        251
                                                                                      ---------  ---------  ---------
Cash and cash equivalents at end of year............................................  $   3,992  $   1,416  $     391
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Supplemental Disclosures of Cash Flow Information:
    Cash paid during the year for Income taxes......................................  $   3,762  $   6,348  $   5,479

                                MAIL BOXES ETC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS) (CONTINUED)

                                                                                       FISCAL YEARS ENDED APRIL 30,
                                                                                      -------------------------------
                                                                                        1997       1996       1995
                                                                                      ---------  ---------  ---------
Interest expense....................................................................  $     261  $     155  $      98
Supplemental Schedule of Non-Cash Activities:
    Equipment sold under sales-type leases..........................................  $   1,864  $   2,232  $   2,724
    Cost of equipment sold under sales-type leases..................................  $   1,435  $   1,674  $   2,043
    Notes payable issued in connection with re-acquired area rights.................  $   3,123  $     185  $   1,495
    Accounts and notes forgiven in connection with re-acquired area rights..........  $     104             $     468
    Exchange of area rights.........................................................                        $     260

                            See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 APRIL 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Mail Boxes Etc. ("MBE" or "the Company") was incorporated in November 1983 as a California corporation. It operates domestically through one wholly-owned subsidiary, Mail Boxes Etc. USA, Inc. This subsidiary grants territorial franchise rights for the operation or sale of service centers specializing in postal, packaging, business and communication services. The purchase price paid by the Company to acquire this subsidiary exceeded the subsidiary's net assets by $0.9 million; the excess is being amortized on the straight-line method over 20 years.

    The Company acquired a majority interest in the master license for the United Kingdom during FY96. During FY97 MBE acquired the remaining interest in the United Kingdom and operated this entity as a wholly-owned subsidiary, MBE-UK. All accounts of this foreign subsidiary have been measured using U.S. dollars as the functional currency. The gains and losses arising from the measurement of the foreign subsidiary's account have not been significant. At the end of FY97, the MBE Master License for the United Kingdom was sold to a group comprised of the individual principal owners of the MBE Master License for Canada and several other MBE Area and Individual Franchisees.

    The Company provides franchisees with a system of business training, advice regarding site location, marketing, advertising programs and management support designed to assist the franchisee in opening and operating MBE Centers.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

REVENUE RECOGNITION

    The Company enters into area and individual franchise agreements in the United States and master license agreements in other countries.

    Area franchise agreements grant the area franchisee the exclusive right to market individual franchise centers for the Company in the area franchisee's territory. The area franchisee generally receives a commission on individual franchises sold as well as a share of future royalties earned by the Company from centers in the area franchisee's territory. Individual franchise agreements grant the individual franchisee the exclusive right to open and operate a franchise center in the individual franchisee's territory.

    Franchise fee revenue is recognized upon completion of all significant initial services provided to the franchisee, area franchisee or master licensee and upon satisfaction of all material conditions of the franchise agreement, area franchise agreement or master license. For individual franchise sales, the significant initial obligations that must be completed before any revenue is recognized are: the site is located, a store lease is in place, the franchise agreement has been signed, the store design and layout is complete, all manuals and systems have been provided, and training at MBE is completed. For area franchise sales, the significant initial obligations that must be completed before any revenue is recognized are: all operating manuals are provided, training is completed and a pilot center is opened. For master license agreements, the significant initial obligations that must be completed before any revenue is recognized are: all operating manuals are provided and training is completed.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Revenue is recognized using the installment method when the revenue is collectable over an extended period and no reasonable basis exists for estimating collectability.

    On a monthly basis, all individual franchisees are required to pay royalty and marketing fees to the Company based upon a percentage of each franchisee's sales (as defined). Such fees are recognized as revenue based upon reported or estimated sales activity by the franchisees. Revenue from sales of supplies and equipment is recognized when orders are shipped, or the lease is completed, whichever is later.

    In FY95, the National Media Fund was created to administer national advertising programs. The National Media Fund is managed by a committee of area franchisees, individual franchisees and MBE. Certain advertising fees, based on franchisees' sales (as defined), are collected by the Company for the National Media Fund. Such advertising fees are not included in the accompanying financial statements. As of April 30, 1997 and 1996, the Company had advanced $250 thousand and $770 thousand to the National Media Fund, respectively, to fund certain national advertising programs.

    These advances, including interest, are repaid to the Company based on the collection of the advertising fees and availability of funds.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers cash equivalents to be those instruments which have original maturities of three months or less.

    In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities for which the Company does not have the intent or the ability to hold to maturity are classified as available for sale along with the Company's investments in equity securities.

    Securities classified as available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. At April 30, 1997 and 1996, the Company had no investments that were classified as trading or held to maturity as defined by Statement No. 115.

    Realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available for sale is included in interest income.

    The following is a summary of cash and cash equivalents and the estimated fair value of available for sale securities by balance sheet classification at April 30;

                                                                                                1997       1996
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Cash and cash equivalents Cash..............................................................  $     351  $   1,339
    Money market fund.......................................................................      3,641         77
Short-term investments:
    U.S. Government securities..............................................................      5,842      4,000
    Mutual fund preferred equity securities.................................................     21,500     17,825
                                                                                              ---------  ---------
Total cash, cash equivalents and short-term investments.....................................  $  31,334  $  23,241
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The estimated fair value of each investment approximates the amortized cost, and therefore, there are no unrealized gains or losses as of April 30, 1997 or 1996.

    "Restricted cash-franchisee deposits" is the amount that prospective franchisees have deposited into a separate account managed by MBE. When all of the requirements for recognizing revenue for an individual, area or master license sale are completed (see the "Revenue Recognition" section of Note 1), then the deposit amount is transferred from this separate account into MBE's regular account and the revenue from the sale is recognized. If MBE's obligations are not completed then these deposits are usually refundable. The account, "Franchisee deposits", in the liability section of the balance sheet includes the restricted cash deposit amount and other deposits received from its franchisees.

CONCENTRATION OF CREDIT RISK

    The Company invests its excess cash in debt and equity instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its cash equivalents or short-term investments. Receivables from franchisees include trade receivables, lease receivables and notes receivable. Credit is extended based on an evaluation of the franchisee's financial condition. Sales-type leases are collateralized by the leased equipment and fixtures.

    Trade receivables are not collateralized. However, the center ownership transfer process requires that all amounts owed be paid when a center ownership is transferred.

    Notes receivable from area franchisees and master licensees are collateralized by the area rights or master license rights, respectively. The Company has provided for estimated credit losses.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of resources and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

    Inventories consist of supplies and equipment held for resale to franchisees and equipment held for lease. Inventories are recorded at the lower of cost (first-in, first-out method) or market.

RE-ACQUIRED INDIVIDUAL AND AREA FRANCHISE RIGHTS

    The Company repurchases franchise rights for two primary reasons. The Company may repurchase area rights with the intention of developing a better support system and then reselling the areas within a short period of time. The Company may acquire individual center rights to upgrade the Center and then resell it within a short period of time. The Company had an investment of approximately $629 thousand and $638 thousand in such individual and area rights at April 30, 1997 and 1996, respectively. The Company may also repurchase the area rights with the primary intention of retaining the royalties normally shared with the former area franchisees and maintaining such rights as long-term investments. The area

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) repurchases have been accounted for as purchases. The Company records these area repurchases at cost less accumulated amortization. Periodically the Company assesses the fair value of these areas based on estimated cash flows to determine if an impairment in the value has occurred and an adjustment is necessary. As of April 30, 1997 no adjustment is necessary. The Company had an investment of $6.4 million and $3.2 million in such area rights at April 30, 1997 and 1996, respectively. Area franchise rights held as long-term investments are amortized over a period of 20 years.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Building...................................................       31.5 years
                                                                  12.5--31.5
Building improvements......................................            years
Office furniture and equipment.............................        3-5 years
Vehicles...................................................          3 years

EMPLOYEE STOCK OPTIONS

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

ACCOUNTING FOR ASSET IMPAIRMENT

    The Company adopted Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", effective May 1, 1995. SFAS No. 121 required impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect on the financial statements from the adoption of SFAS No. 121.

NET INCOME PER COMMON SHARE

    Earnings per share are based on the weighted average number of common shares and common share equivalents (stock options) outstanding during the period.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

2. NOTES RECEIVABLE

    Notes receivable consist of the following at April 30;

                                                                                                1997       1996
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Notes with interest rates ranging from 8%-14%, from individual franchisees, due at varying dates through 2005........................................................................  $  11,688  $  11,170
Notes with interest rates ranging from 8%-14%, from area franchisees, due at varying dates
  through 2005..............................................................................      7,252      6,611
Notes with interest rates ranging from 8.5%--11.75%, from master licensees, due at varying
  dates through 2004........................................................................      1,728      1,806
                                                                                              ---------  ---------
                                                                                                 20,668     19,587
Less portion due within one year............................................................     (6,048)    (6,756)
Less allowance for uncollectible notes......................................................     (1,643)    (2,000)
                                                                                              ---------  ---------
                                                                                              $  12,977  $  10,831
                                                                                              ---------  ---------
                                                                                              ---------  ---------
    Interest earned for the fiscal year ended April 30:.....................................  $   1,997  $   2,041
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    Scheduled principal maturities for notes receivable as of April 30, 1997, are as follows (in thousands): 1998--$6,048; 1999--$4,164; 2000--3,384;
2001--$2,582; 2002--$1,997; and thereafter $2,493

    At April 30, 1997, the Company was obligated to fund approximately $281 thousand under certain financing programs offered to franchisees.

3. NET INVESTMENT IN SALES--TYPE LEASES

    The Company leases various types of office and computer equipment to franchisees under three to eight-year lease agreements. The following summarizes the components of the net investment in sales-type leases at April 30;

                                                                                                1997       1996
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Total minimum lease payments to be received.................................................  $  10,980  $  13,241
Less unearned income........................................................................     (2,591)    (3,309)
                                                                                              ---------  ---------
Net investment in sales-type leases.........................................................      8,389      9,932
Less portion due within one year............................................................     (2,322)    (2,414)
                                                                                              ---------  ---------
                                                                                              $   6,067  $   7,518
                                                                                              ---------  ---------
                                                                                              ---------  ---------
Interest earned for the fiscal year ended April 30:.........................................  $   1,203  $   1,420
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    Annual minimum lease payments subsequent to April 30, 1997, are as follows (in thousands): 1998-- $3,307; 1999--$2,736; 2000 -$2,031; 2001--$1,330;
2002--$778; and thereafter--$798.

4. DEBT

    The Company has a line of credit with a bank which allows maximum borrowings of $7 million. As of April 30, 1997, $250 thousand has been borrowed and $6.750 million is available for borrowing under the line of credit. The line of credit is unsecured and bears interest at a rate based on LIBOR plus certain basis

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

4. DEBT (CONTINUED)
points (6.81% at April 30, 1997). The agreement expires on September 1, 1998, at which time all outstanding borrowing can be converted to a three-year term loan, which would be payable in equal monthly installments. The line of credit agreement contains various covenants, including limitations on additional indebtedness and maintaining certain financial ratios.

5. NOTES PAYABLE

    Long-term debt consists of notes payable to former area franchisees in connection with the repurchase of area franchise rights. Payments are made in monthly installments of $51 thousand including interest at 8% to 8.5% per annum. Aggregate principal maturities on notes payable at April 30, 1997 are as follows (in thousands): 1998 ---$442; 1999--$452; 2000--$447; 2001--$457; 2002--$463;
and thereafter-- $2,097.

6. INCOME TAXES

    The provision for income taxes consists of the following for each of the years ended April 30:

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
Current:
  Federal............................................................................  $   3,297  $   5,324  $   4,352
  State..............................................................................        905      1,344      1,088
                                                                                       ---------  ---------  ---------
                                                                                           4,202      6,668      5,440
Deferred:
  Federal............................................................................        557       (913)      (890)
  State..............................................................................         75       (135)      (139)
                                                                                       ---------  ---------  ---------
                                                                                             632     (1,048)    (1,029)
                                                                                       ---------  ---------  ---------
                                                                                       $   4,834  $   5,620  $   4,411
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    The Company has derived tax deductions measured by the excess of the market value over the option price at the date employee stock options were exercised. The cumulative related tax benefit of approximately $1.4 million has been credited to common stock. Significant components of the Company's deferred tax assets for federal and state income taxes as of April 30 are:

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
Deferred tax assets:
Valuation reserves...................................................................  $   1,884  $   2,646  $   1,679
State taxes..........................................................................        247        339        295
Deferred compensation................................................................        390        168        131
                                                                                       ---------  ---------  ---------
Total deferred tax assets............................................................  $   2,521  $   3,153  $   2,105
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

6. INCOME TAXES (CONTINUED)
    A reconciliation between the amount of tax computed by multiplying income before taxes by the applicable statutory rates and the amount of reported taxes is as follows:

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
Statutory rate.......................................................................       34.0%      35.0%      34.0%
State tax, net of federal tax benefit................................................        5.0%       5.5%       5.6%
Other................................................................................       (1.3%)      (1.3%)      (0.1%)
                                                                                             ---        ---        ---
                                                                                            37.7%      39.2%      39.5%
                                                                                             ---        ---        ---
                                                                                             ---        ---        ---

7. STOCK OPTIONS

    The Company has granted options to directors, officers and key employees under stock option plans to purchase shares of the Company's common stock.

    Options are generally granted at prices equal to the fair market value of the shares at the date of grant and are generally exercisable in equal increments over three to five years, commencing one year after the date of grant. At April 30, 1997, 473 thousand options were exercisable and the Company had nearly 2.6 million shares available for future grant under the stock option plan for employees and 160 thousand shares available for future grant under the stock option plan for outside directors.

    A summary of the Company's stock option activity and related information is as follows (shares in thousands):

                                                                                                    FY97
                                                                                        ----------------------------
                                                                                         NUMBER OF     WGTD. AVG.
                                                                                          SHARES     EXERCISED PRICE
                                                                                        -----------  ---------------

                                                                                               (IN THOUSANDS)
Outstanding at beginning of year......................................................       1,113      $    9.85
Granted...............................................................................         489      $   17.54
Exercised.............................................................................        (180)     $    9.97
Forfeited.............................................................................        (169)     $   13.12
                                                                                             -----         ------
Outstanding at the end of the year....................................................       1,253      $   12.39
                                                                                             -----         ------
Exercisable at the end of the year....................................................         473*     $   10.75
                                                                                             -----         ------

------------------------

* Because of the Merger Agreement with U.S. Office Products described in Note 13, all stock options granted prior to May 22, 1997 (the date of the Merger Agreement), will become vested and fully exercisable prior to the Merger. If the Merger is not consummated, all options that were accelerated solely as a result of the Merger Agreement, but were not exercised, will revert back to their original vesting schedule.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

7. STOCK OPTIONS (CONTINUED)

                                                                                                    FY96
                                                                                         --------------------------
                                                                                                       WGTD. AVG.
                                                                                          NUMBER OF     EXERCISE
                                                                                           SHARES         PRICE
                                                                                         -----------  -------------

                                                                                               (IN THOUSANDS)
Outstanding at beginning of year.......................................................         914     $    9.93
Granted................................................................................         441     $    9.17
Exercised..............................................................................        (221)    $    8.70
Forfeited..............................................................................         (21)    $   13.30
                                                                                              -----        ------
Outstanding at the end of the year.....................................................       1,113     $    9.85
                                                                                              -----        ------
Exercisable at the end of the year.....................................................         394     $   12.49
                                                                                              -----        ------

                                                                                                     FY95
                                                                                         ----------------------------
                                                                                                         WGTD. AVG.
                                                                                           NUMBER OF      EXERCISE
                                                                                            SHARES          PRICE
                                                                                         -------------  -------------

                                                                                                (IN THOUSANDS)
Outstanding at beginning of year.......................................................          847      $    9.90
Granted................................................................................          258      $    7.81
Exercised..............................................................................         (146)     $    6.29
Forfeited..............................................................................          (45)     $    9.31
                                                                                               -----         ------
Outstanding at the end of the year.....................................................          914      $    9.93
                                                                                               -----         ------
Exercisable at the end of the year.....................................................          408      $   10.77
                                                                                               -----         ------

    Adjusted pro forma information regarding net income and earnings-per-share is required by SFAS 123, and has been determined as if the Company had accounted for its employee and non-employee directors stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the "Black Scholes" method for option pricing with the following weighted-average assumptions for FY97 and FY96: 1) risk free interest rates of 6%; 2) dividend yields of 0%; 3) volatility factors of the expected market value of the Company's common stock of .395; and a weighted-average expected life of the options of 5 years.

    For purposed of adjusted pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's adjusted pro forma information would have been as follows (in thousands):

                                                                                            FY97          FY96
                                                                                         -----------  -------------
Adjusted pro forma net income..........................................................   $   7,403     $   8,549
Adjusted pro forma earnings-per-share..................................................   $    0.63     $    0.75

    The results above are not likely to be representative of the effects of applying FAS 123 on reported net income or loss for future years as these amounts reflect the expense for only one or two years vesting.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

7. STOCK OPTIONS (CONTINUED)
    The following summarizes information about the Company's stock options outstanding at April 30, 1977 (number of options in thousands):

                    SHARES SUBJECT TO OUTSTANDING OPTIONS
------------------------------------------------------------------------------                EXERCISABLE
                                                       OPTION       WGTD. AVE   ---------------------------------------
                     RANGE OF                          SHARES       REMAINING   WGTD. AVE.      NUMBER      WGTD. AVE.
                  EXERCISE PRICE                     OUTSTANDING      LIFE      EXER. PRICE   EXERCISABLE   EXER. PRICE
--------------------------------------------------  -------------  -----------  -----------  -------------  -----------
$4.13       ......................................            8       1.0 yrs    $    4.13             8     $    4.13
$6.81--$ 8.25.....................................          390           7.5    $    7.84           112     $    7.57
$9.00--$10.50.....................................          278           4.6    $   10.00           195     $    9.96
$11.50--$14.50....................................          145           4.8    $   13.80           140     $   13.78
$16.50--$23.13....................................          432           9.1    $   17.70            18     $   18.27
                                                          -----    -----------  -----------        -----    -----------
                                                          1,253                                      473

8. FRANCHISE FEES

    Franchise fees consist of the following for each of the years ended April
30:

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
Individual franchises................................................................  $   7,240  $   6,397  $   6,774
Area franchises......................................................................        296        292         58
Master licenses & international fees.................................................      1,062        957      1,170
Transfer and renewal fees............................................................      1,317        911        668
                                                                                       ---------  ---------  ---------
                                                                                       $   9,915  $   8,557  $   8,670
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

9. ROYALTY EXPENSES

    Royalties shared with area franchisees are included in franchise operations in the accompanying consolidated statements of income and are as follows (in thousands): 1997--$12,875; 1996--$11,686; and 1995--$9,689.

10. EMPLOYEE BENEFIT PLANS

    In November 1988, the Company adopted an amended and restated Stock Purchase and Salary Savings Plan (Plan) covering substantially all employees that have been employed for at least six months and meet other age and eligibility requirements. Employees may contribute up to ten percent of compensation per year (subject to a maximum limit by federal tax law) into various funds.

    Profit sharing contributions by the Company to the Plan are made at the discretion of the Board of Directors and were $240 thousand, $450 thousand, and $420 thousand for the years ended April 30, 1997, 1996 and 1995, respectively. At the discretion of the Board of Directors, the Company may also make annual matching contributions to the Plan. Matching contributions for 1997, 1996 and 1995 were $214 thousand, $162 thousand, and $136 thousand, respectively and equal to 50% of the employee's contributions.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

10. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The Company has entered into an employment agreement with its chief executive officer, under which the Company agreed to obtain a split dollar life insurance policy for his benefit. The Company contributed $100 thousand in both FY97 and FY96 toward the funding of this policy. The Company has retained an equity interest in this policy equal to the extent of its contributions. Consequently, there is no effect on the Company's earnings as a result of these contributions.

    Contributions after FY97 will be determined annually by the Board of Directors.

11. LITIGATION

    On November 6, 1996, the Company entered into a comprehensive settlement of various lawsuits and claims made by certain franchisees in several lawsuits being pursued in San Diego County Superior Court. Under the settlement agreement, the Company paid $4 million in cash and will deliver an aggregate amount of 39,080 shares of its common stock over a period of two years. The settlement expense reflected in the Company's financial results is $5 million.

    The Company is still involved in various lawsuits and claims from its franchisees and former employees in the course of conducting its business. While the Company intends to vigorously defend these actions, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation. It is possible that the Company's results of operations in a particular quarter or annual period could be materially adversely affected by an ultimate unfavorable outcome of certain pending litigation. Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position or liquidity.

12. RELATED PARTY TRANSACTIONS

    Nearly 40% of the franchisees' gross sales and almost 50% of their subject-to-royalty revenues are generated by selling UPS Services. The Company receives royalty revenue based on revenues earned by the franchisees. The Company recognized royalty and marketing fee revenues generated from UPS services of $16.9 million, $14.9 million, and $11.8 million for the years ended April 30, 1997, 1996, and 1995, respectively.

13. SUBSEQUENT EVENTS

    On May 22, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with U.S. Office Products Company ("USOP"), pursuant to which a newly-formed, wholly-owned subsidiary of USOP will be merged (the "Merger") with and into MBE, with MBE to be the surviving corporation. Once the merger is completed, MBE will be a wholly-owned subsidiary of USOP. Consummation of the Merger is subject to certain conditions, including the approval of the principal terms of the transaction by the Company's shareholders.

14. QUARTERLY INFORMATION (UNAUDITED)

    The following quarterly information includes all adjustments which management considers necessary for a fair statement of such information. For interim quarterly financial statements, the provision for

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           APRIL 30, 1997 (CONTINUED)

14. QUARTERLY INFORMATION (UNAUDITED) (CONTINUED) income taxes is estimated using the best available information for projected results for the entire year (in thousands, except for per share data).

FY97                                                                       FIRST     SECOND      THIRD     FOURTH
-----------------------------------------------------------------------  ---------  ---------  ---------  ---------
Total revenues.........................................................  $  14,779  $  17,047  $  18,838  $  17,173
Total cost and expenses................................................     11,634     18,078     13,204     13,059
Provision for (benefit from) income taxes..............................      1,331       (341)     2,310      1,534
Net income (loss)......................................................      2,070       (470)     3,557      2,834
Earnings (loss) per share..............................................        .18      (0.04)       .30        .24

FY96                                                                       FIRST     SECOND      THIRD     FOURTH
-----------------------------------------------------------------------  ---------  ---------  ---------  ---------
Total revenues.........................................................  $  12,803  $  15,097  $  16,164  $  15,093
Total cost and expenses................................................     10,279     11,804     11,870     11,479
Provision for (benefit from) income taxes..............................      1,036      1,345      1,751      1,488
Net income (loss)......................................................      1,622      2,091      2,708      2,308
Earnings (loss) per share..............................................        .14        .18        .24        .20

                                MAIL BOXES ETC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                      OCTOBER 31,
                                                                                                          1997
                                                                                                      ------------
                                                                                                      (UNAUDITED)
                                                      ASSETS
Current Assets:
  Cash and cash equivalents.........................................................................   $    1,059
  Restricted cash--franchisee deposits..............................................................        1,923
  Short-term investments............................................................................       31,354
  Accounts receivable, net..........................................................................        7,806
  Inventories.......................................................................................          533
  Current portion of notes receivable...............................................................        8,998
  Current portion of net investment in sales-type leases............................................        3,388
  Deferred income taxes.............................................................................        1,272
  Re-acquired area and center rights held for resale................................................          612
  Other.............................................................................................        1,637
                                                                                                      ------------
    Total current assets............................................................................       58,582

  Notes receivable, net.............................................................................       18,131
  Net investment in sales-type leases...............................................................        5,133
  Property and equipment, net.......................................................................        6,686
  Excess of cost over assets acquired, net..........................................................          268
  Re-acquired area rights...........................................................................        1,157
  Deferred income taxes.............................................................................        1,249
  Other assets......................................................................................          958
                                                                                                      ------------
    Total assets....................................................................................   $   92,164
                                                                                                      ------------
                                                                                                      ------------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..................................................................................   $    1,952
  Franchisee deposits...............................................................................        2,395
  Royalties, referrals and commissions payable......................................................        2,760
  Accrued employee expenses and related taxes.......................................................        2,089
  Other accrued expenses............................................................................        2,038
  Income taxes payable..............................................................................        1,523
  Current maturities of debt and notes payable......................................................          274
                                                                                                      ------------
    Total current liabilities.......................................................................       13,031

Long-term debt, net of current maturities...........................................................        2,448

Shareholders' equity:
  Preferred stock, no par value, 10,000,000 shares authorized, with none issued and outstanding.....
  Common stock, no par value, 40,000,000 shares authorized, with 11,422,091 shares issued
    outstanding at October 31, 1997.................................................................       18,340
  Retained earnings.................................................................................       58,345
                                                                                                      ------------
    Total shareholders' equity......................................................................       76,685
                                                                                                      ------------
      Total liabilities and shareholders' equity....................................................   $   92,164
                                                                                                      ------------
                                                                                                      ------------

                            See accompanying notes.

                                MAIL BOXES ETC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                        --------------------  --------------------
                                                                        10/31/97   10/31/96   10/31/97   10/31/96
                                                                        ---------  ---------  ---------  ---------
Revenue:
    Royalty and marketing fees........................................  $   8,466  $   7,985  $  17,161  $  15,586
    Franchise fees....................................................      3,802      2,736      6,144      4,531
    Sales of supplies and equipment...................................      3,537      3,899      6,049      6,929
    Interest income on leases and other...............................      2,537      2,163      4,413      4,151
    Company centers...................................................        204        264        458        630
                                                                        ---------  ---------  ---------  ---------
        Total revenues................................................     18,546     17,047     34,225     31,827

Cost and Expenses:
    Franchise operations..............................................      4,515      4,328      8,598      8,488
    Franchise development.............................................      1,840      1,742      3,316      2,954
    Cost of supplies and equipment sold...............................      2,552      2,912      4,396      5,189
    Marketing.........................................................      1,773      1,713      3,048      3,061
    General and administrative........................................      3,251      2,099      5,591      4,341
    Company centers...................................................        197        284        459        680
    Litigation settlement expenses....................................                 5,000                 5,000
    Non recurring charges.............................................                            2,510
                                                                        ---------  ---------  ---------  ---------
        Total cost and expenses.......................................     14,128     18,078     27,918     29,713
                                                                        ---------  ---------  ---------  ---------

Operating Income (loss)...............................................      4,418     (1,031)     6,307      2,114
Interest on investments and other.....................................        309        220        631        476
                                                                        ---------  ---------  ---------  ---------
Income (loss) before provision (benefit) for income taxes.............      4,727       (811)     6,938      2,590
Provision for income taxes............................................      1,881       (341)     3,003        990
                                                                        ---------  ---------  ---------  ---------
        Net income (loss).............................................  $   2,846  $    (470) $   3,935  $   1,600
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

Net income (loss) per common share:...................................  $     .24  $    (.04) $     .33  $     .14
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------
Weighted average common and common equivalent shares outstanding......     12,101     11,198     12,088     11,774
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

                            See accompanying notes.

                                MAIL BOXES ETC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                  (UNAUDITED)

                                                                                                 SIX MONTHS ENDED
                                                                                                   OCTOBER 31,
                                                                                               --------------------
                                                                                                 1997       1996
                                                                                               ---------  ---------
Operating Activities:
  Net income.................................................................................  $   3,935  $   1,600
  Adjustments to reconcile net income to net cash provided from operating activities:
    Depreciation and amortization............................................................        556        523
    Gain on sale of re-acquired area rights..................................................     (2,644)      (339)
    Gain on sale of equipment under sales-type lease agreements..............................       (166)      (241)
  Changes in assets and liabilities:
    Restricted cash..........................................................................       (310)        80
    Accounts and notes receivable............................................................     (1,792)       461
    Receivable from National Media Fund......................................................        250        770
    Assets leased to franchisees and inventories.............................................       (675)    (1,032)
    Re-acquired area and center rights (held for resale).....................................       (143)       (86)
    Other current assets.....................................................................       (243)    (1,447)
    Other assets.............................................................................       (127)      (191)
    Accounts payable.........................................................................        589        288
    Franchisee deposits......................................................................        298         89
    Royalties, referrals and commissions payable.............................................      1,000        (26)
    Accrued employee expenses and related taxes..............................................       (301)      (929)
    Other accrued expenses...................................................................        488      4,806
    Income taxes payable.....................................................................        754       (838)
                                                                                               ---------  ---------
      Net cash flows provided from operating activities......................................      1,469      3,488
Investing Activities:
    Net change in short-term investments.....................................................     (4,012)    (2.840)
    Additions to property and equipment......................................................     (1,106)      (215)
    Principal payments received on sales-type leases.........................................        624      1,777
                                                                                               ---------  ---------
      Net cash flows (used in) investment activities.........................................     (4,494)    (1,278)
Financing Activities:
    Borrowings under revolving loan..........................................................                   930
    Repayments under revolving loan..........................................................       (250)    (1,700)
    Repayments on notes payable..............................................................     (1,270)      (136)
    Repurchase of common stock...............................................................       (112)      (283)
    Proceeds from the issuance of common stock...............................................      1,724        945
                                                                                               ---------  ---------
      Net cash flows provided from (used in) financing activities............................         92       (244)
Increase in cash and cash equivalents........................................................     (2,933)     1,966
Cash and cash equivalents at beginning of period.............................................      3,992      1,416
                                                                                               ---------  ---------
Cash and cash equivalents at end of period...................................................  $   1,059  $   3,382
                                                                                               ---------  ---------
                                                                                               ---------  ---------
Supplemental Disclosure for Cash Flow Information:
    Cash paid during the period for income taxes.............................................  $   2,240  $   3,270
    Interest.................................................................................        164         85
Supplemental Schedule with Non-Cash Investment and Financing Activities:
    Equipment sold under sales-type agreements...............................................  $     755  $   1,048
    Additions to debt for acquisition of Area rights.........................................        597      1,780

                            See accompanying notes.

                                MAIL BOXES ETC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

ITEM 1. BASIS OF PRESENTATION:

NOTE 1. PRESENTATION

    The condensed consolidated balance sheet as of October 31, 1997, the condensed consolidated statements of operations for the three-month periods and six-month periods ended October 31, 1997 and 1996, and the condensed consolidated statements of cash flows for the six-month periods then ended have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows have been made.

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In addition, certain Risk Factors may also impact future financial reports. It is suggested that the condensed consolidated financial statements contained in this report be read in conjunction with the financial statements and notes thereto included in the 1997 Annual Report on Form 10-K, as well as the Risk Factors discussed in the Form 10-K Report. The results of operations for the quarter ended October 31, 1997 are not necessarily indicative of the operating results for the full year.

NOTE 2. SUBSEQUENT EVENT

    During November 1997, Mail Boxes Etc. was acquired by U.S. Office Products. U.S. Office Products issued approximately 15.4 million shares of its common stock in exchange for all the outstanding shares of Mail Boxes Etc., representing an exchange ratio of 1.349 shares of U.S. Office Products common stock for each share of Mail Boxes Etc. common stock.

                       THE TENDER AGENT FOR THE OFFER IS:

THE CHASE MANHATTAN BANK LONDON OFFICE     or               CHASE MANHATTAN BANK
            Trinity Tower                                     LUXEMBOURG S.A.
         9 Thomas More Street                                  5, rue Plaetis
            London E1 9YT                                    L-2338 Luxembourg
      Attention: Kevin Rainbird                         Attention: Veronique Cridel
    Telephone: +(44) 171 777 2000                       Telephone: (352) 4626 85-284
    Facsimile: +(44) 171 777 5410                       Facsimile: (352) 4626 85-380
                  or
          +(44) 171 777 5420

                      THE DEALER MANAGER FOR THE OFFER IS:
                  BA ROBERTSON STEPHENS INTERNATIONAL LIMITED
                                 105 Piccadilly
                                 London W1V 9FN
                        Attention: Lars-Christian Brask
                               +(44) 171 518 7100

               The date of this Offer to Purchase is May 5, 1998.